UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________
FORM 20-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended ______________

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to

COMMISSION FILE NUMBER 000-__________
___________________

pSivida Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English)

Western Australia, Commonwealth of Australia
(Jurisdiction of incorporation or organization)

Level 12 BGC Centre
28 The Esplanade
Perth WA 6000
Australia
(Address of principal executive offices)
__________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares
American Depositary Shares each representing
10 Ordinary Shares and evidenced by American Depositary Receipts

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

The number of outstanding shares of each of the issuers' classes of capital or common stock as of June 30, 2004 was: 153,937,785 Ordinary Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☐ Not applicable.

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☒ Item 18 ☐

Please send copies of notices and communications from the
Securities and Exchange Commission to:

Lawrence Goodman, Esq.
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, NY 10178

TABLE OF CONTENTS

PART I

INTRODUCTION

In this Registration Statement, the "company," "pSivida," "we," "us" and "our" refer to pSivida Limited and its consolidated subsidiaries. References to the "ADSs" are to our American Depositary Shares described in Item 12.D entitled "American Depositary Shares," and references to "Ordinary Shares" and "ordinary shares" are to our ordinary shares described in Item 10.A entitled "Share Capital." We also make reference to our subsidiaries as follows: references to "pSiMedica" refer to pSiMedica Limited; references to "pSiOncology" refer to pSiOncology Pte Limited; and references to "AION Diagnostics" refer to "AION Diagnostics Limited".

We prepare consolidated financial statements in Australian dollars in accordance with accounting principles generally accepted in Australia, and they are referred to herein as the "financial statements." In this Registration Statement, references to "A$" are to Australian dollars and references to "$" and "U.S. dollars" are to United States dollars, except for in the financial statements, where references to “$” are to Australian dollars and references to “US$” are to United States dollars. On June 30, 2003, the commercial exchange rate (buy) was $0.6667 = A$1.00 and on June 30, 2004 such commercial exchange rate was $0.6952 = A$1.00.

Our fiscal year ends on June 30, and references in this Registration Statement to any specific fiscal year are to the twelve month period ended June 30 of such year.

FORWARD-LOOKING STATEMENTS

This Registration Statement contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify such forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements due to many important factors some of which are contained in cautionary statements in this Registration Statement, including, without limitation, with the forward-looking statements included in this Registration Statement and specifically under Item 3.D, "Risk Factors."

All subsequent written and oral forward-looking statements attributable to pSivida are expressly qualified in their entirety by reference to these cautionary statements.

1

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.   DIRECTORS AND SENIOR MANAGEMENT

The names, positions and addresses of our directors are as follows:

Name:	Position/Function:	Business Address:
Dr. Roger Brimblecombe	Non-Executive Chairman	Apartment 2 Columbus House Trossachs Drive Bath BA2 6RP United Kingdom
Dr. Roger Aston	Director of Strategy	pSivida Limited Level 12 BGC Centre 28 The Esplanade Perth WA 6000 Australia
Mr. Gavin Rezos	Managing Director	pSivida Limited Level 12 BGC Centre 28 The Esplanade Perth WA 6000 Australia
Ms. Alison Rich Ledger	Non-Executive Director	3 Chapel Road Vaucluse Sydney NSW 2030 Australia
Mr. Stephen Lake	Non-Executive Director	QinetiQ Limited St Andrews Road Malvern Worcestershire WR14 3PS United Kingdom

Our senior managers are as follows:

Name:	Position/Function:	Location:
Mr. Gavin Rezos	Managing Director	Australia
Dr. Roger Aston	Director of Strategy	Australia
Mr. Aaron Finlay	Chief Financial Officer and Company Secretary	Australia
Dr. Anna Kluczewska	Head of Diagnostics	Australia
Mr. Joshua Mann	Investor Relations Manager	Australia
Prof. Leigh Canham	Chief Scientific Officer	UK
Mr. Stephen Connor	Director of Development	UK
Dr. Roghieh Saffie-Siebert	Director of Research	UK
Dr. Jill Ogden	Commercial Director	UK
Dr. David Petty	Intellectual Property Manager	UK
Dr. Mark Parry-Billings	Research & Development Director	UK

The business address of our Australia location is pSivida Limited, Level 12 BGC Centre, 28 The Esplanade, Perth WA 6000, Australia, and the business address of our UK location is pSiMedica Limited, Malvern Hills Science Park, Malvern, Worcestershire, WR14 3SZ, United Kingdom.

2

B.	ADVISORS

Lawyers:

Blake Dawson Waldron
Level 19, Forrest Center
221 St George's Terrace
Perth, WA 6000
Australia

Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178
USA

Stephenson Harwood
One, St Paul's Churchyard
London
EC4M 8SH
United Kingdom

Nabarro Nathanson
Lacon House
Theobald's Road
London WC1X 8RW
United Kingdom

Patent Lawyers:

Nixon & Vanderhye
8th Floor
1100 North Glebe Road
Arlington, Virginia 22201-4714
USA

Greaves Brewster
Indigo House
Cheddar Business Park
Cheddar BS27 3EB
United Kingdom

C.   AUDITORS

Our independent registered public accounting firm for purposes of providing their report as to our audited consolidated financial statements included in this Registration Statement is Deloitte Touche Tohmatsu whose address is Central Park Level 16, 152-158 St. George's Terrace, Perth WA 6000, Australia.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

3

ITEM 3.   KEY INFORMATION

A.   SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents our selected historical consolidated financial data as of the dates and for each of the periods indicated. The information set forth below is not necessarily indicative of future results and should be read in conjunction with Item 5. "-Operating and Financial Review and Prospects" as well as our audited consolidated financial statements and the notes thereto appearing elsewhere in this Registration Statement.

The selected consolidated financial data as of June 30, 2004 and 2003 and for each of the three years in the period ended June 30, 2004 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this Registration Statement. The selected consolidated financial data as of June 30, 2002 and 2001 and for the period from December 1, 2000 (inception date) to June 30, 2001 have been derived from our audited consolidated financial statements and notes thereto which are not included in this Registration Statement.

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in Australia, or A-GAAP, which differ in certain significant respects from accounting principles generally accepted in the United States, or U.S. GAAP. Please refer to Note 23 to the consolidated financial statements for a description of the differences between A-GAAP and U.S. GAAP as they relate to us, and a reconciliation of net loss and total equity to U.S. GAAP for the periods and as of the dates indicated.

	Years Ended June 30			Period from December 1, 2000 to
	2004	2003	2002	June 30, 2001 (1)
	(In Australian Dollars except numbers of shares)
STATEMENT OF FINANCIAL PERFORMANCE DATA: A-GAAP
Revenue from ordinary activities	381,679	110,675	916,600	113,145
Depreciation and amortization expense	(39,360)	(37,835)	(38,501)	(11,681)
Research and development expense	(7,011,666)	(4,586,182)	(3,186,863)	(236,132)
Interest expense	(5,635)	-	-	-
Employee benefits expense	(1,238,381)	(522,977)	(480,110)	(25,486)
Other income/(expense)/income from ordinary activities	394,387	(320,009)	(1,208,150)	(701,576)
Loss from ordinary activities before income tax expense	(7,518,976)	(5,356,328)	(3,997,024)	(851,730)
Income tax expense relating to ordinary activities	-	-	-	-
Net loss before outside equity interest	(7,518,976)	(5,356,328)	(3,997,024)	(851,730)
Net loss attributable to outside equity interest	3,835,771	2,591,175	1,806,605	113,229
Net loss	(3,683,205)	(2,765,153)	(2,190,419)	(738,501)
Loss per share - basic and diluted	(0.03)	(0.03)	(0.02)	(0.01)
Weighted average number of ordinary shares outstanding - basic and diluted	126,990,066	101,281,292	89,834,844	69,053,359

U.S. GAAP
Revenue from ordinary activities	56,200	-
Net loss	(6,059,011)	(3,288,418)
Loss per share - basic and diluted	(0.05)	(0.03)
Weighted average number of ordinary shares outstanding - basic and diluted	126,990,066	101,281,292

	As of June 30,
	2004	2003	2002	2001
STATEMENT OF FINANCIAL POSITION DATA: A-GAAP
Cash assets	31,350,656	1,180,134	5,051,509	3,270,093
Working capital	29,791,981	433,609	4,643,187	3,107,966
Total assets	40,367,058	7,175,342	11,273,860	9,247,729

4

Contributed equity	49,957,982	15,602,184	14,649,616	12,107,849
Accumulated deficit	(13,190,459)	(9,507,254)	(6,742,101)	(4,551,682)
Total parent entity interest in equity	36,845,743	6,095,165	7,939,515	7,585,467
Total outside equity interest	1,583,200	204,354	2,773,306	1,376,663
Total equity	38,428,943	6,299,519	10,712,821	8,962,180
U.S. GAAP
Total assets	38,319,863	6,284,293
Total equity	34,819,468	5,204,116
Contributed equity	51,030,718	15,434,340

(1) The legal entity that became pSivida was incorporated as the Sumich Group Ltd in April 1987. The Sumich Group operated an agriculture business which was placed into administration or receivership on September 30, 1998. pSivida was subsequently formed on December 1, 2000 following upon entering into a court-approved arrangement with Sumich Group's creditors which fully extinguished all prior liabilities as of that time. pSivida then appointed new directors and officers and re-listed on the Australian Stock Exchange under its new name.

Exchange Rates

The following tables set forth for the periods and dates indicated certain information concerning the rates of exchange of A$1.00 into U.S.$ based on the noon market buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, which we refer to as the noon buying rate.

Month	High	Low
July 2004	0.7334	0.6980
August 2004	0.7263	0.6994
September 2004	0.7172	0.6881
October 2004	0.7529	0.7132
November 2004	0.7946	0.7432
December 2004	0.7805	0.7495

The noon buying rate on January 13, 2005 was $0.7670 = A$1.00.

Year Ended June 30,	At Period End	Average Rate	High	Low
2000	0.5971	0.6238	0.6703	0.5685
2001	0.5100	0.5320	0.5996	0.4828
2002	0.5628	0.5682	0.5748	0.4841
2003	0.6713	0.5884	0.6729	0.5280
2004	0.6952	0.7155	0.7979	0.6390

B.   CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness as of November 30, 2004 under A-GAAP. This table should be read in conjunction with the audited consolidated financial statements and accompanying notes included elsewhere in this Registration Statement and with the information set forth under the headings "Selected Consolidated Financial Data" and "Operating and Financial Review and Prospects".

As of November 30, 2004
(In Australian Dollars)
Indebtedness
Long-term debt	$-
Total Debt	$-

Stockholders' equity (deficit)
Contributed equity	$104,697,336
Reserves	310,343
Accumulated deficit	(18,580,779)
Total stockholders' equity	86,426,900
Total capitalization in accordance with A-GAAP(a)	$86,426,900

5

(a)	A reconciliation of total capitalization as reported under A-GAAP to total capitalization as adjusted for the effects of U.S. GAAP is as follows:

As of November 30, 2004
(In Australian Dollars)
Total capitalization in accordance with A-GAAP	$86,426,900
U.S. GAAP adjustments:
Intangible assets
Fair value of shares issued as consideration	153,162
Direct acquisition costs	78,749
Amortization of intangible assets	(3,685,325)
Sales of stock by subsidiaries	335,291
In-process research and development	(1,035,018)
(4,153,141)
Goodwill
Reversal of goodwill amortization	354,154
Fair value of shares issued as consideration	8,267,526
8,621,680
Deferred tax effect of U.S. GAAP adjustments,	-
Total capitalization in accordance with U.S. GAAP	90,895,439

Refer to Note 23 to the audited consolidated financial statements and Note 5 to the unaudited pro forma consolidated financial statements included elsewhere in this Registration Statement for a description of the U.S. GAAP adjustments.

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.   RISK FACTORS

The following risk factors, in addition to the other information and financial data contained in this Registration Statement, should be considered carefully in evaluating our company and its business. Any investment in our American Depositary Shares, or ADSs, involves a high degree of risk. You should consider the risks described below carefully and all of the information contained in this Registration Statement before deciding whether to purchase our ADSs. If any of the events described below actually occur, our business, financial condition and results of operations may suffer significantly. As a result, the trading price of our ADSs could decline and you may lose all or part of your investment in our ADSs.

Risks related to our company and our business

All of our products and planned products are based upon new and unproven technologies.

We are currently developing products based upon BioSilicon™, a biocompatible and biodegradable form of the element silicon, for multiple applications across many sectors of healthcare. Our core product focus is on controlled slow release drug delivery and diagnostics. Other potential applications for BioSilicon include uses in orthopedics and tissue engineering.

BioSilicon is a new and unproven technology. The successful development and market acceptance of BioSilicon is subject to many risks. These risks include the potential for ineffectiveness, lack of safety, unreliability, failure to receive necessary regulatory clearances or approvals and the emergence of superior or equivalent products, as well as the effect of changes in future general economic conditions. Our failure to develop products based on BioSilicon that overcome these risks would have a material adverse effect on our business, financial condition and results of operations.

6

We have a history of losses; we expect to continue to incur losses; and we may never become profitable.

pSivida was formed in 2000. As pSivida is primarily a research and development company, we have incurred operating losses in every year of existence. We have incurred a net loss of A$3.7 million, A$2.8 million and A$2.2 million for the years ended June 30, 2004, 2003 and 2002, respectively. As of June 30, 2004, we had an accumulated loss of A$13.2 million. We have not achieved profitability and expect to continue to incur net losses through to at least 2007, and we may incur losses beyond that time, particularly if we are not successful in having BrachySil widely marketed by that time. Even if BrachySil is being marketed at some point in 2007 or beyond, we may not achieve sufficient sales of BrachySil or any other product to become profitable at that time or at any other time. The extent of future losses and whether or how long it may take for us to achieve profitability are uncertain.

We rely heavily upon patents, trade secrets and other proprietary technologies and any future claims that our rights to such intellectual property are invalid could seriously harm our business.

Protection of intellectual property rights is crucial to our business, since that is how we keep others from copying the innovations which are central to our existing and future products. Our success is dependent on whether we can obtain patents, defend our existing patents and operate without infringing on the proprietary rights of third parties. We currently have 24 patents and 82 pending patent applications, including patents and pending applications covering BioSilicon and various uses thereof. We expect to aggressively patent and protect our proprietary technologies. However, we cannot be sure that any additional patents will be issued to us as a result of our pending or future patent applications or that any of our patents will withstand challenges by others. If we were determined to be infringing any third party patent, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain operations. We may not be able to obtain any required licenses on commercially favorable terms, if at all. Our failure to obtain a license for any technology that we may require to commercialize BioSilicon could have a material adverse effect on our business, financial condition and results of operations. In addition, many of the laws of foreign countries in which we intend to operate may treat the protection of proprietary rights differently from, and may not protect our proprietary rights to the same extent as, laws in Australia, the United States and Patent Co-operation Treaty countries.

While we have not been and we are not currently involved in any litigation over intellectual property, such litigation may be necessary to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights. We may also be sued by a third party alleging that we infringe its intellectual property rights. Any intellectual property litigation would be likely to result in substantial costs to us and diversion of our efforts. If our competitors claim technology also claimed by us and if they prepare and file patent applications in the U.S., we may have to participate in interference proceedings declared by the U.S. Patent and Trademark office to determine priority of invention, which could result in substantial cost to us and diversion of our efforts. Any such litigation or interference proceedings, regardless of the outcome, could be expensive and time consuming. Litigation could subject us to significant liabilities to third parties, requiring disputed rights to be licensed from third parties or require us to cease using certain technologies and, consequently, could have a material adverse effect on our business, financial condition and results of operations.

We rely, in part, on confidentiality agreements with employees, advisors, vendors and consultants to protect our proprietary expertise. These agreements may be breached and we may not have adequate remedies in the event of a breach. In addition, our un-patented proprietary technological expertise may otherwise become known or independently discovered by competitors.

We have a limited ability to market our products ourselves, and if we are unable to find marketing partners, or our marketing partners do not successfully market our products then our business will suffer.

We presently have no marketing or sales staff. Achieving acceptance for the use of BioSilicon will require extensive and substantial efforts by experienced personnel as well as expenditure of significant funds. We may not be able to establish sufficient capabilities necessary to achieve market penetration.

We intend to license and/or sell BioSilicon to companies who will be responsible in large part for sales, marketing and distribution of products utilizing BioSilicon. The amount and timing of resources, which may be devoted to the performance of their contractual responsibilities by these licensees, are not within our control. These partners may not perform their obligations as expected or pay any additional option or license fees to us. We also may not derive any revenue from such arrangements.

7

Moreover, our licensees may have rights of termination under our agreements with them. Exercise of termination rights by those parties may leave us temporarily or permanently without any marketing or sales resources which may have an adverse effect on our business, financial condition and results of operations. Additionally, our interests may not continue to coincide with those of our partners, and our partners may develop independently or with third parties products or technologies which could compete with our products. Further, disagreements over rights or technologies or other proprietary interests may occur.

To the extent that we choose not to or we are unable to enter into future license agreements with marketing and sales partners, we may experience increased capital requirements to develop the ability to market and sell future products. We may not be able to market or sell our technology or future products independently in the absence of such agreements.

Our markets are competitive and our competitors could develop more effective products, making our products less competitive, uneconomical or obsolete, thereby impacting our future operations.

We are or plan to be engaged in the rapidly evolving and competitive fields of drug delivery, tissue engineering, diagnostics and orthopedics technologies. Our competitors include many major pharmaceutical companies and other biotechnology, drug delivery, diagnostics and medical products companies.

Many of our potential competitors have substantially greater financial, technological, research and development, marketing and personnel resources. Our competitors may succeed in developing alternate technologies and products that are more effective, easier to use, more economical than those which we have developed or that would render our technologies and products obsolete and non-competitive in these fields. These competitors may also have greater experience in developing products, conducting clinical trials, obtaining regulatory approvals or clearances and manufacturing and marketing such products or technologies.

Our competitive position is based upon our ability to:

•	create and maintain scientifically-advanced technology and proprietary products and processes;

•	attract and retain qualified personnel;

•	obtain patent or other protection for our products and processes;

•	obtain required government approvals on a timely basis;

•	manufacture products on a cost-effective basis; and

•	successfully market products.

If we are not successful in meeting these goals, our business could be adversely affected. Similarly, our competitors may succeed in developing technologies, products or procedures that are more effective than any that we are developing or that would render our technology and products obsolete, noncompetitive or uneconomical.

There are risks involved in expanding our initial focus and broadening our product pipeline.

As we expand our focus to broaden our product pipeline and as our scientific efforts lead us in new directions outside of our areas of experience and expertise, we will require additional internal expertise or external collaborations in areas in which we currently do not have substantial resources and personnel. As we develop new product lines, we will require additional resources that may be difficult to obtain. We may have to enter into collaboration arrangements with others that may require us to relinquish rights to certain of our technologies or products that we would otherwise pursue independently. We may be unable to acquire the necessary expertise or enter into collaboration agreements on acceptable terms to develop additional products.

8

Problems associated with international business operations could affect our ability to manufacture and sell our products.

We currently maintain offices in Australia and in the UK; BioSilicon is produced for us in Germany and the UK; we are conducting product trials in Singapore; and we intend to license and/or sell products based on BioSilicon in most major world healthcare markets. A number of risks are inherent in our many international transactions. In order for us to license and manufacture products based on BioSilicon, we must obtain country-specific regulatory approvals or clearances or comply with regulations regarding safety and quality in a variety of jurisdictions. We may not be able to obtain or maintain regulatory approvals or clearances in such countries and we may be required to incur significant costs in obtaining or maintaining foreign regulatory approvals or clearances. In addition, our operations and revenues are subject to a number of risks associated with foreign commerce, including the following:

•	managing foreign distributors;

•	staffing and managing foreign branch offices;

•	political and economic instability;

•	foreign currency exchange fluctuations;

•	changes in tax laws, tariffs and freight rates;

•	timing and availability of export licenses;

•	inadequate protection of intellectual property rights in some countries; and

•	obtaining governmental approvals for certain products.

There are risks relating to product manufacturing which could cause delays in product development and commercialization and impact our future profitability.

Our ability to conduct timely preclinical and clinical research and development programs, obtain regulatory approval, commercialize our product candidates and fulfill our contract manufacturing obligations to others will depend, in part, upon our ability to manufacture our products, either directly or through third parties, in accordance with U.S. Food and Drug Administration, or FDA, and other regulatory requirements. We are currently able to acquire sufficient BioSilicon from QinetiQ in the UK for use in internal and collaborative research. We plan to develop this production capability at our own facilities in the UK at a cost of approximately £125,000 (approximately A$327,000). Our lead product, BrachySil, is currently manufactured under contract in accordance with applicable FDA regulations by Hosokawa Micron Group, Atomising Systems Ltd, HighForce Ltd and AEA Technology QSA GmbH pursuant to our contracts with those companies.

If we are unable to manufacture BioSilicon ourselves or through QinetiQ, our manufacturing vendors or other third parties, we would be unable to proceed with or could experience delays in development and commercialization of our products. If our third party manufacturing vendors no longer manufacture BioSilicon for us, we may not be able to manufacture products successfully or in a cost-effective manner at our own facilities or find suitable replacements. If we are unable to develop our own manufacturing facilities or to obtain or retain third-party manufacturing on acceptable terms, we may not be able to conduct certain future preclinical and clinical testing or to supply commercial quantities of our products.

Our dependence upon third parties for the manufacture of some of our products may adversely affect our profit margins and our ability to develop and deliver products on a timely and competitive basis.

Our ability to commercialize our products depends on our ability to achieve regulatory approvals.

Our current and future activities are and will be subject to regulation by governmental authorities in the U.S., Europe, Singapore and other countries. To clinically test, produce and market medical products for human use,

9

pSivida and those that license the use of BioSilicon must satisfy mandatory procedural, safety and efficacy requirements established by the FDA and comparable state and foreign regulatory agencies. Typically, such rules require that products be approved by the government agency as safe and effective for their intended use prior to being marketed. The approval process is expensive, time consuming and subject to unanticipated delays. Product candidates comprising BioSilicon may not be approved. In addition, while we intend to apply to have BioSilicon regulated as a device, the FDA may determine to regulate it as a drug, in which case we would incur significant additional cost and time in order to achieve the required regulatory approvals. Any product approvals we achieve could also be withdrawn for failure to comply with regulatory standards or due to unforeseen problems after the product's marketing approval.

Testing is necessary to determine safety and efficacy before a submission may be filed with the FDA to obtain authorization to market regulated products. In addition, the FDA imposes various requirements on manufacturers and sellers of products under its jurisdiction, such as labeling, manufacturing practices, record keeping and reporting requirements. The FDA also may require post-marketing testing and surveillance programs to monitor a product's effects. Furthermore, changes in existing regulations or the adoption of new regulations could prevent us from obtaining, or affect the timing of, future regulatory approvals.

Our failure to comply with environmental laws and regulations may reduce our ability to manufacture and commercialize products.

Medical and biopharmaceutical research and development involves the controlled use of hazardous materials, such as radioactive compounds and chemical solvents. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and waste products. We could be subject to both criminal liability and civil damages in the event of an improper or unauthorized release of, or exposure of individuals to, hazardous materials. In addition, claimants may sue us for injury or contamination that results from our use or the use by third parties of these materials, and our liability may exceed our total assets. Compliance with environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development or production efforts or harm our operating results.

Our business will be subject to the uncertainty of third-party reimbursement and health care reform measures which may limit market acceptance.

In both domestic and foreign markets, our ability to commercialize our products will depend, in part, upon the availability of reimbursement from third-party payors, such as government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the price and cost-effectiveness of medical products. If our products are not considered cost-effective, third-party payors may limit reimbursement. Government and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new therapeutic products approved for marketing by the FDA and by refusing, in some cases, to provide any coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. If government and third-party payors do not provide adequate coverage and reimbursement levels for uses of our products, the market acceptance of our products would be limited.

There have been a number of U.S. federal and state proposals during the last few years to subject the pricing of pharmaceuticals to government control and to make other changes to the health care system of the U.S. It is uncertain what legislative proposals will be adopted or what actions federal, state or private payors for health care goods and services may take in response to any health care reform proposals or legislation. We cannot predict the effect health care reforms may have on our business.

The loss of some or all of our key personnel could harm our business.

We are dependent upon the principal members of our management and scientific staff. In addition, we believe that our future success in developing BioSilicon and achieving a competitive position will depend to a large extent on whether we can attract and retain additional qualified management and scientific personnel. There is strong competition for such personnel within the industry in which we operate and we may not be able to continue to attract such personnel to Malvern in the United Kingdom where our research and development is conducted. As we do not have large numbers of employees and BioSilicon is a unique and highly specialized product, the loss of the

10

services of one or more of the senior management or scientific staff, or the inability to attract and retain additional personnel and develop expertise as needed, could have a material adverse effect on our results of operations and financial condition.

We may be subject to product liability suits, and we may not have sufficient insurance to cover damages.

The testing, manufacturing, marketing and sale of the products utilizing BioSilicon involves risks that product liability claims may be asserted against us or our licensees. Our current clinical trial insurance may not be adequate or continue to be available on reasonable commercial terms, if at all. In the event clinical trial insurance is not adequate, our ability to continue with planned research and development in the relevant area could be negatively impacted.

We will need additional capital to conduct our operations and develop our products, and our ability to obtain the necessary funding is uncertain.

We may require substantial additional capital resources in order to conduct our operations and develop our products. The timing and degree of any future capital requirements will depend on many factors, including:

•	the accuracy of the assumption underlying our estimates for our capital needs in 2005 and beyond;

•	continued scientific progress in our research and development programs;

•	the magnitude and scope of our research and development programs;

•	our ability to maintain and establish strategic arrangements for research, development, clinical testing, manufacturing and marketing;

•	our progress with preclinical and clinical trials;

•	the time and costs involved in obtaining regulatory approvals;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; and

•	the potential for new technologies and products.

If and when it is required, we will attempt to acquire additional funding through strategic collaborations, public or private equity financings, capital lease transactions or other financing sources that may be available. Additional financing may not be available on acceptable terms, or at all. Additional equity financings could result in significant dilution to stockholders. Further, in the event that additional funds are obtained through arrangements with collaborative partners, these arrangements may require us to relinquish rights to some of our technologies, product candidates or products that we would otherwise seek to develop and commercialize ourselves. If sufficient capital is not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs, each of which could have a material adverse effect on our business.

We have experienced rapid growth and changes in our business, and our failure to manage this and any future growth and changes could harm our business.

As evidenced by our recent purchase of the remaining shares of pSiMedica as of August 4, 2004 and the incorporation of AION Diagnostics, our business is rapidly changing.

We expect to continue increasing the number of our employees, and we may suffer if we do not manage and train our new employees effectively. Our product sales may not grow at a rate sufficient to support the costs associated with an increasing number of employees. Any periods of rapid growth may place significant strains on our managerial, financial and other resources. The rate of any future expansion, in combination with our complex technologies and products, may demand an unusually high level of managerial effectiveness in anticipating, planning, coordinating and meeting our operational needs as well as the needs of our customers.

11

Further, we may in the future decide to focus our efforts on one or more additional geographical markets. Currently, we are conducting clinical trials in Singapore, and if those trials are successful we may seek regulatory approvals in the U.S. and/or parts of Europe. We currently do not have locations or past experience working in the U.S. and parts of Europe other than the UK, and therefore we may not be able to successfully obtain regulatory approvals or commercialize our products in those regions.

In addition, if we make acquisitions or divestitures, we could encounter difficulties that harm our business. We may acquire companies, products or technologies that we believe to be complementary to our business. If we do so, we may have difficulty integrating the acquired personnel, operations, products or technologies. In addition, acquisitions may dilute our earnings per share, disrupt our ongoing business, distract our management and employees and increase our expenses, which could harm our business. We may also sell businesses or assets as part of our strategy or if we receive offers from third parties. If we do so, we may sell an asset or business for less than its full value.

Risks related to our being located outside of the United States

You may have difficulty in effecting service of legal process and enforcement of judgments against us or our management.

We are a public company limited by shares, registered and operating under the Australian Corporations Act 2001. All of our directors and officers named in this Registration Statement reside outside the U.S. Substantially all or a substantial portion of the assets of those persons are located outside the U.S. As a result, it may not be possible to effect service on such persons in the U.S. or to enforce, in foreign courts, judgments against such persons obtained in U.S. courts and predicated on the civil liability provisions of the federal securities laws of the U.S. Furthermore, substantially all of our directly owned assets are outside the U.S., and, as such, any judgment obtained in the U.S. against pSivida may not be collectible within the U.S. There is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon federal or state securities laws of the U.S., especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in Australia.

As a foreign private issuer we do not have to provide you with the same information as an issuer of securities based in the U.S.

Because we are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended, commonly referred to as the Exchange Act, we are exempt from certain provisions of that law that are applicable to U.S. public companies, including (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a registered security; and (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time. Thus, you are not afforded the same protections or information, which would be made available to you, were you investing in a U.S. public corporation.

In accordance with the requirements of the Australian Stock Exchange, we disclose annual and semi-annual results. Our annual results are fully audited and our semi-annual results undergo a limited review by our independent auditors. We also endeavor to immediately disclose in the public media and to the Australian Stock Exchange all information which may have an effect on our stock price. We also disclose other relevant information pertaining to our company as required by Australian Stock Exchange regulations applicable to listed companies. We will provide our semi-annual results and other material information that we make public in Australia in the U.S. under the cover of SEC Form 6-K. Nevertheless, this information may not be the same or as much information as would be made available to you were you investing in a U.S. public corporation.

Risks related to our stock and our ADSs

If we are a passive foreign investment company you may suffer adverse tax consequences.

Unfavorable tax consequences for a U.S. holder of our ADSs can occur if we are treated as a passive foreign investment company, or "PFIC", under the U.S. Internal Revenue Code of 1986, as amended, for any year

12

during which the U.S. holder owns our ADSs. For example, if a U.S. holder disposes of an ADS at a gain, and during any year of its holding period we were a PFIC, then such gain would be taxable as ordinary income and not as capital gain and would be subject to additional taxation based on the length of time the U.S. holder held such stock. Most of the tax consequences of our being a PFIC can be mitigated if the U.S. holder makes certain elections as described in this Registration Statement in Item 10.E under "U.S. Federal Income Tax Considerations".

In general, we will be a PFIC for any taxable year if either (1) 75% or more of our gross income in the taxable year is passive income, or (2) 50% or more of the average value of our assets in the taxable year produces, or is held for the production of, passive income. We believe that the IRS would consider pSivida to have been a PFIC in each of its past three fiscal years. We do not yet know whether we will be classified as a PFIC in the year ending June 30, 2005 or thereafter because the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. In the event we are classified as a PFIC, we intend to provide U.S. holders with sufficient information to enable them to make a mitigating election if so desired. However, we may fail to provide such information, and if we do, you may not be aware of our status as a PFIC and therefore either fail to make the appropriate election or be subject to additional taxes and penalties.

Holders of ADSs may have limited rights relative to holders of our Ordinary Shares in certain circumstances.

The rights of holders of ADSs with respect to voting of ordinary shares and the right to receive certain distributions may be limited in certain respects by the deposit agreement entered into by us and Citibank, N.A. For example, although ADS holders are entitled under the deposit agreement, subject to any applicable provisions of Australian law and of our constitution, to instruct the depositary as to the exercise of the voting rights pertaining to the ordinary shares represented by the American Depositary Shares, and the depositary has agreed that it will try, as far as practical, to vote the ordinary shares so represented in accordance with such instructions, ADS holders may not receive notices sent by depositary in time to ensure that the depositary will vote the ordinary shares. This means that holders of ADSs may not be able to exercise their right to vote. In addition, under the deposit agreement, the depositary has the right to restrict distributions to holders of the ADSs in the event that it is unlawful or impractical to make such distributions. We have no obligation to take any action to permit distributions to holders of our American Depositary Receipts, or ADRs. As a result, holders of ADRs may not receive distributions made by us. For further information about the rights and limitations on rights applicable to holders of our ADRs, please see Item 12D of this registration statement entitled "American Depositary Shares".

Our stock price is volatile and can fluctuate significantly based on events not in our control and general industry conditions.

The biotechnology sector is particularly vulnerable to abrupt changes in investor sentiment. Stock prices of companies in the biotechnology industry, including ours, can swing dramatically, with little relationship to operating performance. Our stock price may be affected by a number of factors including, but not limited to:

•	clinical trial results and other product development events;

•	the outcome of litigation;

•	decisions relating to intellectual property rights;

•	the entrance of competitive products into our market;

•	changes in reimbursement policies or other practices related to the pharmaceutical industry; or

•	other industry and market changes or trends.

Since December 2000, the price of our Ordinary Shares has ranged from A$0.09 to A$1.44 per share. Greater fluctuations are likely to occur due to events not within our control, regulatory actions such as government approval of products or reimbursements, and general market conditions affecting the biotechnology sector or the stock market generally.

13

In addition, low trading volume may increase the volatility of the price of our ADSs. Trading volume in our ordinary shares on other markets has not been historically high, and trading volume of our ADSs on the NASDAQ National Market may also be low. Further, because each of our ADSs represents ten of our ordinary shares, trading volume in our ADSs may be lower than that for our ordinary shares. A thin trading market could cause the price of our ADSs to fluctuate significantly more than the stock market as a whole. For example, trades involving a relatively small number of our ADSs may have a greater impact on the trading price for our ADSs than would be the case if their trading volume were higher.

You may not be able to resell your ADSs.

There has been no public market for the ADSs. An active trading market for the ADSs may not develop or be maintained after listing. If an active trading market is not developed and maintained, the liquidity and trading prices of the ADSs could be negatively affected.

The fact that we do not expect to pay cash dividends may lead to decreased prices for our stock.

We have never paid a cash dividend on our Ordinary Shares and we do not anticipate paying any cash dividend as our future profitability is uncertain. We intend to retain future cash earnings, if any, for reinvestment in the development and expansion of our business. Any credit agreements which we may enter into with institutional lenders may restrict our ability to pay cash dividends. Whether we pay cash dividends in the future will be at the discretion of our board of directors and will be dependent on our financial condition, results of operations, capital requirements and any other factors our board of directors decides are relevant. As a result, an investor will only recognize an economic gain on an investment in our stock from an appreciation in the price of our stock.

Future issuances and sales of our stock could dilute your ownership and cause our stock price to decline.

As of December 31, 2004, we have outstanding options exercisable for 18,129,537 of our Ordinary Shares, representing 8.4% of the total outstanding Ordinary Shares. Exercise of these options could dilute our existing shareholders. In addition, future sales of substantial amounts of our stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our stock.

Certain of our shareholders own a significant percentage of our ordinary shares and therefore may be able to influence our business in ways that are less beneficial to you.

Excluding QinetiQ Group, our executive officers, directors and their affiliates beneficially own or control approximately 14.1% of our outstanding ordinary shares (based on the number of our ordinary shares outstanding on December 31, 2004 and assuming the issuance of shares upon the exercise of options vested or vesting within 92 days of December 31, 2004). QinetiQ, which independently owns approximately 15.2% of our outstanding ordinary shares (computed on the same basis), has pledged that, until October 26, 2009, as long as it holds 10% or more of our outstanding ordinary shares it will vote all of its shares along with the vote of the majority of the proxy votes exercisable by validly appointed proxies in relation to the relevant resolution. Therefore, QinetiQ's shares are effectively not counted toward any vote of our shareholders on a resolution that is required to be passed by a simple majority. As a result, if our executive officers and directors were all to vote in the same way, their votes would constitute up to approximately 18.4% of the voting power of our ordinary shares which would give them ability to exert significant influence over our board of directors and how we operate our business. The concentration of ownership may also have the effect of delaying, deferring or preventing a change in control of our company.

ITEM 4.   INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF PSIVIDA

Background

pSivida Limited is an Australian public company listed on the Australian Stock Exchange, Frankfurt Stock Exchange and London's OFEX International Market Service and existing pursuant to the Australian Corporations Act of 2001. pSivida's focus is the development and commercialization of a porous form of silicon called BioSilicon for multiple potential applications in healthcare.

14

Our corporate headquarters are located at Level 12 BGC Centre, 28 The Esplanade, Perth WA 6000, Australia and our phone number is (+61 8) 9226 5099. Our registered agent in the U.S. is the Corporation Service Company located at 1133 Avenue of the Americas, Suite 3100, New York, New York 10036. We also operate subsidiaries in the United Kingdom, Singapore and Australia.

History

pSivida

The legal entity that became pSivida was incorporated as the Sumich Group Ltd in April 1987. The Sumich Group operated an agriculture business which was placed into administration or receivership on September 30, 1998. pSivida was subsequently formed on December 1, 2000 upon entering into a court-approved arrangement with Sumich Group's creditors which fully extinguished all prior liabilities as of that time. pSivida then appointed new directors and officers and re-listed on the Australian Stock Exchange under its new name. pSivida was then recapitalized through a placement to investors of 9,300,000 ordinary shares at A$0.30 per share, raising A$2,790,000. Further significant events in our history are as follows:

•	On August 23, 2001, we sold a parcel of land previously used by Sumich Group for net proceeds equal to A$702,554.

•	On November 21, 2001, we issued additional share capital through a placement of 12,300,000 ordinary shares at A$0.20 per share to investors, raising A$2,332,410 net of issue costs. These additional funds were used in funding the working capital requirements of pSivida and an additional investment in pSiMedica on March 7, 2002.

•	On May 9, 2002, we issued 998,500 ordinary shares at A$0.22 per share under a share purchase plan, raising A$209,357 net of issue costs, and on October 14, 2002, we issued additional share capital through a placement of 7,000,000 ordinary shares at A$0.12 per share raising A$792,567 net of issue costs. These additional funds were used to fund the working capital requirements of pSivida through October 2003. In Australia, a share purchase plan is a limited offer to a company's existing shareholders to acquire a limited number of previously unissued shares with a maximum value of A$5,000 per shareholder at a discount of 12.5% to the market value of the company's stock.

•	On August 4, 2003, we issued 3,891,572 ordinary shares at A$0.24 per share under a share purchase plan, raising A$932,298 net of issue costs. On October 6, 2003, we issued additional share capital through a placement of 13,000,000 ordinary shares at A$0.50 per share to investors, raising A$6,161,600 net of issue costs. These additional funds were used in funding the working capital requirements of pSivida and an additional investment in pSiMedica on October 13, 2003.

•	On October 27, 2003, our ordinary shares were accepted for listing and trading on the Frankfurt Stock Exchange, and on January 14, 2004, our shares were admitted to trading on the Berlin, Munich and Stuttgart Stock exchanges.

•	On March 22, 2004, we were added to the S&P/ASX 300 list of companies by Standard & Poors.

•	On April 20, 2004, we issued additional share capital through a placement of 19,375,000 ordinary shares at US$0.80 per share to investors, raising A$19,413,109 net of issue costs, and on April 23, 2004, we raised an additional A$6,222,791 net of issue costs through the issue of additional share capital with a further placement of 5,625,000 ordinary shares at US$0.85 per share to investors. These additional funds were used in increasing our ownership of pSiMedica to 100% on August 4, 2004 and to fund working capital and research and development program requirements.

•	On August 4, 2004, we acquired the remaining shares in pSiMedica that we did not already own. See “Unaudited Pro Forma Consolidated Financial Information.” As a result of this transaction QinetiQ became our largest shareholder holding 17.5% of our issued capital at that time.

15

pSiMedica

In December 2000, we co-founded pSiMedica Ltd, a company incorporated in the United Kingdom. pSiMedica was formed with QinetiQ Group plc and several individuals and privately held investment companies. We invested A$1 million to acquire an 11.12% interest in pSiMedica. QinetiQ , which was formerly part of the Defence Evaluation and Research Agency, or DERA, an agency of the government of the UK, is currently one of Europe’s largest science and technology solutions companies. QinetiQ remains 56% owned by the UK Ministry of Defence on behalf of the Government of the United Kingdom, but has sold interests of 30.5% to the Carlyle Group, one of the world’s leading private equity firms, and 13% to QinetiQ's employees.

Further significant events in pSiMedica's history are as follows:

•	In May 2001, pSivida increased its ownership in pSiMedica from 11.12% to 40.05% by acquiring 28.93% of pSiMedica's outstanding ordinary shares from other minority shareholders. This acquisition of shares in pSiMedica was made in consideration for A$1,800,400 in cash and the issuance of 10,918,535 of pSivida's ordinary shares at a value of A$0.30 per share, or a total consideration value of A$5,075,961. At the same time, we also received powers of attorney over the pSiMedica shareholdings of Viaticus Capital Pty Ltd, representing 1.5%; Mr. Sam Giacomo, representing 1.4%; Mr. David McAuliffe, representing 1.4%; and Dr. Aston, representing 7%. These transactions resulted in pSivida's holding an indirect 51.35% controlling interest in pSiMedica, and thereafter, we began to consolidate pSiMedica in our consolidated financial statements.

•	On March 7, 2002, pSivida subscribed for additional shares issued by pSiMedica. This had the effect of increasing our direct percentage ownership by 2.8% to 42.85% and indirect effective control to 50.79%. The consideration paid by pSivida in relation to this additional investment amounted to £1 million (approximately A$2.74 million). This investment was required to fund continued research and development by pSiMedica.

•	On October 13, 2003, we again subscribed for additional convertible preference share capital in pSiMedica, increasing our direct ownership by 3.4% to 46.25% with indirect effective control over 53.05%. The consideration paid by us in relation to this additional investment amounted to £2 million (approximately A$4.84 million). This investment was required to fund continued research and development by pSiMedica.

•	On August 4, 2004, we acquired the remaining shares in pSiMedica that we did not already own. The consideration paid was A$4,323,622 together with a total of 49,804,381 ordinary shares of pSivida issued at a value of A$1.09. This amounted to total consideration equal to A$58.6 million. In addition, 638,537 pSivida options with an estimated fair value of A$587,454 were issued to employees of pSiMedica in exchange for their rights being waived in relation to options previously issued by pSiMedica. This amounted to total consideration equal to A$59.2 million. See “Unaudited Pro Forma Consolidated Financial Information.” As a result of this transaction QinetiQ became our largest shareholder holding 17.5% of our issued capital at that time.

pSiOncology

On July 24, 2002, pSiOncology Pte Ltd. was formed in Singapore by pSiMedica, Singapore General Hospital and Biotech Research Ventures Pte Ltd to develop BioSilicon brachytherapy products for the treatment of operable and inoperable cancer tumors.

In May 2004, the minority shareholders in pSiOncology, Singapore General Hospital Technology Ventures Pte Ltd and Biotech Research Ventures Pte Ltd, exchanged their pSiOncology shares for newly issued shares in pSiMedica. Since that time, pSiMedica has been the holder of 100% of the issued share capital of pSiOncology.

16

AION Diagnostics

On August 24, 2004, we incorporated AION Diagnostics Limited in Australia to develop and commercialize diagnostic applications of BioSilicon. pSivida intends to license diagnostic and sensor applications of the BioSilicon platform technology to AION Diagnostics. We capitalized AION Diagnostics with A$1.2 million. In addition, zero exercise price options have been created over 20% of the issued capital to be awarded to directors, staff and consultants of AION Diagnostics, subject to the achievement of milestones.

B.	BUSINESS OVERVIEW

BioSilicon™

BioSilicon is composed of elemental silicon, one of the most abundant elements on the earth's crust, which is engineered to create a "honeycomb" structure of pores. These pores can be formed into a diverse array of shapes and sizes and can be filled with various drugs, genes and proteins. We believe that BioSilicon is:

•	Biocompatible - We believe that BioSilicon is biocompatible, i.e., that it is not injurious and does not cause immunological rejection within the body. We have assessed the biocompatibility of BioSilicon as follows:

•	BioSilicon wafers implanted in animals for a period of up to 6 months performed similarly to medical grade titanium, a well-known biocompatible material, in terms of biocompatibility.

•	Toxicology studies performed for pSivida by Quintiles Transnational and Huntingdon Life Sciences Group in the UK have shown that the maximum tolerated dose of BioSilicon is ten to one hundred times the dose expected to be used in our clinical trials in Singapore.

•	To date, our human trials have produced no apparent product related adverse events.

•	Non-toxic - pSivida's studies have shown that BioSilicon degrades in the body into silicic acid, the non-toxic, dietary form of silicon which is found in beer, cereal grains and wine. pSivida has undertaken both pre-clinical toxicology and clinical trials with BioSilicon. pSivida's pre-clinical toxicology studies have demonstrated a minimum tolerated dose which is substantially in excess of the doses expected to be used in initial clinical applications. Also, comparative toxicology studies in animals comparing BioSilicon and titanium have shown no significant differences in toxicology. Thus, pSivida believes that the toxicology of BioSilicon is acceptable for its intended clinical applications.

•	Biodegradable - We believe that BioSilicon can be made biodegradable in vitro and in vivo (in animals and humans and in solution). The rate of biodegradation depends on the degree of nanostructuring that is imparted on the material. Thus BioSilicon can be made to dissolve in suitable environments in days, weeks or months, depending upon the size and nature of the BioSilicon implanted. This has been demonstrated in various models:

•	BioSilicon has been shown to dissolve in synthetic body fluids such as serum, plasma and gastric juices.

•	While it has not yet been tested in humans, BioSilicon has been shown to dissolve when placed subcutaneously in guinea pigs.

•	We have tested BioSilicon in a variety of buffered solutions (salty waters).

Because of these qualities, BioSilicon has the potential to serve as a biomedical device in or on the body. We believe that BioSilicon may have multiple potential applications in healthcare. We are currently working toward developing applications for controlled slow release drug delivery and diagnostics. We believe that other potential applications may include tissue engineering, orthopedics and food science (food sensors and nutraceutical products).

We currently acquire BioSilicon from QinetiQ in the UK for use in internal and collaborative research. Our lead product, BrachySil, is currently manufactured in accordance with FDA guidelines by Hosokawa Micron

17

Group, Atomising Systems Ltd, HighForce Ltd and AEA Technology QSA GmbH. We require that BrachySil be manufactured in accordance with FDA guidelines because in the U.S., the FDA regulates the manufacturing processes used to produce products such as ours, and the U.S. is the largest market into which we hope to be able to market BrachySil in the future. Therefore, in order to market BrachySil in the U.S. we will have to apply to the FDA to certify our compliance with its regulations, and our existing experience in manufacturing in compliance with FDA guidelines should facilitate the application process. To date, we have not sought nor have we received approval from the FDA of our manufacturing processes.

BioSilicon is manufactured through the controlled nano-structuring of elemental silicon. This process consists of the acid etching of elemental silicon which results in the creation of interconnected nanowire structures that resemble a honeycomb. This structure allows elemental silicon to become biodegradable while also allowing the retention of therapeutic substances within the honeycomb matrix. In order to produce suitable drug delivery devices, we have sought to engineer products that fulfill particular clinical requirements. For example, in order to administer therapies using fine bore needles of 18 gauge or smaller, the delivery device must be no larger than 1.2 millimeters in diameter; as such the manufacture of BrachySil requires several steps. These steps include:

•	The production of a fine powder of silicon;

•	Measurement and separation of suitably-sized silicon particles for clinical application;

•	Acid etching to produce biodegradable silicon particles; and

•	Phosphorus coating and neutron transmutation to produce particles coated with 32P.

In order to achieve the four steps above, we have sought to contract with four separate companies, each an expert in one of the above manufacturing processes.

We plan to develop production capability at our own facilities in the UK at a cost of approximately £125,000 (approximately A$327,000).

During March 2004 pSiMedica entered into a three year agreement with AEA Technology QSA for the production and manufacture of radioactive 32P-BioSilicon nano-structured microparticles to meet pSiMedica's commercial supply requirements. Under the terms of the agreement we will be required to pay £870,000 (approximately A$2.28 million) in project costs as part of the development phase to enable the production of 32P-BioSilicon. This cost relates to the acquisition of production plant and equipment, the title to which will be transferred to us upon completion of the development phase. The development phase is due to be completed during the first half of 2005.

Intellectual Property

In December 2000, QinetiQ granted pSiMedica an exclusive, worldwide, royalty free license to the BioSilicon technology in the field of human and animal healthcare and diagnostic applications on or in the body. This license includes rights of first refusal over technologies developed by QinetiQ related to this field. QinetiQ was granted 41.65% of the issued share capital on the founding of pSiMedica in exchange for this license. In March 2002, after pSivida achieved certain milestones, including the successful completion of its second round funding and the investment of an additional one million pounds in pSiMedica, the license from QinetiQ was converted into an assignment of such rights, including ownership of patents and other intellectual property. On August 4, 2004 pSivida acquired the remaining shares QinetiQ held in pSiMedica. The consideration paid was A$4,323,622 together with a total of 35,699,629 ordinary shares of pSivida issued at a value of A$1.09 per share.

pSivida's patent portfolio currently consists of 24 granted patents and 82 patent applications relating to the use of BioSilicon on or in the body. All intellectual property rights for BioSilicon are owned royalty free. pSiMedica holds granted patents that cover the broad use of BioSilicon in healthcare applications and more specifically in relation to our core focus of specialized drug delivery, targeted internal cancer therapy and diagnostics. The core patent, which recognizes BioSilicon as a biomaterial, was granted in the UK in 2000 and in the U.S. in 2001. QinetiQ, under the terms of initial assignment of the intellectual property to pSiMedica is required to assist in the defense of any challenge to the initial core patents.

18

Potential products protected by patents and patent applications owned by pSiMedica include materials comprising bioactive, resorbable and biocompatible silicon that are of value in the fabrication of new generations of intelligent drug delivery devices, orthopedic implants and intelligent diagnostic tools. The following table lists our key patents and patent applications:

Priority Number (a), (g)	Status and Expiration (where applicable) (b), (d), (e), (f)	Subject Matter (c)
9515956.2	National applications (EP, JP, KR); Granted (GB1, GB2, US1, US2); Divisional (US3) August 3, 2015	The claims relate to resorbable, bioactive, and biocompatible forms of silicon. Further claims relate to electronic devices and composites comprising bioactive silicon.
9808052.6	National applications (CA, CN, HK, JP, KR, US); Granted (AU, NZ, EP1); Divisional (EP2) July 17, 2018	The claims relate to resorbable and biocompatible silicon implants for the delivery of beneficial substances to animals or humans.
9815819.9	National applications (CA, CN, HK, JP, KR); Granted (US1, AU1, EP1, NZ); Divisionals (AU2, EP2, US2) July 22, 2018
The claims relate to the transfer of material (such as, but not limited to, genetic material) into cells using porous or polycrystalline silicon. The claims also specifically relate to biolistic (also known as microprojectile) delivery.

9909996.2	National applications; (CA, CN, JP, KR, US); Granted (AU, EP, NZ) May 1, 2019	The claims relate to the use of derivatized porous silicon as a biomaterial and to devices, including electronic devices, comprising derivatized porous silicon.
9924334.7	National applications (CA, JP, US); Granted (SG, AU, EP) October 15, 2019	The claims relate to orally administrable pharmaceutical products, including products comprising electronic circuitry, comprising porous or polycrystalline silicon.
9928511.6	National applications (CA, JP, US); Granted (EP, NZ, AU, SG) December 3, 2019	The claims relate to an invention which is of value in the treatment of patients that have taken an overdose.
9929521.4	National applications (CA, EP, JP, SG); Granted (NZ, AU); Accepted (US) December 15, 2019	The claims relate to a method of fabricating hermetically sealed silicon capsules suitable for drug delivery, and for the packaging of electronic implants.
0008494.7	National applications (EU, JP, US)	The claims relate to substantially monodispersed (having the same size or shape) porous silicon particles.
0014079.8	National applications (US, AU, JP, SG, EP)	The claims relate to a silicon composite material, suitable for use in bone repair and bone replacement, comprising silicon and a carrier material.
0020276.2	National applications (US, AU, CA, JP); Granted (EP); Accepted (NZ) August 18, 2020	The claims relate to dermatological compositions comprising porous and/or polycrystalline silicon.
0104383.5	National applications (US, AU, CA, JP, EP, SG, NZ)	The claims relate to products comprising silicon for the treatment of cancer.
0118689.9	National applications (US, AU, CA, JP, EP, SG)	The claims relate to the use of silicon for the pulmonary delivery of drugs to human or animal patients.
0120202.7	National application (US, AU, JP, EP, SG)	The claims relate to sweat patches, including patches comprising electronic circuitry, for the collection and detection of sweat components.
0130608.3	National application (USA, EP, JP, AU, SG, CN, KR)	The claims relate to silicon fibers or fabrics for medical use.
0212667.0	International application All PCT states)	A novel orthopedic scaffold, and a self-assembly process for fabrication of such a scaffold
0302283.7	International application (All PCT states)	The claims relate to the use of silicon for boron neutron capture therapy
0307453.1	International application (All PCT states)	The claims relate to the use of silicon devices, including electronic devices, for the collection and assay of cancer markers
0324483.7	Priority application	Confidential information
0324482.9	Priority Application	Confidential information
0400149.1	Priority Application	Confidential information
0411358.5	Priority Application	Confidential information
0419653.1	Priority Application	Confidential information
0420676.9	Priority Application	Confidential information

19

(a) Each invention group is identified by the earliest priority patent application number. Each priority application is filed at the GB Patent Office, and hence the priority numbers are GB application numbers.
(b) The table shows the status of each invention group. For example a case will typically be filed as a priority GB application, it will then go on to be filed as an international patent application. The final stages are national filing (for example in U.S., Europe, etc) and grant.
(c) The nature of the protection provided by the claims is given in the "Subject Matter" part of the table.
(d) Abbreviations are used to indicate the states in which national applications have been filed. These abbreviations are as follows: AU = Australia, GB = Great Britain, CA = Canada, CN = China, EP = Europe, HK = Hong Kong, JP = Japan, KR = Korea, NZ = New Zealand, SG = Singapore, US = United States.
(e) In the event that one or more divisional applications have been filed the cases (parent and divisionals) are indicated by the suffices "1", "2", "3" etc, for example GB1, GB2, EP1, EP2, US1, US2, US3.
(f) For NZ and AU applications the term "accepted" means that a Notice of Acceptance has been received. For the EP applications, the term "accepted" means that a Rule 51(4) EPC Communication, in which the Applicant is informed of the intention to grant a patent, has been received. For U.S. applications the term "accepted" means that the Notice of Allowance has been received.
(g) The priority application 0324482.9 is jointly owned by pSiMedica and pSiOncology Pte Limited, the other patents and applications in the table are solely owned by pSiMedica Limited.

Commercialization Strategy

Our commercialization strategy involves a combination of internal product development, licensing of the BioSilicon technology platform and the potential sale of non-core intellectual property.

We have established detailed commercialization plans for our lead product BrachySil bearing in mind market sizes, benefits offered to patients and alternative competitive therapies. BrachySil is a localized tumor therapy treatment regiment that relies on the radioactive isotope of phosphorous called 32P. We are initially targeting primary liver cancer, one of the most prevalent cancers in the world, as there are very few effective treatments for this disease that deliver life extension and quality of life.

The first step in our commercialization strategy for BrachySil is a validation of human safety and efficacy. Our subsidiary, pSiOncology, is currently assessing the safety and efficacy of BrachySil through a human clinical trial conducted in conjunction with Singapore General Hospital. The trial has recruited and treated eight patients, and preliminary results from the currently completed trial for the first four of these patients indicate no product related adverse events and varying degrees of tumor regression. Following the completion of the analysis of this initial trial in early 2005, we expect to begin an optimum dose study to establish the optimum dosage for both safety and efficacy. Assuming that prior trials are successful and an optimal dose is established, we intend to undertake larger multi-center clinical trials involving patients in both Asia and Europe to produce data sufficient to register BrachySil for use as an approved treatment for primary liver cancer. pSivida expects completion of its optimization dose study during 2005 and initiation of regulatory studies before the end of 2005, thus registration could potentially be completed in early 2007. If the performance of BrachySil continues as observed in the recently completed trials and becomes registered as anticipated in 2007, we intend to investigate BrachySil's use as a treatment for other inoperable tumors such as pancreatic, metastatic ovarian and tumors within the peritoneum, brain and lung.

During 2005, we also intend to open up dialogue with the FDA in order to establish the basis for validation and registration of BrachySil with the goal of getting the FDA to agree that BrachySil may appropriately be regulated as a device rather than as a drug. We are pursuing a similar strategy with respect to EU regulatory authorities to qualify for device registration in Europe under the auspices of a CE mark application. Generally speaking, obtaining regulatory approval to market a medical device is much less expensive and time consuming than the process required for a drug. We also intend to consult with government regulators in various other jurisdictions to promote this strategy.

We are also developing drug delivery opportunities for BioSilicon including the delivery of generic drugs using BioSilicon (i.e., re-delivered generics). We are also developing diagnostics products utilizing BioSilicon through our Australian based subsidiary AION Diagnostics. In addition, we are seeking opportunities to license and/or sell technology for the use of BioSilicon in tissue engineering and orthopedics, for example for biodegradable and coated devices and biodegradable scaffolds.

Because research and development in these fields is expensive, we have engaged in a variety of external relationships to help reduce the costs to us of these activities. A table of our current research and development relationships is provided below:

20

Technology / Application		Partner	Summary of Research
Drug Delivery	Brachytherapy	Singapore General Hospital	▪ Radiotherapy BioSilicon brachytherapy product (BrachySil) for the treatment of operable and inoperable tumors ▪ Localized chemotherapy products
		Birmingham University/Nanoscale Physics Group	▪ Researching a number of isotopes for use as radionucleotides that may be compatible with BioSilicon implants
	Other Drug Therapies	EpiTan	▪ Evaluating BioSilicon as a delivery platform for Melanotan® and other melanogenesis inducing peptides it has currently under clinical investigation
		PowderJect Pharmaceutical	▪ Evaluating BioSilicon as a delivery platform for conventional and DNA vaccines
		Purdue University	▪ Researching coating BioSilicon to enable the linking of organic chemical groups to enhance drug delivery
		University of Pittsburgh	▪ Researching BioSilicon for DNA Vaccine delivery
Diagnostics		Forschungszentrum Jülich GmbH	▪ Porous silicon optical mirror technology, which will be commercialized with BioSilicon diagnostic technology from pSiMedica
		Internal Development	▪ Proof of concept studies through AION Diagnostics have commenced
Tissue Engineering	Orthopedics	Texas Christian University	▪ Investigation of a potential joint invention relating to self-assembling BioSilicon and polymer composites scaffolds for tissue engineering and orthopedic applications
		Implex	▪ pSiMedica is coating Implex's Hedrocel technology with BioSilicon for improved bonding following implantation ▪ Potential for loading with bone growth enhancing drugs is also being explored
		University of London/St Thomas Hospital	▪ Development of an oral preventative to combat conditions such as osteoporosis, due to the presence and benefits of silicic acid that is found in everyday food
		Nottingham University	▪ Research into developing biocompatible composite products containing BioSilicon in the clinical fields of tissue engineering and orthopedics, such as biodegradable tissue scaffolds, screws and pins
	Plastic Surgery Skin Regeneration	Clinical Cell Culture/McComb Foundation	▪ The McComb Foundation evaluating the use of BioSilicon for products in the wound healing and burns area
	Craniofacial Surgery	Singapore General Hospital	▪ Research will assess the use of BioSilicon as a scaffold to assist in the growth of tissue cells for craniofacial and reconstructive surgery
	Stem Cells	Cytomatrix	▪ The potential of BioSilicon to assist in Cytomatrix's cell production technologies is being assessed
	Ophthalmic Implants	Flinders University	▪ Development of novel ophthalmic implants from BioSilicon
Manufacturing	Silicon Films	NanoHorizons	▪ Examining additional manufacturing and coating solutions for BioSilicon
	BrachySil™	Micron Group Atomising Systems	▪ Size definition process for uniform particle sizes
		HighForce Ltd	▪ BioSilicon manufacturing through nano-structuring and stain etching
		AEA Technology QSA	▪ BrachySil manufacturing through neutron bombardment, final formulation and packaging, logistics and distribution

Products

Drug Delivery

We are strongly focused on the application of BioSilicon technology to a controlled, slow release drug delivery product. This is to be achieved through the development of our own products such as BrachySil (discussed below); the delivery of generic or "off patent" drugs utilizing new delivery methods comprised of BioSilicon and licensing the use of BioSilicon to pharmaceutical companies for delivery of their patented drugs.

We believe that the specialized drug delivery market is growing. Further, the use of novel drug delivery systems to thwart generic competition by collaborating with drug delivery companies is a growing strategy of major drug companies to enhance the commercial life of their current drugs.

21

Our principal competitors in this market are the numerous drug delivery and pharmaceuticals companies that are attempting to improve the safety and efficiency of pharmaceuticals by developing and introducing novel delivery methods. Most of these companies aim to deliver drugs with polymer-based systems, some of which are not biodegradable. We do not know of any other company that is developing a non-polymer - i.e., pure element - drug delivery system.

BioSilicon functions as a 'honeycomb' structure to retain drugs within the 'cells' within the nanometer scale structure. In contrast, many polymers cause toxicity and inflammation and can actually chemically react with the pharmaceutical being delivered. BioSilicon's biodegradability and solubility can be finely tuned without changing the chemical nature of the material itself. Thus, unlike polymer-based systems, BioSilicon's composition is identical for all potential products whether they are implants for drug delivery or biodegradable orthopedic devices (pins, screws, braces etc.). The only characteristic that is varied is the level of engineering and shape of the silicon device. Computer model systems have shown that the rate at which the BioSilicon structure degrades in the body can be precisely regulated in order to release a drug over a period of time.

We also plan to develop 'smart' drug delivery devices making use of the semi-conductor properties of silicon. BioSilicon can potentially perform in the same manner as a silicon chip, thus providing the opportunity to marry the electronic potential of the material with healthcare applications. Utilizing these properties may enable processors, sensors and telemetry to be incorporated into a biodegradable drug delivery structure. This combination may provide for a more powerful delivery system than conventional polymer-based systems which must rely on their natural rate of biodegradation. With a biodegradable BioSilicon chip, the drug release might be made 'intelligent' through microprocessor control.

Brachytherapy

Brachytherapy is a relatively new form of treatment for cancer involving the localized delivery of radioactive agents directly into a tumor. Current brachytherapy treatments are principally based on radioactive seeds. These are mainly used for the treatment of prostate cancer and can cause trauma on application. Current mainline brachytherapy implants are relatively large, causing trauma and hemorrhaging in tumors. Such seeds also carry comparatively long-range radio emitters that cause normal tissue damage and other quality of life problems to the patient. Other products in this area such as Yttrium 90 (Y90) ceramic spheres are not generally administered directly into tumors but into the vasculature feeding tumor-bearing organs such as the liver. The latter approach causes a significant degree of healthy tissue damage. BrachySil will be developed initially for patients with inoperable liver cancer, where current therapeutic regimens have limited value. Liver cancer is currently one of the world's major causes of cancer-based mortality. It is expected that other solid tumors will be targeted in future studies.

BrachySil consists of an injectable BioSilicon structure which carries 32-phosphorus, or 32P, a radioactive isotope which has been shown to shrink tumors. The isotope 32P emits beta or electron radiation which has been shown to be effective at shrinking tumors. However, this radiation is harmful to healthy tissue. Therefore, the 32P and its radiation must be confined to the area of the tumor and not allowed to travel within the body, for example in the bloodstream. Existing 32P-based products do not fully immobilize 32P, allowing the isotope to dissolve, enter the bloodstream and harm healthy tissue in other parts of the body. We have engineered BrachySil to ensure that the 32P is unable to escape the BioSilicon particle. Therefore, the 32P is in effect “locked” into BrachySil by producing an amalgam of phosphorus and silicon. The BrachySil treatment is delivered, without surgery, via injection through the abdomen using a fine gauge needle, allowing the clinician to administer a single dose of BrachySil directly into the tumor site.

We are developing products in this growing area through our wholly-owned, Singapore-based subsidiary pSiOncology in conjunction with Singapore General Hospital. pSiOncology is also developing localized chemotherapy products. In pre-clinical trials we have recently produced results indicating the safety and efficacy, as measured by tumor regression, of our lead brachytherapy product, BrachySil which is the subject of human clinical trials in Singapore which commenced in June 2004. The primary objective of the trial is to assess the safety profile of BrachySil, with a secondary objective to provide important efficacy data on tumor regression. The human trial follows successful pre-clinical studies which demonstrated the efficacy and toxicology profile of BrachySil. BrachySil is well retained within liver tissue with little or no leakage of radioactivity into surrounding tissues or the blood stream. BrachySil killed tissue within a very well-defined radius of application.

22

In October 2004, we announced the interim results of the human trials involving BrachySil being conducted at Singapore General Hospital. Pursuant to the trials, eight patients with inoperable liver cancer were treated with BrachySil. Interim data analysis from the first four of these patients three months after administration has so far revealed no product-related adverse side effects and up to 60% tumor regression. In addition, the radioactive 32P contained within the BrachySil microparticles produced no or insignificant detectable radioactive leakage from the tumors into which the treatment was injected. Because patients are assessed and data collected three months after administration of the treatment, data for the other four patients is not yet available. Therefore, these data are preliminary, and in the context of the study as a whole, incomplete. We expect to have final data including all eight subjects in early 2005.

Orthopedics

BioSilicon also has potential as a biodegradable scaffold for orthopedic tissue engineering. A porous silicon structure could be deliberately sculpted to provide bone-building cells with a scaffold that they can penetrate and anchor to. As the bone tissue deposits itself onto the scaffold, the silicon would slowly dissolve away, eventually leaving just the new bone. Silicon's ability to carry an electrical current charge bias may also give BioSilicon an advantage in the treatment of bone conditions, promote bone growth and may have other orthopedic applications. Data gathered to date indicate that cells will grow and divide in BioSilicon substrates and that BioSilicon can be osteo-conductive promoting bone growth and deposition. In June 2003, pSiMedica entered into a shared revenue agreement with Texas Christian University (TCU), for which TCU will receive 10% of patent royalties for any joint intellectual property developed in the areas of tissue engineering and orthopedic applications. Research being undertaken in the orthopedics field is still at a preliminary stage, and there is no guarantee that BioSilicon will ultimately lead to a commercializable product in this area.

Tissue Engineering

BioSilicon also has potential uses in tissue engineering as a biodegradable scaffold or framework. U.S.-based Cytomatrix is evaluating BioSilicon for the expansion of stem cells for the treatment of a variety of diseases. Singapore General Hospital is assessing the use of BioSilicon as a scaffold to assist the growth of tissue cells for applications in areas such as craniofacial and reconstructive surgery. Research is also being conducted in this area with an Australian company, the McComb Foundation and its commercialization partner Clinical Cell Culture, Ltd. (C3). The McComb Foundation is evaluating the use of BioSilicon as a scaffold to assist in the growth of various cells for application in future tissue engineering products including in the wound healing and burns area. Depending on results and suitability to C3's products, C3 will have the right to commercialize products combining its proprietary technology with BioSilicon. We are also examining the use of growth and disease inhibiting factors within the BioSilicon scaffold to assist with tissue regeneration. Our company is also active in the area of wound management products, including research into the development of potentially novel biodegradable sutures. Our research being undertaken in the area of tissue engineering is at a preliminary stage only and there is no guarantee that BioSilicon will ultimate be used in the commercialization of a product in this area.

Diagnostics

pSivida has recently incorporated AION Diagnostics in Australia to develop diagnostic applications for BioSilicon. pSivida has seed funded AION Diagnostics through an investment of A$1,200,000 and intends to license diagnostic and sensor applications of the BioSilicon platform technology.

Development of diagnostic applications will examine the utilization of the biodegradable, optical, semiconductor and micro machining properties of BioSilicon. AION Diagnostics will look to develop products through strategic collaborations with Universities and research institutions and industry partners. AION Diagnostics will also seek grant funding in Australia and the United States. Research currently being undertaken is at a preliminary stage only and there is no guarantee that BioSilicon will ultimate be used in the commercialization of a product in this area.

pSivida intends to assign to AION Diagnostics its licensing agreement with Forschungszentrum Jülich for the use of its porous silicon optical mirror technology. Forschungszentrum Jülich is a science and engineering research institution funded jointly by the Federal Republic of Germany and the State of Nordrhein Westfalen.

23

 Revenue

  The following table details the revenue recognized by the company by type and by geographical location for the years ended June 30, 2004, 2003 and 2002.

	Years Ended June 30
	2004	2003	2002
	(In Australian Dollars)
Interest income on bank deposits
Australia	250,427	25,065	64,086
United Kingdom	64,130	72,729	85,385
Singapore	10,922	12,881	-
Total interest income on bank deposits	325,479	110,675	149,471
Proceeds from disposal of property, plant and equipment
Australia	-	-	765,000
United Kingdom	-	-	-
Singapore	-	-	-
Total proceeds from disposal of property, plant and equipment	-	-	765,000
Other revenues
Australia	888	-	2,129
United Kingdom	55,312	-	-
Singapore	-	-	-
Total other revenues	56,200	-	2,129
Total Revenue	381,679	110,675	916,600

C.   ORGANIZATIONAL STRUCTURE

As at December 31, 2004, pSivida had the following organizational structure:

D.   PROPERTY, PLANT AND EQUIPMENT

We own computer equipment, office furniture and lab equipment, the majority of which are used in our Malvern laboratory facilities. We lease approximately 223 square meters of laboratory space and 449 square meters of office space in Malvern, United Kingdom and approximately 305 square meters of office space in Perth, Western Australia.

24

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis in conjunction with Item 3A, "Selected Consolidated Financial Data" and the audited consolidated financial statements and other financial information appearing elsewhere in this Registration Statement. In addition to historical information, the following discussion and other parts of this Registration Statement contain forward-looking statements that reflect our plans, estimates, intentions, expectations and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. See the "Risk Factors" section of Item 3 and the warnings associated with the other forward-looking statements in this Registration Statement for a discussion of some, but not all factors, that could cause or contribute to such differences.

A.   OPERATING RESULTS

Overview

We are a development stage enterprise at an early stage in the development of BioSilicon. We have incurred net losses since inception and expect to incur substantial and increasing losses for the next few years as we expand our research and development activities and move our product candidates into later stages of development. All of our product candidates are in early stages of development and we face the risks of failure inherent in developing drugs based on new technologies. The process of carrying out the development of our products to later stages of development may require significant additional research and development expenditures, including pre-clinical testing and clinical trials, as well as for obtaining regulatory approval. To date, we have funded our operations primarily through private placements of equity securities, the exercise of options and share purchase plans.

Our revenues are generated in both Australian dollars and Pounds Sterling, and a majority of our expenses are incurred in either Australian dollars, Pounds Sterling or Singapore dollars.

Recently Issued Accounting Pronouncements Applicable to pSivida

Australian Pronouncements

In accordance with the Financial Reporting Council's strategic directive, we will be required to prepare financial statements that comply with Australian equivalents to International Financial Reporting Standards, (A-IFRS), for annual reporting periods beginning on or after January 1, 2005. Accordingly, our first half-year report prepared under A-IFRS will be for the half-year reporting period ending December 31, 2005, and the first annual financial report prepared under A-IFRS will be for the year ending June 30, 2006.

We have recently commenced a review of accounting policies and financial reporting from current Australian Standards to A-IFRS. Priority has been given to considering the preparation of an opening balance sheet in accordance with A-IFRS as at July 1, 2004. This will form the basis of accounting for A-IFRS in the future. At the date of this report, our board of directors has not yet finalized a high-level assessment of the impact of A-IFRS on the consolidated entity, and consequently has not yet determined how we will manage the transition to A-IFRS. However, our directors are monitoring the developments in A-IFRS and the potential impact it will have on our consolidated company, and expect to complete an impact study and commence a plan to prepare the consolidated entity to be A-IFRS compliant shortly.

While no decision has yet been made as to the policy alternatives to be applied or the extent to which it will affect the consolidated entity, the directors have identified the following as being the key accounting policy differences expected to arise on transitioning to A-IFRS. This does not represent an exhaustive list of the differences that will arise, and further analysis may change the consolidated entity's assessment of the importance or otherwise of the various differences:

•	First time adoption - On first-time adoption of A-IFRS, the consolidated entity will be required to restate its comparative balance sheet such that the comparative balances presented comply with the requirements specified in A-IFRS. That is, the balances that will be presented in the financial report for the year ended June 30, 2005 may not be the balances that will be presented as comparative numbers in the financial report for the following year, as a result of the requirement to retrospectively apply the A-IFRS. In addition, certain assets and liabilities may not qualify for recognition under A-IFRS, and will need to be derecognized. As any adjustments on first-time adoption are to be made against opening retained earnings, the amount of retained earnings at June 30, 2004 presented in the 2005 financial report and the 2006 financial report available to be paid out as dividends may differ significantly.

25

Various voluntary and mandatory exemptions are available to the consolidated entity on first-time adoption, which will not be available on an ongoing basis. The exemptions provide relief from retrospectively accounting for certain balances, instruments and transactions in accordance with A-IFRS, and includes relief from having to restate past business combinations, expense share-based payments granted before November 7, 2002, and the identification of a 'deemed cost' for property, plant and equipment.

The impact on pSivida of the changes in accounting policies on first-time adoption of A-IFRS will be affected by the choices made by our board of directors. The consolidated entity is evaluating the effect of the options available on first-time adoption in order to determine the best possible outcome for the consolidated entity.

•	Intangibles - Under AASB No. 136 "Impairment of Assets", we are required to assess impairment of intangible assets using discounted expected net cash flows at a risk-adjusted rate. Our existing impairment policy under A-GAAP is to determine the recoverable amount of its intellectual property based on undiscounted cash flows. The Company does not, however, expect that an adjustment will arise as a result of the anticipated change to this accounting policy under A-IFRS.

•	Income Tax - We currently recognize deferred taxes by accounting for the differences between accounting profits and taxable income, which give rise to 'permanent' and 'timing' differences. Under A-IFRS, deferred taxes are measured by reference to the 'temporary differences' determined as the difference between the carrying amount and the tax base of assets and liabilities recognized in the balance sheet.

Because A-IFRS has a wider scope than the entity's current accounting policies, it is likely that the amount of deferred taxes recognized in the balance sheet will increase. In particular, significant increases in deferred tax liabilities are anticipated in relation to deferred taxes associated with fair value adjustments and intangibles arising in relation to pre-transition business combinations, revaluations of land and buildings and investments in associates.

The consolidated entity also has carried forward tax losses which have not been recognized as deferred tax assets as they do not satisfy the 'virtually certain' criteria under current A-GAAP. Under A-IFRS, it may be easier to recognize these tax losses as deferred tax assets as they are recognized based on a 'probable' recognition criteria. The impact of this difference may be to increase deferred tax assets and opening retained earnings, and result in a higher level of recognized deferred tax assets on a go-forward basis.

Adjustments to the recognized amounts of deferred taxes will also result as a consequence of adjustments to the carrying amounts of assets and liabilities resulting from the adoption of other A-IFRS. The likely impact of these changes on deferred tax balances has not currently been determined;

•	Foreign Currency - Under AASB No. 121 "The Effects of Changes in Foreign Exchange Rates", we will be required to consider the currency of the primary economic environment in which we operate. It is unlikely the adoption of this standard will result in a material impact to our opening balance sheet; and

•	Share based payments - Share-based compensation forms part of the remuneration of employees of the consolidated entity (including executives) as disclosed in the notes to the financial statements. The consolidated entity does not recognize an expense for any share-based compensation granted. Under A-IFRS, the consolidated entity will be required to recognize an expense for such share-based compensation. Share-based compensation is measured at the fair value of the share options determined at grant date and recognized over the expected vesting period of the options. A reversal of the expense will be permitted to the extent non-market based vesting conditions (e.g. service conditions) are not met. The entity will not retrospectively recognize share-based payments vested before January 1, 2005 as permitted under A-IFRS first time adoption.

26

Similar impacts will also occur in future periods, however, quantification of the impact on equity and in the income statement of the existing share options granted as remuneration has not been completed at the reporting date.

U.S. Pronouncements

In January 2003, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities--an Interpretation of ARB No. 51," or FIN 46. FIN 46 is applicable immediately for variable interest entities, or VIEs, created after January 31, 2003 and is effective for us on July 1, 2003 for VIEs created prior to February 1, 2003. FIN 46 addresses consolidation by business enterprises of VIEs that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support or (2) the equity investors lack an essential characteristic of a controlling financial interest. In December 2003, the FASB published a revision to FIN 46, or FIN 46R, to clarify some of the provisions of FIN 46 and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, public companies that have interests in VIEs that are commonly referred to as special purpose entities are required to apply the provisions of FIN 46R for periods ending after December 15, 2003. A public company that does not have any interests in special purpose entities but does have a variable interest in a VIE created before February 1, 2003 must apply the provisions of FIN 46R by the end of the first reporting period ending after March 14, 2004. The adoption of FIN 46 and FIN 46R during the year ended June 30, 2004 did not have a material impact on the financial condition or results of operations of pSivida.

In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payments" or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award--the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year ending June 30, 2006. We have not yet quantified the effect of the future adoption of SFAS 123R on a going forward basis.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29" or SFAS 153, which amends APB Opinion No. 29, "Accounting for Nonmonetary Transactions" to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. We do not anticipate that the adoption of this statement will have a material effect on our financial position or results of operations.

Differences between Australian Accounting Standards and U.S. Accounting Standards

We prepare our audited consolidated financial statements in accordance with A-GAAP, which differ in certain significant respects from U.S. GAAP. The following table sets forth a comparison of our net loss and total equity in accordance with A-GAAP and U.S. GAAP as of the dates and for the periods indicated:

	Years Ended June 30
	2004	2003
	(In Australian Dollars)
Net loss in accordance with A-GAAP	(3,683,205)	(2,765,153)
Net loss in accordance with U.S. GAAP	(6,059,011)	(3,288,418)

	As at June 30,
	2004	2003

Total equity in accordance with A-GAAP	38,428,943	6,299,519
Total equity in accordance with U.S. GAAP	34,819,468	5,204,116

27

See Note 23 to our audited consolidated financial statements for a description of the differences between A-GAAP and U. S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net loss and total equity for the dates and periods indicated therein. Differences between A-GAAP and U.S. GAAP that have a material effect on net loss and total equity relate to share-based compensation, intangible assets and the outside equity interest.

Critical Accounting Policies

We prepare our audited consolidated financial statements in accordance with A-GAAP. As such, we are required to make certain estimates, judgments, and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies listed in Note 1 of the consolidated financial statements that management believes are the most critical to aid in fully understanding and evaluating our financial condition and results of operations under A-GAAP are discussed below.

Valuation of intangible assets

Other than cash deposits held, the value recognized in intangible assets on the consolidated statement of financial position is the most significant asset held by us and the accounting principles adopted and estimated by management in recognizing these assets are therefore considered critical.

Intellectual property principally represents the license granted to pSiMedica from QinetiQ (formerly the Defence Evaluation and Research Agency in the United Kingdom). The license is an exclusive worldwide royalty-free license to the BioSilicon technology in the field of human and animal healthcare and in vivo diagnostic applications.

We consolidated the results of pSiMedica upon the acquisition of a controlling economic interest in pSiMedica on May 10, 2001. Prior to this date, pSiMedica had undertaken little research and development activities and the cost of any research and development that had been undertaken was expensed in the accounts of pSiMedica. Upon the acquisition of additional share capital in pSiMedica in May 2001 it was considered reasonable to assume that the majority of the value paid by pSivida at this time should be attributable to the value of the license. The remainder was attributable to receivables, plant, property and equipment and payables. Attributing the bulk of the value paid by pSivida to the license is also considered reasonable on the basis that prior to acquisition of the additional share capital in pSiMedica there had not been any material patent grants.

Therefore, we considered that it was reasonable that the value of A$5,075,961, being the bulk of the value of the consideration paid on May 10, 2001 in acquiring the additional pSiMedica shares, should be primarily attributable to the value of the license and represented a reasonable fair value of the license at the time of the transaction.

In our A-GAAP consolidated financial statements, recognition of the value of intangible assets acquired has been made with reference to the actual cost of the investment made by us in acquiring pSiMedica shares. More specifically, the bulk of this value is attributed to the fair value of the license granted to pSiMedica by QinetiQ in relation to the BioSilicon technology. The remainder was attributable to receivables, plant, property and equipment and payables. Other than the license, the value of assets acquired were considered nominal in value, particularly on the basis that the costs of research and development were expensed and no significant patents had been granted at May 10, 2001, when pSiMedica was first recognized in the consolidated financial statements. It was not until 2002 and late 2003 that pSiMedica was granted more material patents and since have been consistently granted patents worldwide in continued recognition of the BioSilicon technology.

Intellectual property is recorded at the cost of acquisition and is carried forward as an asset on the expectation that it will lead to commercialization. The carrying value of intangibles is reviewed by our board of directors at each reporting date.

28

Estimated Useful Economic Life

Based on the level of development of BioSilicon products, the competitive nature of the drug delivery industry and what is considered industry practice, a period of 12 years is considered by management to be a reasonable estimation of the expected useful economic life of the license.

The directors gave due consideration to the technical and commercial life of the intellectual property (being patents and licenses) concluding that a 12 year useful life was appropriate to determine their useful economic life to be the lesser of 12 years or the average remaining life of the intellectual property. Amortization will be recognized on the commencement of commercial production of products calculated on a straight-line basis over the remaining balance of the estimated useful life. We review the commercial status of products on at least an annual basis and it is expected that amortization of intellectual property will commence during the year ending June 30, 2005.

Depreciation of plant and equipment is recognized on a straight-line basis over the estimated useful lives of three years. As our business is competitive and developmental in nature, plant and equipment is required to be regularly updated due to technological advancements and three years therefore is considered by management to be a reasonable estimation of the expected useful economic life of our plant and equipment.

Realization of Deferred Tax Assets

The recognition of deferred tax assets is based upon the likelihood of recoverability from future taxable income will be available, against which the reversal of timing differences can be deducted. To the extent that recovery is not likely, a valuation allowance is established. (Refer to Note 4 of the consolidated financial statements.) The recognition of deferred tax balances therefore involves judgment regarding our future financial performance in which the deferred tax asset is recognized. On the basis we have not achieved profitability and expect to continue to incur net losses through to 2007, as we do not expect BrachySil to be widely marketed before then, no tax asset has been recognized.

Results of Operations

The following table is intended to illustrate a tabular analysis of certain consolidated statement of income data as a percentage of net loss before outside equity interest for all periods presented.

	2004	2003	2002
Net loss before outside equity interest	100%	100%	100%
Revenue from ordinary activities	(5.1)%	(2.0)%	(22.9)%
Depreciation and amortization expense	0.5%	0.7%	1.0%
Research and development expense	93.2%	85.6%	79.7%
Interest expense	0.1%	-	-
Employee benefits expense	16.5%	9.8%	12.0%
Other income/(expenses) from ordinary activities, net	(5.2)%	5.9%	30.2%

The level of research and development expenditure has increased during the past three years, both in absolute numbers and as a percentage of the net loss of the consolidated group. This is a direct result of the continued development of the BioSilicon technology and its applications such as the human trials of BrachySil which are being undertaken in Singapore. The increasing level of general corporate activity has also led to an increase in employee and corporate costs over the three years.

It should be noted, when considering the above table that other income/(expenses) from ordinary activities, net for the year ended June 30, 2004 include an amount of unrealized foreign exchange gain on deposits held in U.S. dollars and Pounds Sterling equal to A$1,461,368. No such amount arose in prior periods as prior to April 2004, no material cash deposits were held by us other than in Australian dollars.

In addition, during the year ended June 30, 2002, revenues from ordinary activities included an amount of A$765,000 received in relation to the sale of land, being a residual asset from the former business and not consistent with our business operations.

29

Results of Operations for the Year Ended June 30, 2004 Compared to the Year Ended June 30, 2003

               Net Loss

For reasons described further below, our net loss increased to A$3,683,205 for the year ended June 30, 2004 from A$2,765,153 for the year ended June 30, 2003, an increase of A$918,052, or 33.2%. The increase in net loss in 2004 is primarily attributable to the increase in research and development expenditure with the commencement of human clinical trials of BrachySil in Singapore.

Revenue from ordinary activities

Revenue from ordinary activities increased to A$381,679 for the year ended June 30, 2004 from A$110,675 for the year ended June 30, 2003, an increase of A$271,004, or 244.9%. Revenue in the 2004 period consisted of A$325,479 interest income compared to A$110,675 in interest income in the 2003 period. The increase in interest income in the 2004 period primarily relates to interest income earned on the A$25,635,900 net proceeds received in the private placement of shares during April 2004 (Refer to Note 10 of the consolidated financial statements). Additionally, we recognized A$56,200 as other income in the 2004 period in connection with the research being undertaken by EpiTan (Refer to Item 5C).

Depreciation and amortization expense

Depreciation and amortization expense (excluding depreciation of plant and equipment used in research and development activities) increased to A$39,360 for the year ended June 30, 2004 from A$37,835 for the year ended June 30, 2003, an increase of A$1,525, or 4.0%. The level of depreciation and amortization expense remained constant through the year as capital expenditure on plant and equipment for other than research and development activities was similar in amount to the prior year. No amount of amortization of intangible assets was recognized by us on the basis the directors did not consider the intangible assets had led to a product at a commercial production stage of development.

Research and development expense

Research and development expense increased to A$7,011,666 or the year ended June 30, 2004 from A$4,586,182 for the year ended June 30, 2003, an increase of A$2,425,484, or 52.9%. This increase is attributable to an increase in our expenditure on the completion of pre-clinical trials of BrachySil and human clinical trials of BrachySil which commenced during 2004 in Singapore. (Refer to Item 5C for a detailed description of our research and development activities).

               Employee benefits expense

Employee benefits expense increased to A$1,238,381 for the year ended June 30, 2004 from A$522,977 for the year ended June 30, 2003, an increase of A$715,404, or 136.8%. This increase is attributable to the increase in full and part time permanent staff recruited and present during the full year of operations which were required as a result of increased levels of research and development activity being undertaken by us and additional finance and administration resource requirements.

               Other income/(expenses) from ordinary activities, net

Other income/(expenses) from ordinary expenses, net increased to A$394,387 for the year ended June 30, 2004 from A$(320,009) for the year ended June 30, 2003, an increase of A$714,396, or 223.2%. This increase is primarily due to the recognition of a significant unrealized foreign exchange gain of A$1,461,368 in 2004 due to favorable movements in the Pound Sterling and U.S. dollar against Australian dollar foreign exchange rates in relation to the significant cash deposits held in foreign currencies as a result of the private placement of shares during April 2004. Prior to April 2004, no material cash deposits were held by us other than in Australian dollars. In addition, corporate administration expenses increased to A$1,066,981 from the year ended June 30, 2004 from A$318,806 for the year ended June 30, 2003, an increase of A$748,175, or 234.7%. This increase is due to an increase in all areas of corporate administration including consultants, rent and travel due to the increased levels of activity and our further development during the year.

30

Results of Operations for the Year Ended June 30, 2003 Compared to the Year Ended June 30, 2002

                 Net Loss

  For reasons described further below, our net loss increased to A$2,765,153 for the year ended June 30, 2003 from A$2,190,419 for the year ended June 30, 2002, an increase of A$574,734, or 26.2%. The increase in net loss in 2003 is primarily attributable to the increase in research and development activity.

Revenue from ordinary activities

Revenue from ordinary activities decreased to A$110,675 for the year ended June 30, 2003 from A$916,600 for the year ended June 30, 2002, a decrease of A$805,925, or 87.9%. This decrease primarily results from the proceeds from the sale of land of A$765,000 received during the year ended June 30, 2002. This land was the last remaining residual asset from the former Sumich Group business. Interest income decreased to A$110,675 from the year ended June 30, 2003 from A$149,471 for the year ended June 30, 2002, a decrease of A$38,796, or 35.1%. This decrease was due to lower balances of cash held during the year.

Research and development expense

Research and development expense increased to A$4,586,182 for the year ended June 30, 2004 from A$3,186,863 for the year ended June 30, 2003, an increase of A$1,399,319, or 43.9%. This increase is attributable to an increase in our expenditure on studies of human tumors and pre-clinical trials of BrachySil. (Refer to Item 5C for a detailed description of our research and development activities).

 Employee benefits expense

Employee benefits expenses increased to A$522,977 for the year ended June 30, 2003 from A$480,110 for the year ended June 30, 2002, an increase of A$42,867, or 8.9%. This increase is attributable to additional staff hired in Malvern, United Kingdom and Perth, Western Australia towards the end of the year ended June 30, 2003. Such staff increases were required as a result of increased levels of research and development activity being undertaken and planned during the following year by us and additional finance and administration resource requirements.

Other expenses from ordinary activities, net

Other expenses from ordinary activities, net decreased to A$320,009 for the year ended June 30, 2003 from A$1,208,150 for the year ended June 30, 2002, a decrease of A$888,141, or 73.5%. The decrease in costs is largely due to the cost of the land sold during the year ended June 30, 2002 of A$712,446. In addition, office and administration costs reduced to A$318,806 for the year ended June 30, 2003 from A$494,709 for the year ended June 30, 2002, a decrease of A$175,903, or 35.6%. This decrease was due to a reduction in our public relations and travel costs during the year ended June 30, 2003 as a result of our uncertainty at that time as to the likelihood of our obtaining 100% control of the pSiMedica operations.

Inflation and Seasonality

Our management believes inflation has not had a material impact on our operations or financial condition and that our operations are not currently subject to seasonal influences.

Foreign Currency

During the year ended June 30, 2004 an unrealized foreign exchange gain was recognized of A$1,461,368 which arose entirely due to favorable movements in the Pound Sterling and U.S. dollar against Australian dollar foreign exchange rates. Prior to April 2004, no material cash deposits were held by us other than in Australian dollars.

We do not utilize financial derivatives instruments or other financial instruments subject to market risk.

31

Government Regulation

There are no regulatory or fiscal policies under the governments of either Australia or the United Kingdom which would adversely affect our operations

Conditions in Australia

pSivida is incorporated under the laws of, and our principal offices are located in the Commonwealth of Australia. Therefore, we are directly affected by political and economic conditions in Australia.

B.   LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents totaled A$31,350,656 at June 30, 2004 compared to A$1,180,134 at June 30, 2003. We have financed our operations primarily through private placements of equity securities, the exercise of options and share purchase plans. In Australia, a share purchase plan is a limited offer to a company's existing shareholders to acquire a limited number of previously unissued shares with a maximum value of A$5,000 per shareholder at a discount of 12.5% to the market value of the company's stock. (Refer to Note 10 of the consolidated financial statements.) Since December 1, 2000, the date we commenced business as pSivida, we have not utilized borrowings and we do not anticipate that borrowings will be required in the short term. We expect that our current cash levels will be sufficient to support current levels of research and development until the fourth quarter of calendar year 2006. However, we may increase our level of research and development activity which will directly increase our need for cash reserves as research and development is our most significant cost driver.

On April 20, 2004, we raised A$19,413,109, net of issue costs through a private placement of 19,375,000 ordinary shares to institutional and accredited investors at a subscription price of US$0.80 and on April 23, 2004, we raised an additional A$6,222,791 net of issue costs through a private placement of 5,625,000 ordinary shares to institutional and accredited investors at a subscription price of US$0.85.

Net cash used in operating activities totaled A$7,821,466 for the year ended June 30, 2004 compared to A$4,554,867 for the year ended June 30, 2003 and A$3,600,795 for the year ended June 30, 2002. Research and development expenditure is the most significant expenditure item resulting in increased cash flows year on year during the years ended June 30, 2004, 2003 and 2002 and amounted to A$6,124,304, A$3,878,326 and A$2,772,572 respectively. (Refer to Item 5C for a detailed description of our research and development activities). Payments to suppliers and employees during the years ended June 30, 2004, 2003 and 2002 were A$2,044,430, A$787,216 and A$987,222 respectively. The increase in payments from the year ended June 30, 2002 to the year ended June 30, 2004 consisted of increased expenses relating to additional administrative activities and the timing of cash payments related to these activities.

Net cash used in investing activities totaled A$527,168 for the year ended June 30, 2004 compared to A$51,948 for the year ended June 30, 2003 and A$32,525 for the year ended June 30, 2002 principally for the purchase of laboratory and computer equipment in Malvern, United Kingdom and in Perth, Western Australia. The cash inflows for the year ended June 30, 2002 included A$702,554 relating to the proceeds of a land sale.

Net cash flows from financing activities totaled A$36,953,447 for the year ended June 30, 2004 compared to A$852,567 for the year ended June 30, 2003 and A$5,452,148 for the year ended June 30, 2002.

Cash flows from financing activities during the year ended June 30, 2004 reflected the following:

•	On August 4, 2003, we issued 3,891,572 ordinary shares at A$0.24 per share, raising A$932,298 net of issue costs. On October 6, 2003, we issued additional share capital through a placement of 13,000,000 ordinary shares at A$0.50 per share to investors, raising A$6,161,600 net of issue costs;

•	On April 20, 2004, we issued additional share capital through a placement of 19,375,000 ordinary shares at US$0.80 per share to investors, raising A$19,413,109 net of issue costs, and on April 23, 2004, we raised an additional A$6,222,791 net of issue costs through the issue of additional share capital with a further placement of 5,625,000 ordinary shares at US$0.85 per share to investors;

32

•	On October 13, 2003, we subscribed for additional share capital in pSiMedica, increasing our direct ownership by 3.4% to 46.25% with indirect effective control over 53.05%. The consideration paid by us in relation to this additional investment amounted to £2 million (A$4.84 million). This transaction had no impact on the consolidated statement of cash flows. Additional equity contributions received by the subsidiary totaled A$2.6 million.

•	During the year a total of 8,130,000 options were exercised raising A$1,626,000.

Cash flows from financing activities during the year ended June 30, 2003 reflected the following:

•	On October 14, 2002, we issued additional share capital through a placement of 7,000,000 ordinary shares at A$0.12 per share raising A$792,567 net of issue costs; and

•	During the year a total of 300,000 options were exercised raising A$60,000.

Cash flows from financing activities during the year ended June 30, 2002 reflected the following:

•	On November 21, 2001, we issued additional share capital through a placement of 12,300,000 ordinary shares at A$0.20 per share to investors, raising A$2,332,410 net of issue costs;

•	On March 7, 2002, pSivida subscribed for additional shares issued by pSiMedica. This had the effect of increasing our direct percentage ownership by 2.3% to 42.85% and indirect effective control to 50.79%. The consideration paid by pSivida in relation to this additional investment amounted to £1 million (A$2.74 million). This transaction had no impact on the consolidated statement of cash flows. Additional equity contributions received by the subsidiary totaled A$2.9 million.

•	On May 9, 2002, we issued 998,500 ordinary shares at A$0.22 per share under a share purchase plan, raising A$209,357 net of issue costs.

Cash and cash equivalents totaled A$23,023,627 at September 30, 2004. Net cash used in operating activities totaled A$2,490,315 for the three months ended September 30, 2004. Research and development expenditure was the most significant expenditure during such period amounting to A$1,988,808. Payments to suppliers and employees during the three months ended September 30, 2004 were A$730,822. Net cash used in investing activities totaled A$5,278,827 for the three months ended September 30, 2004. This amount represents the amounts we paid to capitalize AION Diagnostics and to acquire the remaining interest in pSiMedica net of pSiMedica's cash and cash equivalents. Net cash flows from financing activities totaled A$272,578 for the three months ended September 30, 2004 representing proceeds received in connection with options exercises.

On September 12, 2002, we entered into an agreement for a fully underwritten A$7.5 million equity line of credit with Global Emerging Markets, also known as GEM, a New York based private equity group. A commitment fee equivalent to 1.67% of the total value of the facility is payable by us to GEM on the proceeds of drawdowns. In addition, GEM was issued options to acquire 2,000,000 of our ordinary shares at A$0.20 per share, expiring on December 31, 2004. These options were exercised by GEM on February 4, 2004. Drawdowns are at the option of pSivida and there have been none made as of December 31, 2004. We do not expect to make drawdowns on this facility on the basis of current cash reserves.

From commencing business as a development stage enterprise to June 30, 2004, our capital expenditures have totaled A$1,374,747 consisting of computer equipment and laboratory equipment that is being used in connection with our research and development activities undertaken in Malvern, United Kingdom and administration in Perth, Western Australia. Capital expenditures for plant and equipment and leasehold improvements are being depreciated on a straight line basis over the estimated useful lives of three years, with a net balance at June 30, 2004 of A$669,699. We do not have significant capital spending requirements, but expect to continue to engage in capital spending consistent with anticipated growth in operations and personnel. Capital expenditure has been funded largely through the private placement of ordinary share capital.

33

We believe that our existing cash and cash equivalents as well as anticipated cash flow from the exercise of options will be sufficient to support our current operating plan until the fourth quarter of calendar year 2006. However, we have based this expectation on assumptions that may prove to be incorrect. Our future funding requirements will depend upon many factors, including, but not limited to:

•	Costs and timing of obtaining regulatory approvals;

•	The costs and timing of obtaining, enforcing and defending our patent an intellectual property the progress and success of pre-clinical and clinical trials of BioSilicon; and

•	The progress and number of our research programs in development.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our primary activity is the development of products based on nano-structured BioSilicon. Our research and development expenses were A$7,011,666, A$4,586,182 and A$3,186,863 during the years ended June 30, 2004, 2003 and 2002 respectively. These research and development expenses consist primarily of compensation and related costs for research and development personnel, expenses for testing and laboratory facilities and depreciation on property, plant and equipment used solely for research and development activities. Such costs are charged to the operations as we incur them.

Intangible assets on our consolidated statement of financial position increased from A$5,397,798 as of June 30, 2003 to A$7,934,622 as of June 30, 2004 owing primarily to our acquisition of additional shares of pSiMedica in the year ended June 30, 2004. On October 13, 2003, we purchased an additional 3.4% interest in pSiMedica which allowed us to reflect a greater amount of pSiMedica's intangible assets on our balance sheet. The consideration paid by us in relation to this additional investment amounted to approximately A$4.84 million and was used by pSiMedica to help fund its continued research and development activities. We raised capital to fund the purchase of this interest through the sale on August 4, 2003 of 13 million of our ordinary shares at A$0.50 per share.

On August 4, 2004, we acquired the remaining shares in pSiMedica that we did not already own. A final determination of required purchase accounting adjustments, including the allocation of the purchase price, has not yet been made. Based on the preliminary estimate of the components and allocation of purchase price, we recognized intangible assets including the license of A$34,615,000, patents of A$13,437,500 and goodwill of A$9,562,151. This acquisition was funded with cash consideration of A$4,323,622 together with a total of 49,804,381 ordinary shares of pSivida issued at a value of A$1.09 per share. In addition, 638,537 pSivida options with an estimated fair value of A$587,454 were issued to employees of pSiMedica in exchange for their rights being waived in relation to options previously issued by pSiMedica. See “Unaudited Pro Forma Consolidated Financial Information.”

In December 2000, QinetiQ granted pSiMedica an exclusive, worldwide, royalty-free license to the BioSilicon technology in the field of human and animal healthcare and in vivo diagnostic applications. The license includes rights of first refusal over technologies developed by QinetiQ related to the field of the license. BioSilicon is an example of top-down nano-structuring whereby nanometer sized pores are created within a larger solid state silicon structure. This top-down nano-structuring is easier and less risky than bottom-up nano-structuring which is characterized by the construction or assembly of nano-scale structures from molecules and atoms. The nanometer sized pores are typically about ten atoms across and can be loaded with drug, peptides, genes, proteins, radionucleotides and other therapeutics or vaccines.

Interim results for BrachySil™

In October 2004, we announced the interim results of the human trials involving BrachySil being conducted at Singapore General Hospital. Pursuant to the trials, eight patients with inoperable liver cancer were treated with BrachySil. Interim data analysis from the first four of these patients three months after administration has so far revealed no product-related adverse side effects and up to 60% tumor regression. In addition, the radioactive 32P contained within the BrachySil microparticles produced no or insignificant detectable radioactive leakage from the tumors into which the treatment was injected. Because patients are assessed and data collected three months after administration of the treatment, data for the other four patients is not yet available. Therefore,

34

these data are preliminary, and in the context of the study as a whole, incomplete. We expect to have final data including all eight subjects in early 2005. However, the positive interim results have allowed us to begin planning the next step in the trial, dose optimization studies. We hope to be able to begin such studies in 2005.

We do not expect BrachySil to be marketed worldwide for liver cancer prior to 2007. Thereafter we intend to seek regulatory approvals for the treatment of a wider variety of solid tumor cancers. We believe that such approvals may expand the market for brachytherapy. In addition, we anticipate rapid adoption of the treatment because it is delivered by means of a fine gauge direct needle delivery procedure without surgery under local anesthetic and patients are able to be discharged the following day.

Collaborations

Our broader commercialization strategy involves a high degree of partnering at various levels to lower the costs to us of the development process. The research and development process is progressed and coordinated through pSiMedica as well as through collaborative partnerships. We anticipate licensing and assigning rights pertaining to non-core applications, providing us with cash flow and allowing us to focus on commercialization of core products strategy. While continuing to develop our existing collaborative partnerships we entered into eight new arrangements during 2004.

Descriptions of several of our main collaborations are included below. We have entered into written agreements with each of the identified third parties. These agreements provide for the study and evaluation of potential uses for BioSilicon in conjunction such third party's products and inventions. To date, no specific products have been identified or marketed pursuant to these collaborations, and in each case research being undertaken is at a preliminary stage only and there is no guarantee that BioSilicon will ultimately be used in the commercialization of a product in the area of the collaboration. In most instances, the collaboration agreement provides that we will retain the rights to any discoveries relating to BioSilicon and the third party will retaining the right to discoveries relating to its product. Where discoveries involve a combination of both products, any rights or intellectual property arising as a result of that combination will generally be shared equally, with the third party having the right to market the combination product. In connection with collaborations with universities, we retain the right to market and commercialize all discoveries, and in some instances, the university will be granted the right to receive a royalty.

University of Pittsburgh (U.S.) -DNA vaccine delivery

Our collaboration with the University of Pittsburgh is exploring the use of BioSilicon in binding and protecting DNA during vaccine therapy in model systems. pSiMedica has developed the technology to load and release DNA from BioSilicon matrices resulting in effective production of immunogen (the antigen for which the DNA codes). The ability to load and protect DNA during vaccine regimens is vital to the production of DNA vaccine products.

NanoHorizons (U.S.) - nanotechnology

NanoHorizons was founded in 2002 and is working with nanoscale material and device technologies. pSiMedica and NanoHorizons are examining opportunities to utilize nano-structured silicon films developed by NanoHorizons, to potentially provide additional manufacturing and coating solutions in areas such as tissue engineering and diagnostics. Our collaboration agreement was entered into in February 2004.

EpiTan (Australia) - Melanotan® delivery

EpiTan is a public biotechnology company, based in Melbourne Australia, with a focus on the prevention of DNA and skin damage from ultraviolet radiation exposure. EpiTan is evaluating the use of BioSilicon as a delivery platform for Melanotan® and other melanogenesis inducing peptides which are substances that have been shown to increase the concentration of melanin in human skin potentially reducing the incidence of damage from UV exposure. Our collaboration agreement with EpiTan was entered into in September 2003.

35

University of Nottingham (UK) - tissue engineering and orthopedics

University of Nottingham has undertaken collaborative research with pSiMedica to examine the use of BioSilicon composites for constructing biodegradable orthopedic devices such as screws, pins and plates. Research has shown that certain forms of BioSilicon may encourage bone to grow. These studies further demonstrate that the addition of low levels of BioSilicon to biodegradable polymers may induce the growth of calcium phosphate and enhance collagen production by bone-forming cells. These processes are key functions of bone growth and development.

Purdue University (U.S.) - delivery of organic based drugs

Purdue University has coated the surface of BioSilicon with residues that enable the linking of organic chemical groups enhancing the potential to use BioSilicon in the delivery of organic based drugs. Purdue has a major nanotechnology initiative aimed at demonstrating novel techniques for the design and fabrication of nanometer sized electronic devices by the chemical manipulation of nanometer sized clusters and molecular wires.

McComb Foundation/Clinical Cell Culture Ltd (Australia) - tissue engineering products

The McComb Foundation is a research organization established in 1999 to conduct research into tissue engineering. Clinical Cell Culture Ltd (C3), an ASX-listed biomedical company, is the McComb Foundation's commercialization partner which develops and distributes tissue-engineered cellular products for autologous skin replacement. C3’s products are based in part on technologies licensed from the McComb Foundation. The McComb Foundation and C3 are evaluating the use of BioSilicon as a scaffold device to assist in the growth of various cells for application in future tissue engineering products including in the wound healing and burns area. Depending on results and compatibility with C3's products, C3 will have the right to commercialize products combining its proprietary technology with BioSilicon. Our collaboration agreement was entered into in August 2003.

Singapore General Hospital (Singapore) - tissue engineering

In addition to SGH's work with BrachySil, other research programs being conducted at SGH's Department of Plastic Surgery are assessing the use of BioSilicon as a scaffold to assist in the growth of tissue cells for applications in areas such as craniofacial and reconstructive surgery.

Cytomatrix (U.S.) - stem cells and cell lines production

Cytomatrix was founded in 1996 and is developing three dimensional cell growth scaffolds and related systems for applications in cell biology research, contract manufacturing and regenerative medicine. Cytomatrix's core technology is based on a unique cell growth technology that enables cells to develop in three dimensions. The collaboration is assessing the potential of BioSilicon in assisting Cytomatrix's cell production for bench research products, biomanufacturing and therapeutics, including stem cell transplantation. The research program will evaluate a number of tissue generating cells on BioSilicon scaffolds. The collaboration agreement was entered into during July 2003.

Core Product Areas

Brachytherapy

Our core focus is on drug delivery as a core application with an emphasis on brachytherapy products, with development and commercialization through our subsidiary pSiOncology. pSiOncology was incorporated in July 2002. Following successful studies of human tumors in model systems our first brachytherapy product, BrachySil is currently undergoing human clinical trials. Pre-clinical and dose ranging trials are currently underway and are expected to be completed by the end of 2005. The targeted launch date of this product is 2007, although some licensing income may be made after additional clinical trials in 2005.

36

Drug Delivery

As described above, drug delivery is one of our core applications. Our business strategy in drug delivery comprises licensing and our own product development for partnering. We are developing products involving localized chemotherapy for solid tumors through fine gauge needle injection and products comprising new delivery methods for off patent drugs utilizing BioSilicon.

BioSilicon has properties that make it a potentially effective drug delivery platform:

•	high drug loading rates (up to 95%);

•	ability to control release timing (hours/days/weeks/months);

•	ability to vary pore size to accommodate different drug sizes;

•	conduction of charge which can be altered to regulate drug delivery rate; and

•	potential incorporation of diagnostics and delivery intelligence.

Licensing Strategy

The potential range of applications for BioSilicon permits early stage licensing for non-core applications such as biomaterial in orthopedics, tissue engineering and regenerative medicine producing near term revenue. Furthermore the platform has now been developed to a stage where licensing to large pharmaceutical and biotech companies in the core area of slow release drug delivery is being advanced. In addition licensing opportunities to utilize BioSilicon are also being pursued.

D.   TREND INFORMATION

As we are a development stage enterprise, it is not possible for us to predict with any degree of accuracy the outcome of the research and commercialization efforts being undertaken.

Interest income is directly related to the level of excess funds available for investment and market fluctuations in interest rates.

As in prior periods, expenditure on research and development, as a proportion of total costs, is expected to be significant and increase from the A$7 million spent during the year ended June 30, 2004, unless cutbacks are required to conserve cash. It is expected that research and development expenditure during the coming year ending June 30, 2005 will be approximately A$10 million as we continue with the clinical trials in Singapore of BrachySil and expect to undertake additional work on other applications of BioSilicon, including targeted in situ cancer treatments (Refer to Item 5C). The expected level of expenditure will be funded from existing cash reserves.

E.   OFF-BALANCE SHEET ARRANGEMENTS

We currently do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

37

F.   CONTRACTUAL OBLIGATIONS TABULAR DISCLOSURE

The following table outlines our contractual obligations for payments under our indebtedness (including capital leases), purchase obligations, operating leases and other obligations and for the periods indicated using balances as of June 30, 2004:

	Payments due by period (in thousands of Australian Dollars)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations	2,280	2,280	-	-	-
Long-Term Debt Obligations	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	96	96	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities	-	-	-	-	-
Total	2,376	2,376	-	-	-

38

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

The members of the board of directors and senior management of pSivida and it subsidiaries are as follows:

pSivida

The members of the board of directors of pSivida and their principal occupations are as follows:

Name	Date of Appointment	Principal Occupation
Dr. Roger Brimblecombe	March 5, 2002	Independent Consultant
Dr. Roger Aston	December 1, 2000	Director of Strategy, pSivida Limited; Chief Executive Officer, pSiMedica and pSiOncology
Mr. Gavin Rezos	December 1, 2000	Managing Director, pSivida Limited
Ms. Alison Rich Ledger	July 30, 2004	Independent Consultant
Mr. Stephen Lake	July 30, 2004	Investment Director, QinetiQ

Dr. Roger Brimblecombe

Dr. Brimblecombe, Ph.D., D.Sc., F.R.C.Path., C.Biol., F.I.Biol., is a former chairman of SmithKline and French Research Ltd. He is currently chairman of MVM Ltd, the venture capital arm of the UK Medical Research Council. He is also non-executive chairman of Oxxon Therapeutics, Inc (U.S.), DanioLabs Ltd, and a non-executive director of Vertex Pharmaceuticals Inc (USA), Tissue Science Laboratories Ltd, and GenPat77 Phamacogenetics AG (Germany). He has provided strategic consultancy services to research and development companies in Europe, the U.S. and Japan. He is a fellow of the Royal Society of Medicine, the Royal College of Pathologists and the Institute of Biology. He is consultant editor of Drug Discovery World magazine. Dr. Brimblecombe is also chairman of pSiMedica Limited (UK) and pSiOncology Pte Limited (Singapore).

Gavin Rezos

Mr. Rezos, B.Juris., LL.B., B.A., earned a law degree from the University of Western Australia and has been admitted as a barrister and solicitor in Western Australia, England and New South Wales. He practiced law in London in corporate finance before joining Midland Montagu, a merchant bank now known as HSBC Investment Bank plc, in 1990. He was an investment banking director at HSBC in positions based in London, Sydney and Dubai. Mr. Rezos is currently principal of Viaticus Capital Pty Ltd, a biotechnology venture capital and corporate advisory company. He has investment banking experience in a variety of industries and geographical locations including Europe, Latin America, the Middle East and Asia. Mr. Rezos is also a director of pSiMedica Limited (UK), pSiOncology Pte Ltd (Singapore) and AiMedics Pty Ltd (Australia) and non-executive chairman of AION Diagnostics.

Dr. Roger Aston

Dr. Aston has more than 20 years experience in the pharmaceutical and biotechnology industries. His previous positions have included CEO of Peptech Limited (Australia), director of Cambridge Antibody Technology Limited (UK) and chairman of Cambridge Drug Discovery Limited - now BioFocus plc (UK). Dr. Aston was also founder and CEO of Biokine Technology Ltd (UK) prior to its acquisition by the Peptech Group. He is a founder and CEO of pSiMedica, and also CEO of pSiOncology. Dr. Aston is also chairman of Australian Cancer Technology Limited (Australia).

Alison Ledger

Ms. Ledger was most recently a principal at McKinsey & Co both in Sydney and London specializing in financial institutions including banking, asset management, stock exchanges, insurance and regulatory compliance. She joined McKinsey in 1995 after holding positions with Bankers Trust in London marketing investment funds to

39

European corporate and institutional clients. Ms. Ledger has extensive financial experience and knowledge of international capital markets with a breadth of knowledge in strategy, operations, performance improvement, cost management, new business building and geographic expansion. She has a Harvard MBA and has lived and worked in numerous countries including the UK, Australia and the U.S.

Stephen Lake

Mr. Lake, BA (Jt. Hons), MBA, ACA, is Investment Director, QinetiQ Limited. He has over 20 years of experience in the high technology sector as a senior executive in both large multi-national and early stage venture backed companies. He was a founding executive of Reuters venture capital arm Greenhouse. He has extensive international experience having worked in the U.S. for 10 years, as well as in France and the Nordic countries. Mr. Lake is a UK-qualified chartered accountant and has an MBA in technology and strategy from the Theseus Institut (France). He is a non-executive director of Quintel Technology Limited and QS4 Group Limited, a joint venture between Rotch and QinetiQ.

From January 7, 2003 until July 30, 2004, Nadine Donovan was a member of our board of directors. Following Mrs. Donovan's resignation to concentrate on personal endeavors, Mr. Lake and Ms. Ledger were appointed directors by a resolution of shareholders at a general meeting of shareholders held on July 30, 2004. Mrs. Donovan joined pSivida in March 2001 as Company Secretary/Financial Controller.

The current executive officers of pSivida and their titles are as follows:

Name	Title
Mr. Gavin Rezos	Managing Director
Dr. Roger Aston	Director of Strategy
Mr. Aaron Finlay	Chief Financial Officer and Company Secretary
Dr. Anna Kluczewska	Head of Diagnostics
Mr. Joshua Mann	Investor Relations Manager

Aaron Finlay

Mr. Finlay joined pSivida as of May 17, 2004, as CFO and Company Secretary. His most recent role was as INVESCO Australia's Chief Financial Officer where he had responsibility for the operations of finance, as well as the compliance, legal, and human resources functions. Prior to that position, Mr. Finlay was head of group tax and treasury for INVESCO's global operations in London. Prior to joining INVESCO, Mr. Finlay worked for PricewaterhouseCoopers (then Price Waterhouse) in London and Perth. Mr. Finlay is also chief financial officer and company secretary of AION Diagnostics.

Dr. Anna Kluczewska

Dr. Kluczewska held the position of global product manager for Baxter Healthcare's BioSurgery division. At Baxter, she oversaw the management of Baxter BioSurgery's products in over 50 countries focusing on registration, product launch and global product management. Dr. Kluczewska is also managing director of AION Diagnostics.

Joshua Mann

Mr. Mann graduated with a Bachelor of Commerce from the University of Western Australia and  is pSivida 's Investor Relations Manager . Mr. Mann also has a background in project finance as a  financial analyst with the Australian  operations of HBOS plc, including experience in project evaluation, deal structuring and negotiation.   Mr. Mann has recently completed the Level III Exam of the CFA Program and has applied to become a CFA charterholder.  Mr. Mann is also the investor relations manager for AION Diagnostics.

40

pSiMedica Limited

The members of the board of directors of pSiMedica and their principal occupations are as follows:

Name	Principal Occupation
Dr. Roger Brimblecombe	Independent Consultant
Dr. Roger Aston	Director of Strategy, pSivida Limited; Chief Executive Officer, pSiMedica and pSiOncology
Mr. Gavin Rezos	Managing Director, pSivida
Prof. Leigh Canham	Chief Scientific Officer, pSiMedica

Prof. Leigh Canham

Prof. Canham has 25 years of research experience related to silicon technology.  He was awarded an honorary chair at the University of Birmingham in 1999 for his work on the optoelectronic properties of nano-structured silicon.  Trained at University College (BSc physics)  and Kings College (PhD solid state physics) in London, Prof. Canham then conducted research at QinetiQ (formerly, RSRE, DERA) in Malvern UK from 1986-2000. In December 2000, he co-founded pSiMedica Ltd with Dr. Aston to develop the BioSilicon technology platform invented in QinetiQ. He is a frequent speaker on the subject of the medical applications of silicon technology and is member of the editorial board of international journal Biomedical Microdevices.

The executive officers of pSiMedica Limited and their titles are as follows:

Name	Title
Dr. Roger Aston	Chief Executive Officer
Prof. Leigh Canham	Chief Scientific Officer
Mr. Stephen Connor	Director of Development
Dr. Roghieh Saffie-Siebert	Director of Research
Dr. Jill Ogden	Commercial Director
Dr. David Petty	Intellectual Property Manager
Dr. Mark Parry-Billings	Research & Development Director

Stephen Connor

Mr. Connor joined pSiMedica in November 2001. Previously, he held increasingly senior positions in Cambridge at Murex Medical Research Ltd, Quantum Biosystems Ltd, Cantab Pharmaceuticals Research Ltd, Chiroscience R&D Ltd, and most recently, Imutran Ltd - a Novartis Pharma company. From 1978 to 1985, he worked at the Withington Hospital, Manchester.

Dr. Roghieh Saffie-Siebert

Dr. Saffie-Siebert worked for several years in various sections of Moorfields Eye Hospital, London, including their production laboratory, quality control and dispensary. She holds first class honors in pharmaceutical sciences from Greenwich University, London and a Postgraduate degree in Pharmaceutical Sciences (Drug Delivery) from the University of London. More recently, she worked in Italy as head of centre for drug delivery research and project leader at Dompe SpA, an Italian pharmaceutical company.

Dr. Jill Ogden

Dr. Ogden joined pSiMedica in November 2003. She has 18 years commercial and R&D experience in the biotechnology, healthcare and drug delivery industries. She graduated with a BSc and PhD in Genetics from the University of Sheffield. Following her postdoctoral research at the Universities of Edinburgh and Oxford, she joined Delta Biotechnology Ltd. In 1993, Dr. Ogden co-founded and was principal of Propharma Consultants, a consultancy specializing in the biopharmaceutical industry. Between 1996 and 2000, she was business development manager of Andaris Ltd and the Quadrant Healthcare plc. Following the acquisition of Quadrant by Elan Corporation, she became director of business development for Elan Drug Delivery Ltd.

41

Dr. David Petty

Dr. Petty joined pSiMedica in July 2002. Dr. Petty graduated in Chemistry and subsequently obtained a PhD in organic semiconductors in 1991 at the University of Nottingham. After a one year fellowship at The Institute for Molecular Science, Okazaki, Japan he earned an MSc in intellectual property management at the University of London and then worked for a database company specializing in pharmaceutical patents. Dr. Petty subsequently worked for Fisons Instruments' patent department from 1994 before joining the Ministry of Defence IP department in 1996. Over the last five years, he has been responsible for managing the BioSilicon portfolio of patents at both DERA/QinetiQ and pSiMedica.

Dr. Mark Parry-Billings

Dr. Parry-Billings joined pSiMedica in November 2004. Dr. Parry-Billings earned a BS with first class honors from the University of Loughborough and subsequently earned a DPhil from the Department of Biochemistry, University of Oxford where he conducted post-graduate work before joining Schering Healthcare. For the 6 years prior to joining pSiMedica, Dr. Parry-Billings was Director of Research & Development at Innovata Biomed Ltd. He joined Innovata BioMed in 1994 from Schering Healthcare Ltd where he was a Senior Clinical Research Associate.

pSiOncology Pte Ltd

The members of the board of directors of pSiOncology and their principal occupations are as follows:

Name	Principle Occupation
Dr. Roger Brimblecombe	Independent Consultant
Dr. Roger Aston	Director of Strategy, pSivida Limited; Chief Executive Officer, pSiMedica and pSiOncology
Mr. Gavin Rezos	Managing Director, pSivida
Dr. Pierce Chow	Head of Research Ventures, Director of Experimental Surgery and Consultant Surgeon, Singapore General Hospital
Mr. Stephen Lake	Investment Director, QinetiQ

Dr. Pierce Chow

Dr. Chow, MBBS CS'pore, MMED C Swg, FRCSED, FAMS, is the head of research ventures, director of experimental surgery and consultant surgeon at Singapore General Hospital which is the largest hospital offering the widest acute tertiary care and natural referral facilities in the Singapore region.

The executive officers of pSiOncology Pte Ltd and their titles are as follows:

Name	Title
Dr. Roger Aston	Chief Executive Officer
Dr. Pierce Chow	Clinical Research Director
Dr. Beng Choo Lim	Clinical Project Manager

Dr. Beng Choo Lim

Dr. Lim has worked with multinational pharmaceutical corporations such as Pharmacia (now Pfizer), Glaxo and Smith Kline Beecham and several start up companies. Dr. Lim received her doctorate in Pharmacology from the National University of Singapore and is registered with the Singapore Board of Pharmacy. Her clinical research experience includes initiation and project management of all phases of clinical trials to support registration in the U.S., Europe and Asia in the therapeutic areas of naso-pharyngeal cancer, vitreous hemorrhage, Hepatitis B, peptic ulcer, respiratory, dermatology and anti-infectives.

AION Diagnostics Ltd

The members of the board of directors of AION Diagnostics and their principal occupations are as follows:

Name	Principal Occupation
Mr. Gavin Rezos	Managing Director, pSivida
Dr. Roger Aston	Director of Strategy, pSivida Limited; Chief Executive Officer, pSiMedica and pSiOncology
Prof. Leigh Canham	Chief Scientific Officer, pSiMedica
Dr. Anna Kluczewska	Head of Diagnostics, pSivida; Managing Director, AION Diagnostics

42

The executive officers of AION Diagnostics Limited and their titles are as follows:

Name	Title
Dr. Anna Kluczewska	Managing Director
Dr. Roger Aston	Director of Strategy
Mr. Aaron Finlay	Chief Financial Officer and Company Secretary
Mr. Joshua Mann	Investor Relations Manager

B.   COMPENSATION

Compensation of directors and officers is recommended by the remuneration committee of the board and approved by the full board.

Remuneration for the services of the executive directors are formalized in a service agreement. Details of the nature and amount of each element of the emoluments of each of our directors for the financial year are shown in the following table. The following table presents all compensation we paid to all of our directors and to all of our directors and executive management for the year ended June 30, 2004.

Remuneration Policy

The remuneration committee of our board of directors is responsible for reviewing and recommending compensation arrangements for the directors, the managing director and the executive team. The remuneration committee assesses the appropriateness of the nature and amount of the emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality board and executive team.

Remuneration of Specified Directors and Specified Executives.

Name	Salary	Bonus	Post Employment Superannuation	Equity Options	Other Benefits	Total
	(In Australian Dollars)
Specified directors
Dr. R. Brimblecombe	$152,992	$—	$—	$145,200	$—	$298,192
Dr. R. Aston	302,822	40,000	40,711	181,500	—	565,033
Mr. G. Rezos	363,881	250,000	27,320	435,600	—	1,076,801
Mrs. N. Donovan	90,325	—	2,250	127,050	—	219,625
Total	910,020	290,000	70,281	889,350	—	2,159,651

Specified executives (1)
Prof. L Canham	$180,537	$—	$35,410	$—	$3,832	$219,799
Dr. A, Kluczewska	143,600	25,000	—	295,572	—	464,172
Dr. J Ogden	102,873	—	11,581	—	3,072	117,526
Mr. S. Conner	176,773	—	23,683	—	6,941	207,397
Dr. R. Saffie-Siebert	130,742	—	15,441	—	2,307	148,490
Total	734,525	25,000	86,115	295,572	16,152	1,157,364

    (1) Specified executives are the five highest paid executives of the company other than members of the board of directors.

Options were granted to specified directors and executives on October 21, 2003 and have a value at the date of grant of A$0.36 per option using a Black-Scholes model, taking into account time value and the volatility of the stock price. The options are exercisable at A$0.61, being a 5% premium to the share price at the time of grant and may be exercised between April 21, 2004 and December 31, 2007. One-third of options granted to specified executives vest annually from October 21, 2003 through December 31, 2007.

Directors fees to be paid to Ms. Ledger are expected to amount to A$30,000 on an annual basis and directors fees to be paid to Mr. Lake are expected to amount to A$25,000 on an annual basis. In addition, both directors have been granted 200,000 options to purchase ordinary shares. Our board considers the grants to be reasonable in the circumstances, given our company's size and stage of development and the necessity to attract the highest caliber of professionals to the role, whilst maintaining our cash reserves.

43

We enter into consulting contracts with directors or their related entities for an indefinite period which may be terminated by either party on three months written notice or summary notice in the event of a breach in the terms of the agreement, the consultant is found guilty of any criminal act, misconduct or negligence or becomes insolvent. There are no termination benefits other than what applicable statute dictates.

Pension, Retirement or Similar Benefits

Under Australian government regulations we are legally required to contribute 9% of employees' gross income to an approved superannuation fund. Employees are entitled to contribute additional amounts to the fund at their own discretion. We make the required contribution to each employee's nominated Superannuation Fund. Contributions by us of up to 9% of employees' wages and salaries are legally enforceable in Australia.

Our UK subsidiary, pSiMedica Limited, operates a defined contribution pension scheme. The pension cost charges for the years ended June 30, 2004, 2003 and 2002 under the defined contribution scheme were £30,660 (approximately A$75,149), £28,672 (approximately A$77,740) and £31,903 (approximately A$86,780) respectively.

C.   BOARD PRACTICES

The business of pSivida is managed by its directors. The directors exercise all of the powers that our constitution, the Corporations Act 2001, the Australian Stock Exchange or the Australian Stock Exchange Listing Rules do not reserve to the shareholders in general meeting.

The directors exercise their powers and discharge their duties as a board.

The board's policies and practices exist within a framework of:

•	the Corporations Act 2001;

•	the general law, including the law relating to directors' duties;

•	the Australian Stock Exchange Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations; and

•	the Australian Stock Exchange Listing Rules.

The overall role of the board, as set out in its charter, includes:

•	setting our strategic direction;

•	identifying the expectations of our shareholders;

•	identifying regulatory and ethical expectations and obligations; and

•	identifying areas of significant business risk and ensuring arrangements are in place to adequately manage those risks.

The board delegates responsibility for the operation and administration of our company and its subsidiaries to the Managing Director.

The board ensures management's objectives and activities are aligned with those expectations and risks identified by the board through the mechanisms set out below:

•	oversight of our business, including its control and accountability systems;

•	appointing and removing the chief executive officer (or equivalent);

•	ratifying the appointment and, where appropriate, the removal of the chief financial officer and the company secretary;

44

•	input into and final approval of corporate strategy and performance objectives;

•	reviewing and ratifying systems of risk management and internal compliance and control, codes of conduct and legal compliance;

•	monitoring senior management's performance and implementation of strategy, and ensuring appropriate resources are available;

•	approving and monitoring the progress of major capital expenditure, capital management, and acquisitions and divestitures;

•	approving and monitoring financial and other reporting; and

•	monitoring compliance of tax processes.

Composition of the board

The composition of the board is determined in accordance with the following principles and guidelines:

•	the board must comprise at least three directors;

•	the board must comprise directors with an appropriate range of qualifications and expertise; and

•	the board must meet regularly and follow meeting guidelines set down to ensure all directors are made aware of, and have available, all necessary information, to participate in an informed discussion of all agenda items.

The performance of all directors is reviewed annually by the Chairman of the board in order to ensure that the board continues to discharge its responsibilities in an appropriate manner.

Our constitution provides that the board may appoint a director at any time other than during a general meeting. However, any director so appointed automatically retires at the next general meeting and must seek re-election at that general meeting. Otherwise, our constitution permits the election of a director at general meeting and by ordinary resolution and both Mr. Lake and Ms. Ledger were appointed directors by a resolution of shareholders at a general meeting of shareholders held on July 30, 2004.

One third of directors other than the director who is the Managing Director (or is one of the Managing Directors and has been nominated by the board as exempt from retirement) must retire at each Annual General Meeting. If the applicable number of directors is not a multiple of three, the nearest whole number to one third is applied in determining how many directors must retire from office. This will meant hat for the year ending June 30, 2005, (subject to the appointment of any new directors by the company in general meeting prior to the 2005 Annual General Meeting), one of the current five directors must retire and will be eligible for re-election. The director chosen to retire will be the director who has held office the longest since last being elected or appointed. If additional directors are appointed and more than one director is required to retire, then where two or more directors have held office for the same amount of time, they may agree which of them will retire and if they cannot decide they will draw lots. Dr. Brimblecombe was appointed a director on March 5, 2002 and was re-elected at the general meeting held on November 17, 2004. Both Mr. Rezos and Dr. Aston were appointed directors by a resolution of shareholders at a general meeting of shareholders on November 24, 2000 becoming effective on December 1, 2000 and Dr. Aston was most recently re-elected at a general meeting by ordinary resolution on October 21, 2003.

Furthermore, any director who is not a Managing Director must retire from office at the conclusion of the third annual general meeting after which they were elected and are eligible for re-election.

Our constitution does not prescribe any maximum age limit for directors. This means that automatic retirement from office is not imposed upon reaching a certain age.

45

Whether or not a director's appointment is expressed to be for a specified period, our constitution permits:

•	members by ordinary resolution; or

•	members holding a majority of our issued, voting shares by written notice to the company,

to remove any director from office. The Corporations Act 2001 supports and supplements these members' powers to remove directors from office.

Compliance with U.S. law and NASDAQ rules regarding director independence, etc.

General

Pursuant to the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission (the "SEC") has issued new rules that, among other things, require NASDAQ to impose independence requirements on each member of the audit committee. The new NASDAQ rules implement two basic criteria for determining independence: (i) audit committee members would be barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member's capacity as a member of the board of directors and any board committee, and (ii) audit committee members of an issuer that is not an investment company may not be an "affiliated person" of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

The SEC defines "affiliate" for non-investment companies as "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified." The term "control" is proposed to be consistent with the other definitions of this term under the Securities Exchange Act of 1934, as "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." A safe harbor has been proposed by the SEC, under which a person who is not an executive officer, director or 10% shareholder of the issuer would be deemed not to have control of the issuer.

For purposes of NASDAQ, an "independent director" is a person who is not an officer or employee of the company or any of its subsidiaries and who does not have a relationship that, in the opinion of the board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Assuming that we maintain our status as a foreign private issuer, recently-adopted SEC and NASDAQ rules will apply to us as of July 31, 2005. We plan to take appropriate steps with respect to our corporate governance system by July 31, 2005 so that our board of directors will fully satisfy provisions of Rule 10A-3 under the Exchange Act and the amended corporate governance standards of NASDAQ implementing the requirements of Rule 10A-3, including the requirements relating to the independence of the audit committee members and responsibilities of the audit committee. Beginning on or prior to July 31, 2005, and thereafter for so long as we are listed on NASDAQ and rules applicable to us so require:

•	we will continue to have a board of directors consisting of a majority of independent directors, as defined under NASDAQ's corporate governance rules;

•	we will continue to have an audit committee of at least three members, comprised solely of directors each of whom: (1) meets NASDAQ's definition of independence; (2) meets the SEC's definition of independence; (3) has not participated in the preparation of our financial statements or any of our current subsidiaries at any time during the past three years; and (4) is able to read and understand fundamental financial statements, including a balance sheet, income statement, and cash flow statement.

•	we will continue to have at least one member of the audit committee who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

46

•	we will have adopted a formal written audit committee charter that complies with NASDAQ's rules, and that the audit committee will, among other things, review and assess the adequacy of the charter on an annual basis.

•	we will either ensure that our nomination committee and remuneration committee have only independent directors or that all decisions made by the board in respect of compensation of officers and nomination of directors are approved by a majority of our independent directors.

•	we will have adopted a code of conduct applicable to all directors, officers and employees which complies with NASDAQ and SEC rules, and such code will be publicly available.

•	we will hold regularly scheduled meetings at which only independent directors are present.

We have been granted an exemption from the quorum requirement under NASDAQ rules which requires each issuer to provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33 1/3% of the outstanding shares of a company's common voting stock. Our constitution provides for a quorum requirement of two members at general meetings of our shareholders. This quorum requirement is in accordance with Australian law and generally accepted business practices in Australia.

Independence of Directors

The board of directors considers that directors Messrs. Rezos, Aston and Brimblecombe are not independent for the purposes of U.S. law and NASDAQ rules. The board of directors does not consider Mr. Rezos and Dr. Aston to be independent on the basis that both are part of the company's executive management.

Dr. Brimblecombe acted for us in an advisory capacity prior to his appointment to the board on March 5, 2002 and during the year ended June 30, 2004 was requested by the board to become temporarily involved in the executive management of pSiMedica to facilitate the relocation of Dr. Aston to Australia. The board considers Dr.  Brimblecombe not to be independent on the basis that the company paid him A$116,992 in addition to his director's fees in connection with his role as Non-Executive Chairman of pSivida.

The board of directors considers Ms. Ledger to be an independent director. She has an indirect interest in 2,000,000 ordinary shares held by her spouse representing less than 0.92% of the outstanding shares as of December 31, 2004.

The board of directors considers Mr. Lake to be an independent director. Mr. Lake was separately recommended by the nomination committee of the board on the basis of his extensive experience in building and developing growth technology businesses. Mr. Lake is currently employed by and responsible for managing and developing the QinetiQ Ventures portfolio of spin-out companies. QinetiQ, immediately after the completion of the transaction whereby pSivida acquired the remaining shares in pSiMedica that it did not already own, held approximately 17.5% of our issued share capital. The board does not consider this holding of its shares to affect Mr. Lake's independence on the basis that QinetiQ has pledged that, until October 26, 2009, as long as it holds 10% or more of our outstanding ordinary shares that it will exercise its voting rights in line with the majority of proxy votes exercisable by validly appointed proxies in relation to any resolution of our shareholders. In addition, the board considers there are sufficient and suitably documented policies and procedures in place at QinetiQ separating Mr. Lake and the corporate department of QinetiQ responsible for all dealing in relation to their interest in our shares.

We do not at present have a majority of independent directors on our board of directors as required by NASDAQ rules. However, we intend to appoint additional independent directors to the board prior to July 31, 2005, the deadline for compliance by foreign private issuers to establish such a majority. We also intend to alter the composition of the board committees and adopt certain policies in line with ASX, SEC and NASDAQ rules prior to July 31, 2005.

Existing board committees

To assist in the execution of its responsibilities, the board has established a number of committees including a nomination committee, a remuneration committee and an audit and compliance committee.

47

Nomination Committee

The primary purpose of the nomination committee is to ensure that the board is comprised of individuals who are best able to discharge the responsibilities of directors having regard to the law and the highest standards of corporate governance.

The nomination committee meets this mandate by:

•	assessing the skills required on the board and from time to time considering the extent to which the required skills are represented on the board;

•	establishing processes for the review of the performance of individual directors and the board as a whole; and

•	establishing processes for the identification of suitable candidates for appointment to the board.

The duties and responsibilities of the nomination committee are:

•	to periodically assess the skills required to competently discharge the board's duties, having regard to our strategic direction, and report the outcome of that assessment to the board;

•	to assess the skills represented on the board by the directors and determine whether those skills meet the required skills as identified, as and when it considers appropriate but in any event on each occasion on which an existing director retires;

•	to make recommendations to the chairman of the board on means by which skill levels of existing directors can be enhanced;

•	to implement a process for the identification of suitable candidates for appointment to the board;

•	to make recommendations to the board on candidates it considers appropriate for appointment;

•	to inform the board of the names of directors who are retiring in accordance with our constitution and make recommendations to the board as to whether the board should support the re-nomination of that retiring director; and

•	to undertake a process of review of the retiring director's performance during the period in which the director has been a member of the board and conduct that review by whatever means it consider appropriate including assessment of performance by peers and self. However, a member of the nomination committee must not participate in the review of his or her own performance.

The decisions of the nomination committee, as contained in its minutes, constitute recommendations to the full board. The board has adopted procedures whereby any action taken after July 31, 2005 based on a recommendation of the nomination committee must be ratified by a majority of the independent directors.

The nomination committee must be comprised of at least two members of the board. The members of the nomination committee during the year ended June 30, 2004 were: Dr. Aston (chairman) and Mr. Rezos. The terms of appointment to the nomination committee are at the discretion of the board and vacancies may be filled as they arise. Since August 2, 2004 the members of the nomination committee have been: Dr. Brimblecombe (Chairperson); Ms. Ledger and Dr. Aston.

Remuneration Committee

The role of the remuneration committee is to assist the board in ensuring that appropriate and effective remuneration packages and policies for the Managing Director and executive directors are implemented within our company and its subsidiaries. The remuneration committee's role also extends to the review of non-executive directors' fees.

48

The duties and responsibilities of the remuneration committee are to:

•	review and recommend to the board remuneration policies and packages for the Managing Director and executive directors;

•	recommend to the board any changes in remuneration policy relating to superannuation, other benefits and remuneration structure for the Managing Director and executive directors and that are likely to have a material impact on our company and its subsidiaries;

•	review and recommend to the board proposals for employee and non-executive director equity plans;

•	review and recommend to the board proposals for short and long term incentive programs for the Managing Director and executive directors;

•	review and recommend to the board any changes to non-executive directors' fees;

•	ensure there is a proper performance management process in place throughout the organization and that it is operating effectively; and

•	be informed of:

•	current trends in executive remuneration and associated incentive initiatives; and

•	legislative issues associated with executive remuneration programs.

The decisions of the committee, as contained in its minutes, shall constitute recommendations to the board. The board has adopted procedures whereby any action taken after July 31, 2005 based on a recommendation of the remuneration committee must be ratified by a majority of the independent directors. In addition on and after July 31, 2005, the compensation of our chief executive officer will be determined, or recommended to the board for determination, either by a majority of the independent directors or a compensation committee comprised solely of independent directors. Further, our chief executive officer may not be present during voting or deliberations. Compensation of all other executive officers will also be determined, or recommended to the board for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors.

The remuneration committee is comprised of at least two members of the board. The members of the remuneration committee during the year ended June 30, 2004 were: Dr. Brimblecombe (Chairman) and Dr. Aston. Since August 2, 2004 the members of the remuneration committee have been: Dr. Brimblecombe (Chairperson); Mr. Lake and Dr. Aston.

The terms of appointment to the remuneration committee are at the discretion of the board and vacancies may be filled as they arise.

Audit and Compliance Committee

The board established the audit and compliance committee to facilitate:

•	the effective operation of systems and controls which minimize financial and operational risk;

•	reliable financial and management reporting policies and procedures;

•	compliance with laws and regulations; and

•	maintenance of an effective and efficient internal and external audit process.

The audit and compliance committee is particularly concerned with audit compliance amongst our company and its subsidiaries.

49

The audit and compliance committee is directly responsible to the board for the following:

•	ensuring appropriate accounting policies and procedures are defined, adopted and maintained;

•	ensuring that operating and management reporting procedures, and the system of internal control, are of a sufficiently high standard to provide timely, accurate and relevant information;

•	reviewing the financial statements prior to their approval by the board;

•	reviewing the scope of work including approval of strategic and annual audit plans and effectiveness of both the external and internal audit functions;

•	monitoring the proper operation of and issues raised through our subsidiary's audit and compliance committees;

•	ensuring that appropriate processes are in place to ensure compliance with all legal requirements;

•	ensuring that all internal and industry codes of conduct and standards of corporate behavior are being complied with;

•	appointment of, on recommendation by the Managing Director, a person(s) responsible for internal audit functions as specified from time to time by, and in accordance with, the audit and compliance committee's terms of reference;

•	responsible for making recommendations to the board on the appointment, reappointment or replacement (subject, if applicable, to shareholder ratification), monitoring of effectiveness, and independence of the external auditors.

•	taking action with respect to any other business processes or functions that may be referred to it by the board.

The decisions of the audit and compliance committee, as contained in its minutes, shall constitute recommendations to the board.

The audit and compliance committee is directly responsible for making recommendations to the board on the appointment, reappointment or replacement (subject, if applicable, to shareholder ratification), remuneration, monitoring of effectiveness, and independence of the external auditors, including resolution of disagreements between management and the auditor regarding financial reporting.

The audit and compliance committee pre-approves all audit and non-audit services provided by the external auditors and must not engage the external auditors to perform any non-audit/assurance services that may impair or appear to impair the external auditor's judgment or independence. The audit and compliance committee may delegate pre-approval authority to a member of the audit and compliance committee. The decisions of any audit and compliance committee member to whom pre-approval authority is delegated must be presented to the full audit and compliance committee at its next scheduled meeting.

When reviewing the independence of the external auditor the committee will encourage the rotation of the audit partner at least once every five years.

The audit and compliance committee is comprised of at least two members of the board. The members of the audit and compliance committee during the year ended June 30, 2004 were: Dr. Aston (Chairperson) and Mrs. Donovan. Since August 2, 2004 the members of the audit and compliance committee have been: Ms. Ledger (Chairperson); Mr. Lake and Dr. Brimblecombe.

The terms of appointment to the audit and compliance committee are at the discretion of the board and vacancies may be filled as they arise.

50

Conduct and Ethics

pSivida's code of conduct was adopted on June 30, 2003 and was made available from the corporate governance sections of our website on July 1, 2003. The code of conduct applies to all employees of the company including the Managing Director and Chief Financial Officer and covers a broad range of issues and practices necessary to maintain confidence in pSivida's integrity, including procedures in relation to:

•	compliance with the law;

•	financial records;

•	contributions to political parties, candidates and campaigns;

•	occupational health and safety;

•	confidential information;

•	conflict of interest;

•	efficiency;

•	equal opportunity;

•	corporate bribery; and

•	membership to industry and professional associations.

The code of conduct directs individuals to report any contraventions of the code to their immediate superior or the Managing Director.

In addition, we have adopted separate corporate governance policies relating to insider trading, continuous disclosure, communications strategy and risk management. Summaries of these policies are available on our corporate website, and we make the full policies available to the public upon request. We believe that our continuous disclosure policy and our communications strategy policy satisfy the requirements of the SEC's rules requiring companies to adopt written standards relating to the full, fair, accurate, timely, and understandable disclosure in reports and documents that a registrant files with, or submits to, the SEC and in other public communications made by the registrant. These policies mandate continuous disclosure of material information to the public by means of an ASX release and our corporate website. From and after the date of this registration statement, we plan to file with the SEC on Form 6-K a copy of each release which we file with the ASX and post on our corporate website. In addition, on or prior to July 31, 2005, we will incorporate appropriate provisions into our code of conduct to incorporate the disclosure policy and subject our filings with the SEC thereto.

D.   EMPLOYEES

As of December 31, 2004, we had 23 employees, excluding directors and consultants. Of such employees, ten were employed in research and development, 12 in management and administration and one in operations; 19 employees are located in Malvern, United Kingdom, and four are located in Perth, Western Australia.

Australian and UK labor laws and regulations are applicable to all of our employees depending upon their location of employment. The laws concern various matters, including severance pay rights at termination, retirement or death, length of work day and work week, minimum wage, overtime payments and insurance for work related accidents.

Employment Agreements

We have standard employment agreements with our employees covering levels of remuneration and other employment benefits such as annual leave, superannuation or pension contributions, review periods, and confidentiality provisions. We will be subject to statutorily imposed severance payments in the event of termination

51

of employment and any bonuses and/or award of options to convert into our ordinary shares are made at in our discretion.

We have not entered into employment agreements with our directors other than consulting agreements with Mr. Rezos and Dr. Aston or their related entities. These consulting agreements have standard terms and cover service and duties covered by the agreement, fees payable and expenses reimbursed, termination and confidentiality. The agreements typically provide for termination by either party on three months written notice or summary notice in the event of a breach in the terms of the agreement, the consultant is found guilty of any criminal act, misconduct or negligence or becomes insolvent. There are no termination benefits other than what applicable statute dictates.

E.   SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of December 31, 2004 regarding the beneficial ownership by each of our directors and executive officers:

	Ordinary Shares		Total Share	Options
	Held Directly	Held Indirectly	Ownership	Held Directly	Held Indirectly
R Brimblecombe	445,067	-	*	949,111 (7)	-
G J Rezos	2,018,630	9,272,652 (3)	5.21%	2,771,030 (5)	1,200,000 (5)
R Aston	5,618,586	1,475,000 (4)	3.27%	549,111 (6)	1,000,000 (6)
N Donovan	-	170,000 (9)	*	350,000 (8)	-
L Canham	3,909,579	-	1.80%	739,289 (10)	-
A Kluczewska	-	-	*	1,300,000 (11)	-
J Ogden	-	-	*	429,708 (12)	-
S. Conner	189,000	-	*	319,645 (13)	-
R. Saffie-Siebert	97,200	-	*	353,040 (14)	-

* Less than 1%.
(1) Beneficial ownership is determined in accordance with the rules of the SEC, and generally include voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this Registration Statement a re deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.
(2) The percentages are based on 216,842,166 ordinary shares issued and outstanding as at December 31, 2004.
(3) Of such shares, 2,018,630 are directly held by Mr. Rezos, of which 18,630 are held in escrow until August 5, 2005, 3,325,717 are held by Joanne Rezos, Mr. Rezos' wife, 3,059,333 are held by Mr. and Mrs. Rezos as trustees for the Rezos family superannuation Fund, 2,510,607 are held by Aymon Pacific Pty Ltd as trustee for the Jerezos Discretionary Trust and 376,995 are held by Viaticus Capital Pty Ltd, a Australian corporation owned by Mr. Rezos, of which all 376,995 are held in escrow until August 5, 2005. Mr. Rezos may be deemed to be the beneficial owner of the ordinary shares held directly by Aymon Pacific Pty Ltd as trustee for the Jerezos Discretionary Trust, Mr. and Mrs. Rezos as trustees for the Rezos Family Superannuation Fund, Mrs. Rezos and Viaticus Capital Pty Ltd.
(4) Of such shares, 5,618,586 are held directly by Dr. Aston, of which 4,002,753 are held in escrow until August 5, 2005, 1,475,000 are held by Equity Insinger (Trust) (Jersey) Ltd, a Jersey corporation owned by Dr. Aston. Dr. Aston may be deemed to be the beneficial owner of the ordinary shares held directly by InsingerEquity (Trust) (Jersey) Ltd.
(5) Of such options, 2,771,030 are held directly by Mr. Rezos available to be exercised into an equal number of ordinary shares with an exercise price of A$1.18 per share expiring in August 2009 and 1,200,000 are held by Aymon Pacific Pty Ltd as trustee for the Jerezos Discretionary Trust available to be exercised into an equal number of ordinary shares with an exercise price of A$0.61 per share expiring on December 31, 2007.
(6) Of such options, 500,000 are held directly by Dr. Aston available to be exercised into an equal number of ordinary shares with an exercise price of A$0.61 per share expiring on December 31, 2007; 49,111 are held directly by Dr. Aston available to be exercised into an equal number of ordinary shares with an exercise price of A$1.18 per share expiring in August 2009 and 1,000,000 are held by Newtonmore Biosciences Pty Ltd, an Australian corporation owned by Dr. Aston, available to be exercised into an equal number of ordinary shares with an exercise price of A$1.18 per share expiring in August 2009. Dr. Aston may be deemed to be the beneficial owner of the options held directly by Insinger (Trust) Jersey Ltd and Newtonmore Biosciences Pty Ltd.
(7) Of such options, 400,000 are held directly by Dr. Brimblecombe available to be exercised into an equal number of ordinary shares with an exercise price of A$0.61 per share expiring on December 31, 2007; and 549,111 are held directly by Dr. Brimblecombe available to be exercised into an equal number of ordinary shares with an exercise price of A$1.18 per share expiring in August 2009.
(8) Of such options, 2350,000 are held directly by Mrs. Donovan available to be exercised into an equal number of ordinary shares with an exercise price of A$0.61 per share expiring on December 31, 2007.
(9) Such shares are held by Blackwood Pty Ltd, an Australian corporation owned by Mrs. Donovan. Mrs. Donovan may be deemed to be the beneficial owner of the ordinary shares held by Blackwood Pty. Ltd.
(10) Of such options, 739,289 are held directly by Prof. Canham available to be exercised into an equal number of ordinary shares with an exercise price of A$1.18 per share expiring in August 2009.
(11) Of such options, 1,200,000 are held directly by Dr Kluczewska with one third vesting annually from October 21, 2003 available to be exercised into an equal number of ordinary shares with an exercise price of A$0.61 per share expiring in December 2007; and 100,000 are held directly by Dr Kluczewska available to be exercised into an equal number of ordinary shares with an exercise price of A$1.18 per share expiring in August 2009.

52

(12) Of such options, 429,708 are held directly by Dr Ogden available to be exercised into an equal number of ordinary shares with an exercise price of A$1.18 per share expiring in August 2009.
(13) Of such options, 319,645 held directly by Mr. Conner available to be exercised into an equal number of ordinary shares with an exercise price of A$1.18 per share expiring in August 2009.
(14) Of such options, 353,040 are held directly by Dr Saffie-Siebert available to be exercised into an equal number of ordinary shares with an exercise price of A$1.18 per share expiring in August 2009.

Stock Option Plan

At the annual general meeting on November 1, 2001, shareholders approved the Employee Share Option Plan, or ESOP, whereby directors and executives of the consolidated entity are issued with options over the ordinary shares of pSivida. The options are issued without consideration in accordance with performance guidelines established by the board of directors of pSivida. The following table presents option grant information as of December 31, 2004.

Options outstanding	Weighted Average exercise price

18,129,537*	A$0.90

* Note that 2,000,000 of these options were not issued under the ESOP.

Plan Administration

The ESOP is administered by the board.

Exercise of Options Since June 30, 2004

As of December 31, 2004, 13,100,000 options issued under the ESOP had been exercised.

53

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

The following table sets forth certain information as at December 31, 2004, regarding the beneficial ownership by all shareholders known to us to own beneficially more than 5% of our ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of other holders or our ordinary shares.

Shareholder	Number of ordinary shares beneficially owned (1)	Percentage of outstanding ordinary shares (2)
QinetiQ Group Plc	35,699,629(3)	16.46%
ANZ Nominees Limited	20,649,431(5)	9.52%
FM Fund Management Limited	17,798,000(6)	8.21%
Gavin Rezos	11,291,282 (4)	5.21%
Total	85,438,342	39.40%

(1) Beneficial ownership is determined in accordance with the rules of the SEC, and generally include voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this Registration Statement are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.
(2) The percentages are based on 216,842,166 ordinary shares issued and outstanding as at December 31, 2004.
(3) Of such shares, 10,053,203 are held directly by QinetiQ Group Plc, of which 5,694,984 are held in escrow until August 5, 2005 and 25,646,426 are held directly by QinetiQ Group Plc, of which 14,528,302 are held in escrow until August 5, 2005.
(4) Of such shares, 2,018,630 are directly held by Mr. Rezos, of which 18,630 are held in escrow until August 5, 2005, 3,325,717 are held by Joanne Rezos, Mr. Rezos' wife, 3,059,333 are held by Mr. and Mrs. Rezos as trustees for the Rezos family superannuation Fund, 2,510,607 are held by Aymon Pacific Pty Ltd as trustee for the Jerezos Discretionary Trust and 376,995 are held by Viaticus Capital Pty Ltd, a Australian corporation owned by Mr. Rezos, of which all 376,995 are held in escrow until August 5, 2005. Mr. Rezos may be deemed to be the beneficial owner of the ordinary shares held directly by Aymon Pacific Pty Ltd and Viaticus Capital Pty Ltd.
(5) Ordinary shares are held nominally by ANZ Nominees Limited. ANZ Nominees Limited does not have beneficial ownership.
(6) Based on publicly available information, FM Fund Management Limited is the manager of the Absolute Return Europe Fund, The European Catalyst Fund and the Absolute Germany fund, each of which are the legal holders of Ordinary Shares. Such funds are listed on the Irish Stock Exchange. The majority of Ordinary Shares held by FM Fund Management Limited are held through ANZ Nominees Limited.

As of December 31, 2004, we had 216,842,166 ordinary shares on issue, of which 158,007,230 were held by 3,564 Australian resident holders and 58,834,936 were held by 146 foreign holders. Fifteen of the foreign holders, representing 1,364,320 ordinary shares, or less than 0.7%, are known by us to have U.S. addresses at November 30, 2004.

As of December 31, 2004, we had 18,129,537 options convertible into ordinary shares on issue, of which 11,610,142 were held by 18 Australian resident holders and 6,519,396 were held by 20 foreign holders.

QinetiQ on behalf of itself and its affiliates has entered into a deed poll whereby it has pledged that, until October 26, 2009, as long as it holds 10% or more of our outstanding ordinary shares, it will exercise its voting rights in line with the majority of proxy votes exercisable by validly appointed proxies in relation to any resolution of our shareholders. The deed poll can be enforced by any of our shareholders. In addition, if at some time QinetiQ owns less than 10% of our outstanding ordinary shares and subsequently again owns 10% or more of our outstanding ordinary shares, QinetiQ's obligations under the deed poll would again be effective. The voluntary restriction on QinetiQ is irrevocable and applies for a period of five years until October 26, 2009.

We are not aware of any direct or indirect ownership or control of our company by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly. We do not know of any arrangements, the operation of which may at a subsequent date result in a change in control of our company.

54

B.   RELATED PARTY TRANSACTIONS

The directors of our company and its controlled entities, or their director-related entities, have not purchased any goods from us during the years ended June 30, 2004, 2003 and 2002 and it is not anticipated there will be any such purchases.

During the years ended June 30, 2004, 2003 and 2002, we paid consultancy fees and other amounts totaling A$341,3622, A$173,333 and A$250,917 to Aymon Pacific Pty Ltd, a company controlled by Mr. Rezos. These fees and other amounts have been included in remuneration of directors and executive remuneration (Note 15).

During the years ended June 30, 2004, 2003 and 2002, amounts of £186,682 (approximately A$457,567), £207,492 (approximately A$564,033) and £148,777 (approximately A$404,694), respectively, were paid or payable to QinetiQ, then a shareholder of pSiMedica Limited, for the use of laboratory facilities and for patent filing and administration. Following the transaction on August 4, 2004 to acquire the shares in pSiMedica that we did not already own, QinetiQ and its related entities held approximately 17.5% of our issued share capital.

During the year ended June 30, 2004, we paid consultancy fees and other amounts totaling A$44,000 to Newtonmore Pty Ltd, a company controlled by Dr. Aston. These fees and other amounts have been included in remuneration of directors and executive remuneration (Note 15).

During the years ended June 30, 2004 and 2003, we paid consultancy fees of A$71,858 and A$45,000 to Blackwood Pty Ltd, a company controlled by Mrs. Donovan. These fees have been included in remuneration of directors and executive remuneration (Note 15).

During the years ended June 30, 2004 and 2003, we paid amounts of A$12,367 and A$52,187, respectively, to Viaticus Capital Ltd, a company controlled by Mr. Rezos, for sublease of BGC Centre office space.

During the years ended June 30, 2004, 2003 and 2002, we paid Blake Dawson Waldron A$78,068, A$22,622 and A$25,238, respectively, for various routine arms-length legal services. Blake Dawson Waldron is a national Australian law firm, and one of the partners thereof is a relative of a pSivida director.

During the year ended June 30, 2004, an amount of A$149,489 was paid or payable to Albion Capital Partners, of which Mr. Rezos is a partner, for sublease of BGC Centre office space.

Amounts owing to directors, director-related parties and other related parties as of June 30, 2004, 2003 and 2002 were A$37,145, A$31,182 and A$5,038, respectively.

From July 1, 2004 through to the date of this Registration Statement, there have been no material related party transactions, other than those entered into in connection with our acquisition of pSiMedica shares. Pursuant to those transactions, directors and/or related entities were issued fully paid ordinary shares of pSivida and, in exchange for their pSiMedica shares and options, options to purchase ordinary shares of pSivida. (Refer to Item 8B "Significant Changes" below.)

C.   INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.   FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 17, "Financial Statements."

Legal Proceedings

We are not presently involved in any legal proceedings nor has there been any proceeding entered into by us or on our behalf since December 1, 2000.

55

Dividend Distribution

Since December 1, 2000, we have never paid cash dividends to shareholders. We intend to retain future earnings for use in the business and do not anticipate paying cash dividends on ordinary shares for the foreseeable future. Any future dividend policy will be determined by the board of directors and will be based upon conditions then existing, including results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions as the board of directors may deem relevant.

B.	SIGNIFICANT CHANGES

Acquisition of pSiMedica shares

On August 4, 2004, following the acquisition by pSiMedica of the minority shareholders' interests in pSiOncology such that pSiMedica became the holder of 100% of the issued share capital of pSiOncology, we completed the acquisition of the 893,214 pSiMedica shares that we did not already own, and pSiMedica became a wholly owned subsidiary of pSivida. In consideration for the acquisition, we issued 49,804,381 ordinary shares issued at A$1.09 per share; paid A$4,323,622 in cash; and granted 678,537 options in relation to 52,700 pSiMedica options previously granted to employees of pSiMedica. Of the ordinary shares we issued, 30,142,978 million are subject to contractual escrow agreements with 1,012,302 million ordinary shares scheduled to be released from such arrangements on February 5, 2005 and 20,223,286 million ordinary shares held by QinetiQ and 8,907,391 million held by directors, employees and other associated persons scheduled to be released from such arrangements on August 5, 2005.  Refer to “Unaudited Pro Forma Consolidated Financial Information” include elsewhere in this Registration Statement.

Immediately following the acquisition, QinetiQ held 35,699,629 ordinary shares of pSivida, which constitutes approximately 17.5% of our issued shares.

Details of option grants

We granted 2,050,000 options at an exercise price of A$1.09 to placement agents in part payment for the placing fees payable to the placement agents in respect of the placements which took place on April 20, 2004 and April 23, 2004.

We granted 3,889,537 options to various employees and directors of pSiMedica to further facilitate our 100% ownership of pSiMedica and to further incentivize staff towards the unified goals for the wholly owned group. The options were issued for no consideration with an exercise price of A$1.18, available to be exercised over a period of five years. The options were issued under our ESOP.

We granted a total of 5,325,000 options to our employees and directors in recognition of the performance and contributions made in reaching agreement for the acquisition of 100% of pSiMedica and our continued success and growth. The options were issued for no consideration with an exercise price of A$1.18, available to be exercised over a period of five years. The options were issued under our ESOP.

Details of options exercises

At December 31, 2004 a total of 10,120,000 20-cent options, 2,200,000 40-cent options, 150,000 50-cent options and 150,000 65-cent options have been exercised since the end of the financial year, raising a total of A$3,172,500.

Incorporation of AION Diagnostics Limited

On August 24, 2004, we incorporated AION Diagnostics Limited, an Australian resident wholly owned subsidiary of pSivida to focus on developing the diagnostic applications of BioSilicon. pSivida has seed funded AION Diagnostics through an investment of A$1,200,000 and intends to license diagnostic and sensor applications of the BioSilicon platform technology to AION Diagnostics. In addition, zero exercise price options have been created over 20% of the issued capital to be awarded to directors, staff and consultants of AION Diagnostics, subject to the achievement of milestones. By adopting the biocompatible and biodegradable properties of BioSilicon, AION Diagnostics will be commercializing diagnostic products that will provide real time continuous measurement of important diagnostic markers. The move to spin out diagnostics will enable a separate team to focus on leveraging the technological opportunities in BioSilicon to develop and commercialize a diagnostics product portfolio, while pSivida and its staff remain focused on the core areas of slow release drug delivery and brachytherapy.

56

The financial effect of each of the above events have not been recognized in the consolidated financial statements. However, certain pro forma financial statements related to our acquisition of the remaining shares of pSiMedica have been included in this Registration Statement under “Unaudited Pro Forma Consolidated Financial Information.”

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our ordinary shares were listed on the ASX in December 2000. The following table sets forth, for the periods indicated, the highest and lowest market quotations for the ordinary shares reported on the daily official list of the ASX.

Calendar Year		High	Low
		(in Australian dollars)
2001	First quarter	0.40	0.30
	Second quarter	0.355	0.21
	Third quarter	0.27	0.09
	Fourth quarter	0.34	0.11
2002	First quarter	0.265	0.225
	Second quarter	0.245	0.155
	Third quarter	0.175	0.135
	Fourth quarter	0.215	0.10
2003	First quarter	0.21	0.155
	Second quarter	0.275	0.16
	Third quarter	0.69	0.23
	Fourth quarter	0.70	0.51
2004	First quarter	1.44	0.52
	Second quarter	1.34	1.03
	Third quarter	1.16	0.90
	Fourth quarter	1.43	1.02
	July	1.16	1.05
	August	1.13	0.90
	September	1.08	0.93
	October	1.34	1.02
	November	1.43	1.22
	December	1.38	1.23

The securities to be listed are ordinary shares of common stock of pSivida in the form of ADSs. Each ADS will evidence ten ordinary shares. No new shares will be issued in connection with this Registration Statement. As of December 31, 2004, we had 216,842,166 ordinary shares issued and outstanding. The shares do not have a par value. See Item 10B "Our Constitution" for a detailed description of the rights attaching to the shares. Also see Item 12D "American Depositary Receipts" for a description of the rights attaching to the ADSs.

We have registered one class of ADSs on Form F-6 pursuant to the U.S. Securities Act of 1933, as amended. One ADS represents ten ordinary shares. As of June 30, 2004 there were no ADSs outstanding.

B.   PLAN OF DISTRIBUTION

Not applicable.

C.   MARKETS

The ADRs will be traded on the NASDAQ National Market.

57

Our primary listing is on the ASX, trading under the symbol "PSD". In addition, we are also listed on the Frankfurt, Berlin, Munich and Stuttgart exchanges under the symbol "PSI". Our shares also trade in the United Kingdom on the OFEX International Market Service (IMS) under the symbol "PSD".

D.   SELLING SHAREHOLDERS

Not applicable.

E.   DILUTION

Not applicable.

F.   EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.   ADDITIONAL INFORMATION

A.   SHARE CAPITAL

As at June 30, 2004, 153,937,785 fully paid ordinary shares were on issue and outstanding.

The term "authorized capital" no longer exists in Australia and shares have no par value. All shares issued by us are fully paid and have been issued for cash.

The following is a reconciliation of the shares outstanding at each balance date:

Date	Details	Number	Issue Price	A$
21 Nov 2001	Private placement, net of A$127,590 issue costs	12,300,000	A$0.20	2,332,410
9 May 2002	Share purchase plan, net of A$10,313 issue costs	998,500	A$0.22	209,357
Year ended June 30, 2002		13,298,500		2,541,767

As at June 30, 2002, 95,846,982 fully paid ordinary shares were on issue and outstanding.

14 Oct 2002	Private placement, net of A$47,432 issue costs	7,000,000	A$0.12	792,568
25 Nov 2002	Issue of shares in consideration for services provided by G Rezos based on the directors' valuation of services rendered.	769,231	A$0.13	100,000
18 Jun 2003	Exercise of options	300,000	A$0.20	60,000
Year ended June 30, 2003		8,069,231		952,568

As at June 30, 2003, 103,916,213 fully paid ordinary shares were on issue and outstanding.

4 Aug 2003	Share purchase plan, net of A$1,679 issue costs	3,891,572	A$0.24	932,298
20 Aug 2003	Exercise 20c options	650,000	A$0.20	130,000
27 Aug 2003	Exercise 20c options	650,000	A$0.20	130,000
28 Aug 2003	Exercise 20c options	1,725,000	A$0.20	345,000
8 Sep 2003	Exercise 20c options	1,000,000	A$0.20	200,000
3 Oct 2003	Exercise 20c options	1,000,000	A$0.20	200,000
6 Oct 2003	Private placement, net of A$338,400 issue costs	13,000,000	A$0.50	6,161,600
24 Dec 2003	Exercise 20c options	30,000	A$0.20	6,000
6 Jan 2004	Exercise 20c options	475,000	A$0.20	95,000
4 Feb 2004	Exercise 20c options	2,000,000	A$0.20	400,000
20 Apr 2004	Private placement, net of A$1,523,865 issue costs	19,375,000	US$0.80	19,413,109
23 Apr 2004	Private placement, net of A$286,875 issue costs	5,625,000	US$0.85	6,222,791
3 May 2004	Exercise 20c options	300,000	A$0.20	60,000
19 May 2004	Exercise 20c options	300,000	A$0.20	60,000
Year ended June 30, 2004		50,021,572		34,355,798

58

At December 31, 2004 there are no shares in issue that do not represent capital. The company does not, nor do any of its subsidiaries hold shares in itself.

The number of unissued ordinary shares for which options were outstanding at June 30, 2004 is 19,965,000, the details of which were as follows:

•	12,570,000 options exercisable on or before December 31, 2004, exercisable at A$0.20 per share

•	2,200,000 options exercisable on or before December 31, 2004, exercisable at A$0.20 per share

•	500,000 options exercisable on or before December 31, 2004, exercisable at A$0.50 per share.

•	150,000 options exercisable on or before December 31, 2004, exercisable at A$0.50 per share.

•	150,000 options exercisable on or before December 31, 2004, exercisable at A$0.65 per share.

•	4,395,000 options exercisable on or before December 31, 2007, exercisable at A$0.61 per share.

B.   OUR CONSTITUTION

pSivida is a public company limited by shares. The legal entity that became pSivida was incorporated as the Sumich Group Ltd on April 28, 1987. The Sumich Group listed on the ASX on September 17, 1987 and operated an agriculture business which was placed into administration or receivership on September 30, 1998. pSivida was subsequently formed on December 1,2000 upon entering into a court-approved arrangement with Sumich Group's creditors which fully extinguished all prior liabilities as of that time. pSivida then appointed new directors and officers and re-listed on the ASX under its new name. pSivida was then recapitalized through a placement to investors of 9,300,000 ordinary shares at A$0.30 per share, raising A$2,790,000.

pSivida's shares are also listed on the Frankfurt, Berlin, Munich and Stuttgart exchanges under the symbol "PSI". Our shares also trade in the United Kingdom on the OFEX International market Service (IMS) under the symbol "PSD".

The rights that attach to our shares are outlined in our constitution, which is subject to the overriding provisions of the Corporations Act 2001 and the ASX Listing Rules.

Our current constitution was adopted on April 7, 2004.

The material provisions of our constitution are summarized below. This summary is not intended to be exhaustive. This summary must not be relied upon by prospective investors as a definitive statement of their rights and liabilities under our constitution. Instead, prospective investors should refer to the constitution itself, a copy of which is filed as an exhibit to this registration statement.

Directors

The constitution requires a director to disclose to the other directors any material personal interest that they may have in any matter. Furthermore, the Corporations Act 2001 requires disclosure of any material personal interest to shareholders and directs the board to seek shareholder approval for any transactions that may confer a related party benefit on directors or their associates.

Any director who is interested in a matter must comply with section 195 of the Corporations Act 2001 in relation to being present, and voting, at any board meeting that considers a matter in which a director has a material

59

personal interest. Section 195 prohibits a director from being present at a meeting while the matter is being considered or voting on the matter unless the other directors have passed a resolution that:

•	identifies the director, the nature and extent of the director's interest in the matter and its relation to our affairs; and

•	states that those directors are satisfied that the interest should not disqualify the director from voting or being present,

or the Australian Securities and Investments Commission has made a declaration allowing the director to be present and vote.

In addition, the constitution provides certain guidelines for directors who find themselves in such a situation. The following guidelines are subject to the overriding application of section 195:

•	a director may be counted in a quorum at a board meeting that considers, and may vote on, any matter in which that director has an interest;

•	we may proceed with any transaction that relates to the interest and the director may participate in the execution of any relevant document by or on behalf of the company;

•	the director may retain benefits under the transaction even though the director has the interest (this provision only applies if disclosure of the material personal interest is made before the transaction is entered into by us); and

•	we cannot avoid the transaction merely because of the existence of the interest.

The remuneration of our directors is provided for in our constitution. The remuneration of executive directors (presently Mr. Rezos and Dr. Aston) is fixed by the board. The board may award a remuneration package that includes salary, bonuses or any other elements but cannot make provision for a commission on or percentage of profits or operating revenue.

Non-executive director remuneration is dealt with differently to that of executive directors under our constitution. Non-executive directors are entitled to be paid an amount of remuneration out of the funds of the company. However, remuneration to non-executive directors can only comprise fees, salary, bonuses, fringe benefits and superannuation contributions.

The aggregate amount of directors' fees paid to non-executive directors in a financial year cannot exceed the amount most recently approved by shareholders.

Both executive and non-executive directors are entitled to an additional fixed sum payment if they perform extra services or make special exertions for the purposes of the company and at the request of the board. Specific exertions may include going or living away from the director's usual residential address. This additional remuneration may be additional to or in substitution for, the remuneration set out above.

Additionally, the constitution provides for compensation of all reasonable expenses incurred by a director in attending meetings of the company, the board or a committee of the board, being engaged on the business of the company or carrying out his or her duties as a director.

Furthermore, a director may be entitled to a retirement benefit as determined by the company in general meeting. Any retirement benefit paid must accord with Division 2 of Part 2D.2 of the Corporations Act 2001 and the ASX Listing Rules.

Powers exercisable by directors

Our constitution empowers the directors to manage the business of the company. This power extends to:

•	entering into borrowing arrangements on behalf of the company;

60

•	charging any property or business of the company or all or any of its uncalled capital;

•	issuing debentures;

•	giving any other security for a debt, liability or obligation of the company; and

•	giving a guarantee or becoming liable for the payment of money or the performance of any obligation by or of any other person.

A person does not have to hold shares in the company to qualify for appointment as a director. The auditor of the company cannot be appointed as a director and neither can any partner or employee of the auditor.

Rights, preferences and restrictions attaching to each class of shares

The rights attaching to all shares issued in the company are detailed in the constitution and remain subject to the overriding operation of the Corporations Act 2001 and the ASX Listing Rules.

Ordinary shares

Holders of ordinary shares are entitled to be paid a dividend, subject to the priority of holders of preference shares, and are entitled to vote at every meeting of members.

Preference shares

The terms of issue for preference shares are set out in the Schedule to the company's constitution. The particular terms of any class of preference shares are determined by the scope of the particular issue resolution that is passed by directors when the board resolves to issue a preference share. An issue resolution must accord with the terms set out in the Schedule to the constitution unless members approve other terms by way of a special resolution.

Holders of preference shares are entitled to be paid a dividend in priority to any payment of dividend on any other class of shares. The issue resolution may specify that dividends must be franked or that dividends must not be franked. The dividend entitlement can be specified to be cumulative or non-cumulative.

On a winding up of the company, holders of preference shares are entitled to payment of the amount then paid up on their shares and, if applicable, any arrears of cumulative dividends, in priority to any payment to holders of ordinary shares or any other preference shares over which that particular class of preference shares has priority.

Holders of preference shares are not entitled to participate in surplus assets and profits of the company, or to vote on a winding up.

The holder of a preference share is not entitled to vote at any meetings of members except:

•	where the relevant issue resolution states that dividends are cumulative, during a period during which a dividend (or part of a dividend) on the share is in arrears;

•	on a proposal to reduce the company's share capital;

•	on a resolution to approve the terms of a buy back agreement;

•	on a proposal that affects rights attached to the share;

•	on a proposal to wind up the company;

•	on a proposal for the disposal of the whole of the company's property, business and undertaking;

•	during the winding up of the company; or

•	in any other circumstances as the board determines prior to the allotment of preference shares.

61

Redeemable preference shares are liable to be redeemed either at a fixed time/on the happening of a particular event, at the company's option or at the holder's option. In every other material respect, the terms on which redeemable preference shares are issued accord with those of preference shares generally, subject to the particular issue resolution.

As of the date of this registration statement, pSivida has not issued any preference shares.

Lien

The company has a first and paramount lien on every partly paid share, and any dividends payable in respect of that share, on:

•	all money called, or payable at a fixed time, in respect of that share that is due but unpaid; and

•	all money that the company is required by law to pay in respect of a share.

Dividends

Dividends must be paid out of the profits of the company. The company may pay a dividend on one class of shares to the exclusion of another, subject to the particular terms of issue if the shares. The board may resolve to pay a dividend in cash, by distribution of specific assets, by the issue of shares or the grant of options.

The company's constitution states that any unclaimed dividends, distributions or proceeds of shares sold or reissued, must be dealt with according to the laws of New South Wales, Australia. As at the date of this registration statement, this means that the Corporations Act 2001 applies to empower the Australian Securities and Investments Commission to deal with any unclaimed moneys in accordance with the Corporations Act 2001. The entitlement to unclaimed dividends does not vest in the company.

Rights of members on winding up

Subject to the terms of any issue resolutions, the surplus assets of the company remaining after satisfaction of it debts will be divided among the members in proportion to the number of fully paid shares held by them.

The liquidator cannot compel members to accept marketable securities as part of the distribution of assets of the company if those marketable securities have any liabilities attaching to them.

Calls on partly paid shares

The company may pass a special resolution restricting calls from being made on its unpaid share capital unless the company is externally administered. A copy of the special resolution must be lodged with the Australian Securities and Investments Commission.

Subject to the terms of any special resolution, and the specific terms of issue of any class of shares, the company may make a call on a member for some or all of the money unpaid on a share. Different calls may be made on different classes of shares and the call may stipulate that the call is payable by installments. The company must notify any liable member of a call in accordance with the form and time limit requirements of the ASX Listing Rules.

At any time after the call is issued, the company may give notice to the liable member of the deadline for payment of the call and the potential for forfeiture of the member's share if payment of the call is not made. If the member fails to comply with the terms of any such notice, the board may forfeit the share in respect of which the call was made and the notice given by a resolution of directors.

Any dividends, interest or other money payable on the forfeited share are also forfeited. A person ceases to be a member in respect of any forfeited shares but remains liable to pay the called amount.

Under the constitution, failure to pay an installment due on a partly paid share is treated as a failure to pay a call and is subject to the same consequences.

62

A forfeited share immediately becomes the property of the company and can be re-issued, sold or otherwise disposed of on any terms the board sees fit.

Redemption provisions

The company's constitution does not contemplate redemption provisions in relation to ordinary shares. However, the constitution permits the company to issue redeemable preference shares on the terms set out above.

Sinking fund provisions

There are no sinking fund provisions in the company's constitution.

Provisions discriminating against holders of a substantial number of shares

The company's constitution does not permit discrimination against any existing or prospective members on the basis of the magnitude of their shareholding.

Changing rights attaching to shares

Rights attaching to different classes of shares may only be varied or cancelled if the relevant provisions of the Corporations Act 2001 are complied with and:

•	the written consent of the holders of at least 75% of the issued shares in the affected class is obtained; or

•	a special resolution is passed at a separate meeting of the holders of the issued shares in the affected class. Such a resolution requires 75% approval from holders voting at the meeting in person or by proxy.

Section 246D of the Corporations Act 2001 applies when members in a particular class do not all agree, by resolution or by written consent, to a variation/cancellation of their rights or a modification of the company's constitution to allow their rights to be varied/cancelled.

In such a case, the affected members may apply to the court to have the variation, cancellation or modification set aside. The members must apply within one month after the variation, cancellation or modification is made. The members may appoint, in writing, one of their number to make the application on their behalf.

The variation, cancellation or modification will only be set aside if the court is satisfied that it would unfairly prejudice the applicants.

Calling annual general meetings and extraordinary general meetings

The company must hold an annual general meeting at least once each calendar year and within five months after the end of its financial year. The next annual general meeting of the company is scheduled to be held in November 2005.

The board or any individual director may convene a meeting of members at any time and must do so when:

•	requested by a member group totaling at least 100 members, or comprised of members who hold at least 5% of the votes; or

•	ordered by the Court.

Notice of a meeting of members must be given at least 28 days before the proposed date of meeting. Notice must be given, individually, to each member, director and auditor and must meet the content and proxy requirements of the Corporations Act 2001 and the ASX Listing Rules. Notice may be given personally, by post, by fax or by any other means provided for in the company's constitution. At this time, the company's constitution specifies no alternative means for the giving of notice.

63

A meeting of members must have a quorum of two voting members. If the quorum is not met, the meeting may be dissolved or adjourned, depending on who called the meeting in the first place.

All members have the right to attend any meeting of members, even if they are not entitled to vote. However, if any member has an unpaid call against their holding, that member cannot attend, speak, vote or be counted in a quorum for any meeting of members. Their rights as a member are effectively suspended while the call remains unpaid.

Resolutions are put to the general meeting and decided by a show of hands. A poll may be demanded by:

•	at least five members entitled to vote on the particular resolution;

•	members entitled to cast at least 5% of the votes that may be cast on the particular resolution on a poll; or

•	the chairman of the meeting.

In addition, every director has the right to attend and address any meeting of members, as does the auditor in that capacity. Furthermore, the chairman of a meeting may invite a person who is not a member, director or auditor to attend and address any meeting of members.

The chairman of the meeting is also given broad powers under the company's constitution to take any action they consider necessary to maintain the orderly conduct of any meeting or ensure the safety of those in attendance. The chairman may delegate these powers to any person they choose.

Limitations on rights to hold securities

The constitution of the company does not impose share limits on the company's membership. Furthermore, the constitution does not impose nationality/residency restrictions on the company's membership.

However, acquisitions and proposed acquisitions of shares in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act 1975. Generally this Act applies to acquisitions or proposed acquisitions in relation to target companies with assets of greater than A$50 million:

•	by a foreign person, as defined in the Foreign Acquisitions and Takeovers Act 1975, or associated foreign persons which would result in such persons having an interest in 15% or more of the issued shares of, or control or in a position to control 15% or more of the voting power in, an Australian company, and

•	by non associated foreign persons which would result in foreign persons (associated or non-associated) having an interest in 40% or more of the issued shares of, or having control of, or being in a position to control, 40% or more of the voting power in, an Australian company.

The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Treasurer is satisfied that the acquisition would be contrary to the national interest. The Australia-United States Free Trade Agreement entered into in May 2004 and proposed to come into effect on January 1, 2005 has resulted in amendments being made to the Foreign Acquisitions and Takeovers Act regulations in Australia. The amendments provide that from January 1, 2005 the notification and approval process described above will, in relation to acquisitions of interests in Australian companies by U.S. investors, only be required where the acquired company has assets of more than A$800 million. The approval process for non-U.S. investors will continue to be triggered by the current asset threshold of A$50 million. The application of the A$800 million threshold is subject to certain criteria which include (but are not limited to) the nature and residency of the U.S. investor.

64

Change of control

The current members of the company have not entered into any shareholder agreements prohibiting a change of control or otherwise regulating the processes involved.

The constitution contains provisions dealing with proportional takeover bids for the company's shares. Under these provisions, the company must not register a transfer giving effect to a contract resulting from the acceptance of an offer made under a proportional takeover bid unless shareholder approval has been obtained. The board must ensure that a resolution to approve the proportional takeover bid is voted on by no later than 14 days before the closing date of the bid. If the resolution fails then all unaccepted offers made under the bid are taken to be withdrawn and any contract arising from acceptance of an offer may be rescinded.

Certain provisions of the Corporations Act 2001 and the ASX Listing Rules also apply to changes in control.

The Corporations Act 2001 regulates any acquisition of a "relevant interest" in a listed company where that acquisition means that a person's or someone else's voting power in the company increases:

•	from 20% or below to more than 20%; or

•	from a starting point that is above 20% and below 90%.

In such circumstances, the Corporations Act 2001 operates to prohibit any person from exceeding these thresholds if they do not meet one of the exceptions set out in the Act. The exceptions include, but are not limited to, acquisitions under a takeover, a dividend reinvestment plan, a pro rata rights issue, under a scheme of arrangement or pursuant to an approval by shareholders in general meeting. These provisions are aimed at preventing a change of control occurring without adequate disclosure to, and opportunities for participation by, existing members.

Share ownership disclosure thresholds

The constitution of the company does not impose any share ownership disclosure thresholds. However, the provisions of the Australian Corporations Act 2001 and the Foreign Acquisitions and Takeovers Act 1975 apply to require disclosure in the following circumstances:

•	where a substantial holding in the company is acquired by a person, the company and the ASX must be notified by lodgment of a substantial holding notice. A substantial holding is one that represents 5% or more of the total number of votes attaching to voting shares in the company. Once a person reaches the 5% disclosure threshold, any subsequent acquisition or disposal of 1% or more requires lodgment of additional notice; and

•	where the provisions of the Foreign Acquisitions and Takeovers Act 1975 require Foreign Investment Review Board approval in the circumstances described above.

Changes in capital (where requirements more stringent than is required by law)

The company constitution is no more stringent that the Corporations Act 2001 or the ASX Listing Rules in this regard.

The primary provisions of the constitution dealing with changes in capital, and in particular, reductions of capital, share buy-backs, other share cancellations and lost capital reductions, defer entirely to the relevant sections of the Corporations Act 2001.

Miscellaneous

The company's constitution can only be amended by a special resolution passed by at least 75% of the members present and voting at the general meeting.

65

Since the company is admitted to the official list of the ASX, the Listing Rules of the ASX override any provisions of the constitution that are inconsistent with the Listing Rules. Therefore, the company's constitution must always be read subject to the ASX Listing Rules.

C.   MATERIAL CONTRACTS

QinetiQ

In connection with the organization of pSivida and pSiMedica in December 2000, pSiMedica entered into a technology license agreement with the Defence Evaluation and Research Agency, or DERA, an instrumentality of the UK government. The technology license gave pSiMedica the right to use intellectual property associated with BioSilicon to develop, manufacture and sell products for uses on or in the human and animal body. The intellectual property included patents, patent applications, various research reports, trademarks, know-how and other materials. The license was granted on a worldwide, royalty free basis in exchange for shares in pSiMedica. DERA retained the right to use the intellectual property in connection with defense-related, noncommercial purposes. The license provided that DERA would later assign the intellectual property outright upon the fulfillment of certain conditions, including pSiMedica successfully raising additional funds.

In March 2002, subsequent to our making an additional investment in pSiMedica funded by our November 2001 placement of shares, pSiMedica entered into an assignment agreement with QinetiQ. Pursuant to the assignment agreement, QinetiQ, the successor to DERA's rights to the intellectual property, assigned the outright ownership of the intellectual property to pSiMedica with QinetiQ retaining only the right to sublicense the intellectual property to DERA for noncommercial, defense-related uses and, subject to reasonable terms, in connection with purposes outside of pSiMedica's original field of use. pSiMedica gave only nominal consideration for assignment, as the obligation to assign the intellectual property was pursuant to the earlier license agreement. Pursuant to the assignment agreement, pSiMedica became the owner of all the relevant patents, patent applications, research reports, trademarks, know-how and other materials associated with BioSilicon.

Singapore General Hospital

During July 2002, pSiMedica entered into an agreement with Singapore General Hospital related to the incorporation of pSiOncology Pte Ltd. The agreement involves the licensing of intellectual property pertaining to BioSilicon from pSiMedica to explore its potential as a platform to enable the in-situ, direct delivery of active agents into cancerous cells; a treatment know as brachytherapy. During May 2004 pSiMedica issued shares to Singapore General Hospital in exchange for the outside equity interest in pSiOncology Pte Ltd and subsequently as a result of the transaction whereby pSivida acquired the outside equity interest in pSiMedica. Singapore General Hospital exchanged its pSiMedica shares for pSivida shares (refer to note 10(e) of the consolidated financial statements).

AEA Technology QSA GmbH

During March 2004 pSiMedica entered into a three year agreement with AEA Technology QSA GmbH for the production and manufacture of radioactive 32P-BioSilicon nano-structured microparticles to meet pSiMedica's commercial supply requirements. Under the terms of the agreement we will be required to meet £870,000 (approximately A$2.28 million) in project costs as part of the development phase to enable the production of 32P-BioSilicon. This cost relates to the acquisition of Hot Cells and production plant and equipment, the title of which will be transferred to us. The development phase is due to be completed during the first half of 2005.

66

Acquisition of pSiMedica Limited

On August 4, 2004, we completed the A$57.8 million acquisition of the outside equity interest in pSiMedica shares. The transactions entered into in order to affect the acquisition involved firstly the minority shareholders in pSiOncology exchanging their pSiOncology shares for newly issued shares in pSiMedica, such that pSiMedica now holds 100% of the issued share capital of pSiOncology. Subsequently, we acquired the balance of pSiMedica shares, namely those held by the QinetiQ group and other minority shareholders, including pSiMedica management, SGH Technology Ventures Pre Ltd and Biotech Research Ventures Pte Ltd. In consideration for the pSiMedica shares, we paid A$4,323,622 in cash and issued an additional 49,804,381 ordinary shares at A$1.09. In addition, we issued 678,537 options at an exercise price of A$1.18 which expire on December 31, 2009 in relation to pSiMedica options previously granted to directors and employees of pSiMedica.

D.   EXCHANGE CONTROLS

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars. In addition, there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital, or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Cash Transaction Reports Agency, which monitors such transactions.

The Foreign Acquisitions and Takeovers Act 1975

Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Federal Treasurer or in certain other limited circumstances. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act 1975, or the Foreign Takeovers Act.

Under the Foreign Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of our outstanding shares (or else the Australian Federal Treasurer may make an order requiring acquirer to dispose of those shares within a specified period of time). In addition, if a foreign person acquires shares in our company and as a result the total holdings of all foreign persons and their associates exceeds 40% in aggregate without the approval of the Australian Federal Treasurer, then the Treasurer may make an order requiring the acquirer to dispose of those shares within a specified time. Under the current Australian foreign investment policy, however, it is unlikely that the Treasurer would make such an order where the level of foreign ownership exceeds 40% in the ordinary course of trading, unless the Treasurer finds that the acquisition is contrary to the national interest. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADRs.

As stated above, the Australia-United States Free Trade Agreement has resulted in amendments being made to the Foreign Acquisitions and Takeovers Act regulations in Australia. The amendments provide that from January 1, 2005 the need for the Australian Federal Treasurer's approval will, in relation to acquisitions of interests in Australian shares by U.S. investors, only be required in relation to Australian companies with assets of more than A$800 million. The approval process for non-U.S. investors will continue to be triggered by the current asset threshold of A$50 million. The application of the A$800 million threshold is subject to certain criteria including (but not limited to) the nature and residency of the U.S. investor.

If the level of foreign ownership exceeds 15% (for a single foreign person and their associates) (which is currently the case on the basis of the QinetiQ Group's holdings), or 40% (in aggregate for more than one foreign person and their associates) at any time, we would be considered a foreign person under the Foreign Takeovers Act. As such, we would be required to obtain the approval of the Australian Federal Treasurer, together with our associates, to acquire; (i) more than 15% of an Australian company or business with assets totaling over A$50 million; or (ii) any direct or indirect ownership interest in Australian residential real estate.

The percentage of foreign ownership in our company would also be included in determining the foreign ownership of any Australian company or business in which it may choose to invest. Since we have no current plans for any such acquisitions and do not own any property, any such approvals required to be obtained by us as a foreign person under the Takeovers Act will not affect our current or future ownership or lease of property in Australia.

67

Our constitution does not contain any additional limitations on a non-resident's right to hold or vote our securities.

Corporations Act 2001

As applied to pSivida, the Corporations Act 2001 prohibits any legal person (including a corporation) from acquiring a relevant interest in Ordinary Shares if after the acquisition that person or any other person's voting power in pSivida increases from 20% or below to more than 20%, or from a starting point that is above 20% and below 90%.

This prohibition is subject to a number of specific exceptions set out in section 611 of the Corporations Act 2001 which must be strictly complied with to be applicable.

In general terms, a person is considered to have a "relevant interest" in a share in pSivida if that person is the holder of that share, has the power to exercise , or control the exercise of, a right to vote attached to that share, or has the power to dispose of, or to control the exercise of a power to dispose of that share.

It does not matter how remote the relevant interest is or how it arises. The concepts of "power" and "control" are given wide and extended meanings in this context in order to deem certain persons to hold a relevant interest. For example each person who has voting power above 20% in a company or a managed investment scheme which in turn holds shares in pSivida is deemed to have a relevant interest in those pSivida shares. Certain situations (set out in section 609 of the Corporations Act 2001) which would otherwise constitute the holding of a relevant interest are excluded from the definition.

A person's voting power in pSivida is that percentage of the total votes attached to Ordinary Shares in which that person and its associates (as defined in the Corporations Act 2001) holds a relevant interest.

E.   TAXATION

The following is a summary of the material U.S. federal income tax and Australian tax consequences to U.S. holders, as defined below, of the acquisition, ownership and disposition of ADSs, or ordinary shares and is based on the laws in force as at the date of this Registration Statement. Holders are advised to consult their tax advisers concerning the overall tax consequences of the acquisition, ownership and disposition of ADSs or ordinary shares in their particular circumstances. This discussion relies in part on representations by the depositary in the deposit agreement and related documents and the assumption that each obligation in the deposit agreement and related documents will be performed in accordance with their terms.

Commonwealth of Australia Taxation

Dividends

Under the current double taxation convention between Australia and the U.S., dividends paid by pSivida to a U.S. resident shareholder of pSivida, including an ADS holder, whose holding is not effectively connected with a permanent establishment in Australia or, in the case of a shareholder who performs independent personal services from a `fixed base' situated therein, is not connected with that `fixed base', may be subject to Australian withholding tax at a rate not exceeding 15% of such gross dividend.

Dividends paid to non-residents of Australia are exempt from withholding tax to the extent to which such dividends are 'franked' under Australia's dividend imputation system or paid out of a foreign dividend account. Dividends are considered to be `franked' to the extent that they are paid out of post 1986-87 income on which Australian income tax has been levied. The foreign dividend account is an accumulation of dividends remitted to Australia by foreign subsidiaries. Any part of a dividend paid to a U.S. resident, which is not 'franked' and is not paid out of a foreign dividend account, will generally be subject to Australian withholding tax unless a specific exemption applies.

68

Sale of Ordinary Shares and ADSs

A U.S. citizen who is a resident of Australia, or a U.S. corporation that is a resident of Australia (by reason of carrying on business in Australia, and being managed or controlled in Australia, or having its voting power controlled by shareholders who are residents of Australia) may be liable for income tax on any profit on disposal of Ordinary Shares or ADSs, or Australian capital gains tax on the disposal of ordinary shares or ADSs acquired after September 19, 1985.

Under Australian law as currently in effect, no income or other tax is payable on any profit on disposal of Ordinary Shares or ADSs held by persons not resident in Australia except if the profit is of an income nature and sourced in Australia, or the sale is subject to Australian capital gains tax.

The source of any profit on the disposal of ordinary shares or ADSs will depend on the factual circumstances of the actual disposal. Where the ordinary shares or ADSs are acquired and disposed of pursuant to contractual arrangements entered into and concluded outside Australia, and the seller and the purchaser are non-residents of Australia and do not have permanent establishments in Australia, the profit should not have an Australian source. If the profit is sourced in Australia, it will not be taxable in Australia if it represents business profits of an enterprise of the U.S. and the enterprise does not carry on business in Australia through a permanent establishment situated in Australia.

Any gain upon disposal of ordinary shares or ADSs, if held by a person not resident in Australia, may be subject to capital gains tax if the non-resident (together with associates, if any) owns or owned at any time during so much of the period of five years preceding the disposal, 10% or more of the issued share capital of pSivida (excluding share capital carrying no right to participate beyond a specified amount in a distribution of profits or capital) or (in the case of a disposal of ADSs) 10% at least of the ADSs on issue, or the ordinary shares or ADSs have been used by the non-resident in carrying on a trade or business, wholly or partly, at or through a permanent establishment in Australia.

Australian capital gains tax is generally payable upon the profit arising from the sale of assets acquired after September 19, 1985. The profit is calculated as the disposal proceeds less the cost indexed for inflation up to date of disposal for assets held for at least 12 months. However, individuals can elect for only 50% of the profit (with no indexation) arising from the sale from assets acquired on or after 11:45 am Australian Eastern Standard Time September 21, 1999, to be subject to capital gains tax (provided the asset is held for at least 12 months). For assets acquired before September 21, 1999 but sold after September 21, 1999, individuals have the choice of calculating the capital gain as either 50% of the profit with no indexation or the disposal proceeds less the cost indexed for inflation up to September 30, 1999. Capital losses are not subject to indexation and can only be offset against capital gains.

Australian Stamp Duty

No Australian stamp duty will be payable on the acquisition of ADSs or on any subsequent transfer of an ADS, provided that the ADR evidencing such ADS remains at all times outside Australia, that the instrument of transfer is not executed in Australia and remains at all times outside Australia, and that the Depositary maintains no register of ADSs, or any other securities, in Australia.

Any transfer of ordinary shares will not be subject to Australian stamp duty.

U.S. Federal Income Tax Considerations

Material U.S. Federal Income Tax Consequences

The following discussion describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ADSs or ordinary shares by a beneficial owner of those ADSs or ordinary shares, referred to in each case for purposes of this discussion as a "U.S. Holder," that is:

•	a citizen or individual resident of the United States;

69

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes that is created or organized in the United States or under the law of the United States or of any state or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust, if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person.

For U.S. federal income tax purposes, the beneficial owner of ADSs will be treated as the owner of the ordinary shares represented by the ADSs.

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each U.S. Holder. This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, or the "Code", current and proposed Treasury Department regulations promulgated thereunder, judicial decisions and published positions of the U.S. Internal Revenue Service, referred to as the "IRS", and other applicable authorities, all as in effect as of the date of this Registration Statement, and each of which is subject to change or to differing interpretations, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on the shareholder's individual circumstances. In particular, this discussion considers only U.S. Holders that own our ADSs or ordinary shares as capital assets and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including, for example, U.S. Holders that:

•	are broker-dealers or insurance companies;

•	have elected mark-to-market accounting;

•	are tax-exempt organizations;

•	are financial institutions;

•	hold ADSs or ordinary shares as part of a straddle, "hedge" or "conversion transaction" with other investments;

•	acquired their ADSs or ordinary shares through the exercise of options or similar derivative securities or otherwise as compensation;

•	have a functional currency that is not the U.S. dollar;

•	are regulated investment companies, real estate investment trusts or financial asset securitization investment trusts; or

•	persons who actually or constructively own ten percent or more of our ADSs or ordinary shares.

In addition, this discussion does not consider the tax treatment of persons who hold ADSs or ordinary shares through a partnership or other pass-through entity. This discussion does not address any aspect of state, local or non-U.S. tax laws or any U.S. federal tax laws other than U.S. federal income tax laws.

You are advised to consult your own tax adviser with respect to the specific tax consequences to you of holding or disposing of our ADSs or ordinary shares.

70

Taxation of Dividends Paid on ADSs or Ordinary Shares

Subject to the rules applicable to passive foreign investment companies, described below, a U.S. Holder will be required to include in gross income as ordinary income an amount equal to the U.S. dollar value of any distribution, plus any Australian tax withheld, paid on an ADS or ordinary share on the date the distribution is received by the depositary or the U.S. Holder, as the case may be, based on the exchange rate on that date, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Generally, any gain or loss resulting from the conversion of Australian dollars into U.S. dollars will be ordinary income or loss. A distribution in excess of earnings and profits will be treated first as a nontaxable return of capital, reducing the U.S. Holder's basis in the ADS or ordinary share and, to the extent in excess of basis, will be treated as gain from the sale or exchange of the ADS or ordinary share. Notwithstanding the foregoing, we do not intend to maintain calculations of our earnings and profits as determined for U.S. federal income tax purposes. Accordingly, our distributions generally will be presumed to constitute dividends paid out of our earnings and profits. Our dividends will not qualify for the dividends received deduction generally available to corporations.

Noncorporate taxpayers are subject to U.S. tax on dividends paid by certain non-U.S. corporations to a maximum rate of 15% (or, with respect to dividends that otherwise would be taxed at the 10% or 15% rates, to 5%, except for taxable years beginning after December 31, 2007, for which the tax is eliminated). The reduced rates apply for purposes of both the regular tax and the alternative minimum tax. A dividend paid by a non-U.S. corporation qualifies for the reduced rate of tax if the stock on which the dividend is paid is readily tradable on an established securities market in the United States. ADRs listed on the NASDAQ Stock Market should qualify for such treatment. Even if the ADSs are so tradable at the time a dividend is paid, to qualify for the reduced rates, a shareholder must hold the share of stock on which the dividend is paid for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, disregarding for this purpose any period during which the taxpayer has an option to sell, is under a contractual obligation to sell or has made (and not closed) a short sale of substantially identical stock or securities, is the grantor of an option to buy substantially identical stock or securities or, pursuant to Treasury regulations, has diminished its risk of loss by holding one or more other positions with respect to substantially similar or related property. In addition, to qualify for the reduced rates, the taxpayer must not be obligated to make related payments with respect to positions in substantially similar or related property. Payments in lieu of dividends from short sales or other similar transactions will not qualify for the reduced rates, although it is possible that individual taxpayers who receive such payments from their brokers may treat the payments as dividends to the extent the payments are reported to them as dividend income on their Forms 1099-DIV received for calendar year 2003, unless they know or have reason to know that the payments are in fact payments in lieu of dividends rather than actual dividends. A taxpayer that receives an extraordinary dividend eligible for the new reduced tax rates must treat any loss on the sale of the stock as a long-term capital loss to the extent of the dividend. For purposes of determining the amount of a taxpayer's deductible investment interest expense, a dividend is treated as investment income only if the taxpayer elects to treat the dividend as not eligible for the new reduced rates. Special limitations on foreign tax credits with respect to dividends subject to the reduced rates apply to reflect the reduced rates of tax. Except where noted, the new reduced tax rates on dividends apply to taxable years beginning after December 31, 2002 and before January 1, 2009.

A U.S. Holder will generally have the option of claiming the amount of any Australian withholding tax either as a deduction from gross income or as a dollar-for-dollar credit against the U.S. Holder's U.S. federal income tax liability. An individual who does not claim itemized deductions, but instead utilizes the standard deduction, may not claim a deduction for the amount of any Australian withholding tax, but that amount may be claimed as a credit against the individual's U.S. federal income tax liability. The amount of foreign income tax that may be claimed as a credit in any year is subject to limitations and restrictions, which must be determined on an individual basis by each shareholder. The limitations include, among others, rules that limit foreign tax credits allowable with respect to specific classes of foreign source income to the U.S. federal income tax otherwise payable with respect to each of those classes of income. The limitations on the foreign tax credit are exceedingly complex, and U.S. Holders therefore should consult their own tax advisers with respect to those limitations.

A U.S. Holder should not be eligible for a foreign tax credit against its U.S. federal income tax liability for Australian taxes we pay (other than Australian withholding taxes described above).

71

Taxation of the Sale of ADSs or Ordinary shares

Subject to the rules applicable to passive foreign investment companies, discussed below, upon the sale of an ADS or ordinary share, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference, if any, between the U.S. Holder's basis in the ADS or ordinary share and the amount realized on the sale. Capital gain or loss from the sale of an ADS or ordinary share held more than one year is long-term capital gain or loss. Noncorporate taxpayers pay a maximum federal income tax on adjusted net capital gain at 15 percent (or, with respect to adjusted net capital gain that otherwise would be taxed at the 10% or 15% rates, to 5%, except for taxable years beginning after December 31, 2007, for which the tax is eliminated). The rate applies to taxable years ending on or after May 6, 2003 and before January 1, 2009, after which the maximum tax rate on adjusted net capital gain for noncorporate taxpayers would revert back to 20 percent. The deductibility of a capital loss recognized on the sale of an ADS or ordinary share is subject to limitations.

In general, the rules regarding a deduction or credit for Australian withholding tax discussed above in "Taxation of Dividends Paid on ADSs or Ordinary Shares" also apply to any Australian tax paid on a sale of an ADS or ordinary share. See "Taxation - Commonwealth of Australia Taxation - Sale of Ordinary Shares and ADSs." Except as discussed below, gain or loss recognized by a U.S. Holder on a sale of an ADS or ordinary share generally will be treated as U.S. source passive income or loss for purposes of the U.S. foreign tax credit limitations. In that case, unless a U.S. Holder has sufficient foreign source passive income from other transactions subject to foreign income tax at a rate sufficiently below the U.S. federal income tax rate applicable to that income, the U.S. foreign tax credit limitation rules could prevent the U.S. Holder from utilizing a foreign tax credit for part or all of any Australian tax paid on the gain. The current double taxation convention between Australia and the U.S., as modified, changes the source of income on sale of stock to Australian source income and thus, U.S. Holders eligible for benefits under such treaty may be able to avoid the adverse tax credit limitations discussed previously. Because the U.S. Holder may not be able to obtain a tax credit in Australia for the U.S. tax paid on the gain, the U.S. Holder could be subject to full taxation in Australia as well as in the United States on the same gain.

Tax Consequences if We Are a Passive Foreign Investment Company

In general, we will be a passive foreign investment company, or "PFIC", for any taxable year if either (1) 75 percent or more of our gross income in the taxable year is passive income, or (2) 50 percent or more of the average value of our assets in the taxable year produces, or is held for the production of, passive income. In general, for purposes of the asset test, a corporation can elect to take its assets into account at their adjusted basis, but only if the corporation is not publicly traded, and we believe we are publicly traded for that purpose. The IRS takes the position that interest on working capital or any other cash is passive income and that the corresponding asset is an asset that produces or is held for the production of passive income. Unfavorable tax consequences for a U.S. Holder can occur if we are treated as a PFIC for any year while a U.S. Holder owns our ADSs or ordinary shares. These tax consequences can be mitigated if the U.S. Holder makes, or has made, a timely qualified electing fund election or election to mark to market the holder's ADSs or ordinary shares, and such election is in effect for the first taxable year during which the U.S. Holder owns our ADSs or ordinary shares that we are a PFIC. If neither election is made, under the PFIC provisions, in any year in which the U.S. Holder either disposes of an ADS or an ordinary share at a gain or receives one or more "excess distributions," special rules apply to the taxation of the gain or the excess distributions. For purposes of these rules, "excess distributions" are the portion of our distributions in a taxable year, whether or not out of our earnings and profits, that exceed 125 percent of the average of our distributions, subject to adjustment to the extent there were excess distributions that the U.S. Holder received on the ADS or ordinary share during the previous three years or, if shorter, the U.S. Holder's holding period for the ADS or ordinary share on which the distributions are paid. A disposition of an ADS or ordinary share, for purposes of these rules, includes many transactions on which gain or loss is not realized under general U.S. federal income tax rules. The gain or the excess distributions must be allocated ratably to each day the U.S. Holder has held the ADS or ordinary share. Amounts allocated to each year are taxable as ordinary income in their entirety (not eligible for the reduced rate for dividends) and not as capital gain, and amounts allocable to prior years may not be offset by any deductions or losses. Amounts allocated to each such prior year are taxable at the highest rate in effect for that year and are subject to an interest charge at the rates applicable to deficiencies for income tax for those periods. In addition, a U.S. Holder's tax basis in an ADS or ordinary share that is acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent's death but instead would be equal to the decedent's basis, if lower.

72

The special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes a timely election, which remains in effect, to treat us as a qualified electing fund, or QEF, for the first taxable year in which the U.S. Holder owns an ADS or ordinary share and in which we are a PFIC, provided we comply with certain reporting requirements. Instead, a U.S. Holder that has made a QEF election is required for each taxable year to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. In order for the QEF election to be valid, we must provide U.S. Holders either (i) a statement showing such U.S. Holder’s pro rata share of our ordinary earnings and net capital gain (calculated for U.S. tax purposes) for our taxable year, (ii) sufficient information to enable the U.S. Holder to calculate its pro rata share for such year, or (iii) a statement that we have permitted the U.S. Holder to inspect and copy our permanent books of account, records, and such other documents as may be maintained by us that are necessary to establish that PFIC ordinary earnings and net capital gain are computed in accordance with U.S. income tax principles. In the event we are classified as PFIC, we intend to provide sufficient information to U.S. Holders to be able for them to enable them to calculate its pro rata share for such year. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching to a timely filed U.S. federal income tax return a properly completed IRS Form 8621 that reflects the information provided in the PFIC Annual Information Statement supplied by us to the shareholder and by filing a second copy of that form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, if we are a PFIC in the hands of a U.S. Holder, that U.S. Holder must file each year a completed IRS Form 8621 with its U.S. federal income tax return. Although a QEF election generally cannot be revoked, if a U.S. Holder made a valid and timely QEF election for the first taxable year it owned an ADS or ordinary share and we are a PFIC, the QEF election does not apply in a later taxable year in which we do not satisfy the tests to be a PFIC. If a QEF election was not made for that first taxable year, certain elections can be made while a foreign corporation continues to satisfy the definition of a PFIC that, combined with a QEF election, can cause the QEF election to be treated as having been made for that first taxable year. Those elections may require the electing shareholder to recognize gain on a constructive sale or to be taxable on the shareholder's share of certain undistributed profits of the foreign corporation. If gain or income is recognized pursuant to one of those elections, the rules set forth in the preceding paragraph would apply to that gain or income. Even if a QEF election ceases to apply because in a later taxable year we cease to satisfy the tests to be a PFIC, the QEF election will apply again in any subsequent year in which we again satisfy the tests to be a PFIC. Moreover, if you sell all of the ADSs and ordinary shares you own and later reacquire other ADSs or ordinary shares of ours, any QEF election you have made that remains in effect will apply to the ADSs and ordinary shares acquired later. Treasury regulations provide that the Commissioner of Internal Revenue has the discretion to invalidate or terminate a QEF election if the U. S. Holder or we, or an intermediary, fails to satisfy the requirements for the QEF election.

The special PFIC rules described in the second preceding paragraph will not apply to a U.S. Holder if the U.S. Holder elects to mark the U.S. Holder's ADSs or ordinary shares to market each year, provided our ADSs or ordinary shares are considered "marketable stock" within the meaning of the Treasury regulations. A U.S. Holder that makes this election will recognize as ordinary income or loss each year an amount equal to the difference, if any, as of the close of the taxable year between the fair market value of the holder's ADSs or ordinary shares and the holder's adjusted tax basis in the ADSs or ordinary shares. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder under the election for prior taxable years, reduced by losses allowed in prior taxable years. If the mark-to-market election were made, then the rules set forth in the second preceding paragraph would not apply for periods covered by the election. In general, the ADSs or ordinary shares will be marketable stock within the meaning of the Treasury regulations if they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter on a "qualified exchange or other market" within the meaning of the Treasury regulations. A U.S. exchange is a "qualified exchange or other market" if such exchange is registered with the SEC or is established pursuant to the national market system established pursuant to section 11A of the Securities Exchange Act of 1934. A non-U.S. exchange is a "qualified exchange or other market" if the exchange is regulated or supervised by a governmental authority of the country where the market is located and (1) the exchange has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly market, and to protect investors, and the laws of the country where the exchange is located and the rules of the exchange ensure that those requirements are actually enforced, and (2) the rules of the exchange effectively promote active trading of listed stocks. If a non-U.S. exchange has more than one tier or market level on which stock may be separately listed or traded, each such tier is treated as a separate exchange. The

73

NASDAQ National Market and the ASX are each a qualified exchange within the meaning of the Treasury regulations. Thus, we believe that both the ADSs and the ordinary shares are "marketable stock" within the meaning of the Treasury regulations. If a U.S. Holder makes a mark-to-market election, but does not make that election for the first taxable year in which the U.S. Holder owns an ADS or ordinary share and in which we are a PFIC, and if the U.S. Holder had not made a QEF election for that first such taxable year, the rules set forth in the second preceding paragraph will apply to any distributions on an ADS or ordinary share in the year of the mark-to-market election, to any gain recognized on an actual sale of an ADS or ordinary share in that year and to any gain recognized in that year pursuant to the mark-to-market election. The mark-to-market rules generally continue to apply to a U.S. Holder who makes the mark-to-market election, even in years we do not satisfy the tests to be a PFIC.

A U.S. Holder who owns ADSs or ordinary shares during a year we are a PFIC generally will remain subject to the rules set forth in the third preceding paragraph for all taxable years if the U.S. Holder has not made a QEF election or a mark-to-market election, for the first taxable year in which the U.S. Holder owns an ADS or ordinary share and in which we are a PFIC. In that event, those rules will apply to any gains on dispositions of ADSs or ordinary shares and to any "excess distributions." It is, however, possible for a U.S. Holder to avoid this "once a PFIC, always a PFIC" result by electing to treat all of the U.S. Holder's ADSs and ordinary shares as sold for their fair market value as of the last day of the last taxable year we satisfy the tests to be a PFIC, provided the statute of limitations has not run for that year. If a gain is recognized on that constructive sale, the rules set forth in the third preceding paragraph would apply to that gain.

A dividend from a foreign corporation that otherwise would qualify for the 15 percent maximum tax rate does not qualify for that rate if the foreign corporation is a PFIC in either the taxable year of the dividend or the preceding taxable year.

We believe that the IRS would consider pSivida to have been a PFIC in each of its past three fiscal years. However, we do not know whether we will be classified as a PFIC in the year ending June 30, 2005 or thereafter because the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. In the event we are classified as a PFIC, we intend to provide U.S. Holders with sufficient information to enable them to make a QEF election if so desired. U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISERS ABOUT THE PFIC RULES, INCLUDING THE CONSEQUENCES TO THEM OF MAKING A QEF ELECTION OR A MARK-TO-MARKET ELECTION WITH RESPECT TO OUR ORDINARY SHARES IN THE EVENT THAT WE QUALIFY AS A PFIC.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements generally apply to payments to non-corporate holders of ADSs or ordinary shares. Information reporting will apply to payments of dividends on, and to proceeds form of the disposition of, ADSs or ordinary shares by a paying agent within the U.S. to a U.S. Holder, other than an "exempt recipient", including a corporation and certain other persons that, when required, demonstrate their exempt status. A paying agent within the U.S. will be required to backup withhold 28% of any payments of dividends on, and the proceeds from the disposition of, ADSs or ordinary shares within the U.S. to a U.S. Holder, other than an "exempt recipient," if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements.

THE DISCUSSION ABOVE IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO AN INVESTMENT IN ADSs OR ORDINARY SHARES. YOU SHOULD CONSULT YOUR TAX ADVISER CONCERNING THE TAX CONSEQUENCES TO YOU IN YOUR PARTICULAR SITUATION.

F.   DIVIDEND AND PAYING AGENTS

We have not declared or paid, and do not intend to declare or pay any dividends for the foreseeable future. At the appropriate time in the future when we are able to declare and pay a dividend, we may appoint a dividend paying agent.

74

G.   STATEMENT BY EXPERTS

The consolidated financial statements of pSivida Limited and subsidiaries as of June 30, 2004 and 2003 and for each of the three years in the period ended June 30, 2004 included in this Registration Statement have been audited by Deloitte Touche Tohmatsu, independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

H.   DOCUMENTS ON DISPLAY

The documents concerning our company which are referred to in this Registration Statement may be inspected at our offices at Level 12 BGC Centre, 28 The Esplanade, Perth WA 6000, Australia. Upon effectiveness of this Registration Statement, we will become subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, will be required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. These materials, including this Registration Statement and the exhibits thereto, may be inspected and copied at the Commission's public reference room in Washington, D.C. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer, we will be required to make filings with the Commission by electronic means. Any filings we make electronically will be available to the public over the Internet at the Commission's website at http:/www.sec.gov.

I.   SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

pSivida has exposure to changes in foreign currency exchange rates and interest rates. We do not utilize derivative financial instruments or other financial instruments subject to market risk.

Foreign Currency Exchange Rates

We conduct operations in two principal currencies, being the Pound Sterling and the Australian dollar. These two currencies operate as the two functional currencies for our United Kingdom and Australian operations respectively. Cash to fund working capital requirements is managed centrally within each of the two countries with cash deposits managed in Australia and held in Pounds Sterling, Australian dollars and U.S. dollars.

During the year ended June 30, 2004 an unrealized foreign exchange gain on cash held in currencies other than the reporting currency was recognized of A$1,461,368 which arose due to favorable movements in the Pound Sterling and U.S. dollar against Australian dollar foreign exchange rates. Prior to April 2004, no material cash deposits were held by the company other than in currencies other than Australian dollars.

Based on Pounds Sterling and U.S. dollar account balances at June 30, 2004, the following table shows the sensitivity of our consolidated financial performance as a result of an appreciation or depreciation in the value of the Australian dollar against the Pounds Sterling and U.S. dollar.

	A$ Depreciation			Current Rate	A$ Appreciation
	-15%	-10%	-5%		5%	10%	15%
	(In thousands of Australian Dollars)

	£2,201	1,467	734	-	(734)	(1,467)	(2,201)
US$	886	591	296	-	(296)	(591)	(886)
Total	3,087	2,058	1,030	-	(1,030)	(2,058)	(3,087)

75

Interest Rates

Cash deposits are held in call and deposit HSBC accounts and are subject to variable interest rates. We do not consider our exposure to interest rates to be significant.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.   DEBT SECURITIES

Not applicable.

B.   WARRANTS AND RIGHTS

Not applicable.

C.   OTHER SECURITIES

Not applicable.

D.   AMERICAN DEPOSITARY SHARES

American Depositary Shares are frequently referred to as "ADSs" and represent ownership interests in securities that are on deposit with the depositary bank. ADSs are normally represented by certificates that are commonly known as "American Depositary Receipts" or "ADRs." The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is A.N.Z. Nominees Ltd., located at Level 25, 530 Collins Street, GPO Box 2842AA, Melbourne, Victoria 3000 Australia.

Citibank, N.A. has agreed to act as the depositary bank for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, 14th Floor, New York, New York 10013. A copy of the deposit agreement is on file with the Securities and Exchange Commission under cover of a registration statement on Form F-6. You may obtain a copy of the deposit agreement from the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549, and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-_______ when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder's rights and obligations as an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.

Each ADS represents the right to receive ten ordinary shares on deposit with the custodian. An ADS will also represent the right to receive any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of Australia, which may be different from the laws in the United States.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank (commonly referred to as the direct registration system or DRS). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs

76

is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company, commonly referred to as DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the "holder." When we refer to "you," we assume the reader owns ADSs and will own ADSs at the relevant time.

Information relating to the Depositary

Citibank, N.A. has been appointed as Depositary pursuant to the Deposit Agreement. Citibank is a wholly owned subsidiary of Citicorp, a Delaware corporation whose principal office is located in New York, New York, which in turn is a wholly owned subsidiary of Citigroup Inc. Citibank is a commercial bank that, along with its subsidiaries and affiliates, offers a wide range of banking and trust services to its customers throughout the United States and the world.

Citibank was originally organized on June 16, 1812, and is now a national banking association organized under the National Bank Act of 1864 of the United States of America. Citibank is primarily regulated by the United States Office of the Comptroller of the Currency. Its principal office is at 399 Park Avenue, New York, NY 10043.

The Consolidated Balance Sheets of Citibank as of December 31, 2003 and December 31, 2002 are set forth in the 2003 Citicorp Annual Report on Form 10-K and as of June 30, 2004 are set forth in the June 2004 Quarterly Report on Form 10-Q. Citicorp’s 2003 Annual Report on Form 10-K and June 2004 Quarterly Report on Form 10-Q are on file with the SEC.

Citibank’s Articles of Association and By-laws, each as currently in effect, together with Citicorp’s 2003 Annual Report on Form 10-K and June 2004 Quarterly Report on Form 10-Q will be available for inspection at the Depositary Receipt office of Citibank, 388 Greenwich Street, 14th Floor, New York, New York 10013.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to Australian law.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property, such as undistributed rights, held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.

77

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement, such as opinions to address the lawfulness of the transaction. You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary bank will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documentation to the depositary bank; or

•	It is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

  Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

The depositary bank will make the election available to you only if it is reasonably practical and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

78

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a holder of our ordinary shares would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in the manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we ask that the property not be distributed to you;

•	We do not deliver satisfactory documentation to the depositary bank; or

•	The depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will mail notice of the redemption to the holders. The custodian will be instructed to surrender the ordinary shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable you to receive the net proceeds from the redemption upon surrender of your ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

79

Issuance of ADSs Upon Deposit of Ordinary Shares

The depositary bank may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and Australian legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	the ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	all preemptive, and similar, rights, if any, with respect to such ordinary shares have been validly waived or exercised;

•	you are duly authorized to deposit the ordinary shares;

•	the ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, "restricted securities," as defined in the deposit agreement; and

•	the ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split-Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split- up of ADRs.

Withdrawal of Ordinary Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian's offices. Your ability to withdraw the ordinary shares may be limited by U.S. and Australian legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

80

If you hold ADSs registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders' meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

  Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the ordinary shares represented by your ADSs. For a description of the voting rights of holders of ordinary shares, see "Description of Share Capital—Voting Rights Attaching to the Ordinary Shares."

At our request, the depositary bank will distribute to you any notice of a shareholders' meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder's ADSs in accordance with such voting instructions.

Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

81

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
Issuance of ADSs	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS canceled
Distribution of cash dividends or other cash distributions	Up to US$0.02 per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to US$0.05 per ADS issued
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ordinary share (or share equivalent) distributed
Annual Depositary Services Fee	Annually up to US$0.02 per ADS held at the end of each calendar year, except to the extent of any cash dividend fee(s) charged during such calendar year
Transfer of ADRs	US$1.50 per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in Australia, i.e., upon deposit and withdrawal of ordinary shares.

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities, i.e., when ordinary shares are deposited or withdrawn from deposit.

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

We have agreed to pay certain other charges and expenses of the depositary bank. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

Amendments and Termination

We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days' prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs except as permitted by law.

We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination.

Upon termination, the following will occur under the deposit agreement:

82

•	For a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the ordinary shares represented by your ADSs and the delivery of all other property held by the depositary bank in respect of those ordinary shares on the same terms as prior to the termination. During this six-month period, the depositary bank will continue to collect all distributions received on the ordinary shares on deposit, i.e., dividends, but will not distribute any such property to you until you request the cancellation of your ADSs.

•	After the expiration of this six-month period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

Books of Depositary

The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary bank's obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the creditworthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our constitution, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our constitution or in any provisions of securities on deposit.

•	We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

83

•	We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

The depositary bank may, in certain circumstances, to the extent permitted by applicable laws and regulations, issue ADSs before receiving a deposit of ordinary shares or release ordinary shares before receiving ADSs for cancellation. These transactions are commonly referred to as "pre-release transactions." The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral fully covering the pre-release position, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on your ADSs and the securities represented by your ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may be required to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency without liability for interest for the applicable holders.

84

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

E.   USE OF PROCEEDS

Not applicable.

ITEM 15.   CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B. CODE OF ETHICS

Not applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

85

PART III

ITEM 17. FINANCIAL STATEMENTS

See pages F-1 through F-35.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

Documents filed as exhibits to this report.

Exhibit No.	Exhibit Title
1.1	Constitution of pSivida Limited, dated April 7, 2004*
2.1	Deposit Agreement, by and among pSivida Limited, Citibank, N.A. and the Holders and Beneficial Owners of American Depositary Shares Evidenced by American Depositary Receipts Issued Thereunder**
3.1	Deed Poll, dated October 26, 2004, executed by QinetiQ*
4.1	Rules of the pSivida Limited Employee Share Option Plan*
4.2	Collaboration Agreement among pSiOncology Pte. Ltd., Singapore General Hospital Pte. Ltd. and SGH Technology Ventures Pte. Ltd., dated July 24, 2002*++
4.3	Process Development and Manufacturing Agreement between pSiMedica Limited and AEA Technology QSA GmbH, dated March 4, 2004*++
8.1	List of subsidiaries*
15.1	Consent of Deloitte Touche Tohmatsu*

* Filed herewith.
** Incorporated by reference to the registrant's filing on Form F-6 (Commission file number 333-____________) filed on January 19, 2005.
++Confidential treatment has been requested for portions of this exhibit.

86

SIGNATURES

The registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorized the undersigned to sign this annual report on their behalf.

Date: January 19, 2005	By:	/s/ Gavin Rezos
Name: Gavin Rezos
Title: Managing Director

Date: January 19, 2005	By:	/s/ Aaron Finlay
Name: Aaron Finlay
Title: Chief Financial Officer and Company Secretary

PSIVIDA LIMITED AND SUBSIDIARIES

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of pSivida Limited

We have audited the accompanying consolidated statements of financial position of pSivida Limited and subsidiaries as of 30 June 2004 and 2003 and the related consolidated statements of financial performance, cash flows and changes in stockholders' equity for each of the three years in the period ended 30 June 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of pSivida Limited and subsidiaries as of 30 June 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2004 in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23 to the consolidated financial statements.

DELOITTE TOUCHE TOHMATSU
Chartered Accountants

Perth, Australia
22 October 2004

F-2

PSIVIDA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In Australian Dollars)

		As of 30 June
	Notes	2004	2003
Current assets
Cash assets		31,350,656	1,180,134
Receivables	5	340,482	102,401
Other	6	38,958	26,897

Total current assets		31,730,096	1,309,432

Non-current assets
Property, plant and equipment, net	7	669,699	404,285
Intangible assets	8	7,934,622	5,397,798
Other, net	7a	32,641	63,827

Total non-current assets		8,636,962	5,865,910

Total assets		40,367,058	7,175,342

Current liabilities
Payables	9	1,938,115	875,823

Total current liabilities		1,938,115	875,823

Total liabilities		1,938,115	875,823

Net assets		38,428,943	6,299,519

Equity
Parent equity interest
Contributed equity	10	49,957,982	15,602,184
Reserve	11	78,220	235
Accumulated deficit	11	(13,190,459)	(9,507,254)

Total parent entity interest in equity		36,845,743	6,095,165

Total outside equity interest		1,583,200	204,354

Total equity		38,428,943	6,299,519

The consolidated statements of financial position should be read in conjunction with the accompanying notes.

F-3

PSIVIDA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL PERFORMANCE
(In Australian Dollars)

		Years ended 30 June
		2004	2003	2002
	Notes

Revenue from ordinary activities	2	381,679	110,675	916,600

Depreciation and amortization expense		(39,360)	(37,835)	(38,501)
Research and development expense		(7,011,666)	(4,586,182)	(3,186,863)
Interest expense		(5,635)	-	-
Employee benefits expense		(1,238,381)	(522,977)	(480,110)
Other income/(expense) from ordinary activities, net	3	394,387	(320,009)	(1,208,150)

Loss from ordinary activities before income tax expense		(7,518,976)	(5,356,328)	(3,997,024)

Income tax expense relating to ordinary activities		-	-	-

Net loss before outside equity interest		(7,518,976)	(5,356,328)	(3,997,024)

Net loss attributable to outside equity interest		3,835,771	2,591,175	1,806,605

Net loss		(3,683,205)	(2,765,153)	(2,190,419)

Loss per share (basic and diluted)	14	(0.03)	(0.03)	(0.02)

The consolidated statements of financial performance should be read in conjunction with the accompanying notes.

F-4

PSIVIDA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Australian Dollars)

		Years ended 30 June
		2004	2003	2002
	Notes
Cash flows from operating activities
Payments to suppliers and employees		(2,044,430)	(787,216)	(987,222)
Interest received		326,576	110,675	149,471
Interest paid		(6,782)	-	-
Research and development expenditure		(6,124,304)	(3,878,326)	(2,772,572)
Other receipts		27,474	-	2,129
Withholding tax credited		-	-	7,399
Net cash flows used in operating activities	12	(7,821,466)	(4,554,867)	(3,600,795)

Cash flows from investing activities
Payments for purchases of property, plant and equipment		(527,168)	(52,956)	(735,079)
Cash paid for acquisition of subsidiary	12(c)	-	(622,656)	-
Net cash held by subsidiary on acquisition	12(c)	-	623,664	-
Proceeds from sale of property, plant and equipment		-	-	702,554
Net cash flows used in investing activities		(527,168)	(51,948)	(32,525)

Cash flows from financing activities
Proceeds from issue of shares		36,506,617	900,000	2,679,670
Payment of share issue costs		(2,150,819)	(47,433)	(137,903)
Additional equity contributions received by subsidiary		2,597,649	-	2,910,381
Net cash flows from financing activities		36,953,447	852,567	5,452,148
Net increase/(decrease) in cash held		28,604,813	(3,754,248)	1,818,828

Opening cash brought forward		1,180,134	5,051,509	3,220,093

Exchange rate adjustments on the balance of cash held in foreign currencies		1,565,709	(117,127)	12,588

Closing cash carried forward		31,350,656	1,180,134	5,051,509

The consolidated statements of cash flows should be read in conjunction with the accompanying notes.

F-5

PSIVIDA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In Australian Dollars except number of shares)

	Number of shares	Contributed equity	Accumulated deficit	Foreign currency translation reserve	Total
Note	10	10	11	11

Balance, 1 July 2001	82,548,482	12,107,849	(4,551,682)	29,300	7,585,467

Shares issued	13,298,500	2,541,767	-	-	2,541,767
Net loss	-	-	(2,190,419)	-	(2,190,419)
Foreign currency translation adjustment	-	-	-	2,700	2,700
Balance, 30 June 2002	95,846,982	14,649,616	(6,742,101)	32,000	7,939,515

Shares issued	8,069,231	952,568	-	-	952,568
Net loss	-	-	(2,765,153)	-	(2,765,153)
Foreign currency translation adjustment	-	-	-	(31,765)	(31,765)
Balance, 30 June 2003	103,916,213	15,602,184	(9,507,254)	235	6,095,165

Shares issued	50,021,572	34,355,798	-	-	34,355,798
Net loss	-	-	(3,683,205)	-	(3,683,205)
Foreign currency translation adjustment	-	-	-	77,985	77,985
Balance, 30 June 2004	153,937,785	49,957,982	(13,190,459)	78,220	36,845,743

The consolidated statements of changes in stockholders' equity should be read in conjunction with the accompanying notes.

F-6

1   BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Background
pSivida Limited ("pSivida"), together, with its subsidiaries, referred to as the "Company", is incorporated in Perth, Australia and is committed to biomedical applications of nano-technology and has as its core focus the development and commercialisation of a modified form of the silicon chip (porosified or nano-structured silicon) known as BioSilicon™.  BioSilicon™ offers multiple potential applications across the high growth healthcare sector, including controlled slow release drug delivery, brachytherapy, tissue engineering and orthopaedics.

On 18 May 2001, the Company re-listed on the Australian Stock Exchange (ASX Code: PSD). pSivida's shares are also listed in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705) and in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD.

Financial reporting framework
These financial statements represent a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, accounting principles generally accepted in Australia including Urgent Issues Group Consensus Views (A-GAAP) and complies with other applicable requirements of the law.

These financial statements have been prepared on the basis of historical cost and except where stated, do not take into account changing money values or current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

The financial statements have been prepared in Australian dollars unless otherwise stated.

Significant accounting policies
Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

F-7

PSIVIDA LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (except as otherwise noted)

(a)    Principles of consolidation

The consolidated financial statements are presented as one set of financial statements and include all entities which comprise the parent entity and its controlled entities.

Information from the financial statements of subsidiaries is included from the date the parent company obtains economic control, until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company has control.

The financial statements of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

(b)    Foreign currencies

Foreign currency transactions
Transactions in foreign currencies of entities within the Company are converted to local reporting currency at the rate of exchange ruling at the date of the transaction.

Amounts payable to and by the entities within the Company that are outstanding at the balance sheet date and are denominated in foreign currencies are converted into the local reporting currency using rates of exchange ruling at that date.

Translation of accounts of overseas operations
All overseas operations are deemed to be self-sustaining as each is financially and operationally independent of the parent entity. The financial reports of overseas operations are translated using the current rate method and any exchange differences are taken directly to the foreign currency translation reserve (Note 11).

(c)    Cash assets

Cash assets include cash on hand, in banks and money market investments readily convertible to cash within two working days.

(d)    Receivables

Receivables are recognised and carried at cost less a provision for any uncollectible debts.

(e)    Recoverable amount

Non-current assets, including intangible assets, are carried at the lower of cost and recoverable amount. Non-current assets are not written up if the recoverable amount exceeds the carrying value. In determining the recoverable amount, expected net cash flows have not been discounted to their present value.

(f)    Property, plant and equipment

Cost
All classes of property, plant and equipment are measured and recorded at cost.

Depreciation
Depreciation is provided on a straight-line basis on all property, plant and equipment, over the estimated useful lives.

The estimated useful lives are:

– Leasehold improvements:	– Lessor of the lease term and the useful economic life

– Plant and equipment:	– 3 years

F-8

PSIVIDA LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (except as otherwise noted)

(g)    Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis. The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

(h)    Intangibles

Intellectual property
Intellectual property represents acquired biotechnology intellectual property owned by pSiMedica Limited ("pSiMedica"), a subsidiary of pSivida. pSiMedica, owns the world-wide Biosilicon™ intellectual property rights royalty free. pSiMedica also owns the patented rights to BioSilicon™, a porous form of silicon and an enabling platform nanotechnology in the biomedical industry.

Intellectual property is recorded at cost and is carried forward as an asset on the expectation that it will lead to commercialisation. The carrying amount of intellectual property is reviewed by the directors of pSivida at each reporting date.

The directors gave due consideration to the technical and commercial life of the intellectual property (being patents and licences) concluding that a 12 year estimated useful economic life, commencing on the date of acquisition, was appropriate. Amortisation will be calculated on a straight-line basis so as to write-off the cost of the asset over its remaining estimated useful economic life, commencing with commercial production of products.

Costs associated with new patent applications have been expensed as research and development.

(i)    Research and development costs

Research and development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs. Where research and development costs are deferred such costs are amortised over future periods on a basis related to expected future benefits. To date, no research and development costs have been capitalised.

(j)    Trade and other payables

Liabilities for trade creditors and other amounts are carried at cost, which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Company. Payables to related parties are carried at the principal amount.

(k)    Provisions

A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

(l)    Contributed equity

Ordinary share capital is recognised at the fair value of the consideration received by the Company. Any directly attributable transaction costs arising on the issue of ordinary shares are recognised in equity as a reduction of the share proceeds received.

(m)    Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

Interest income is recognised as earned.

F-9

PSIVIDA LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (except as otherwise noted)

(n)    Taxes

Income tax
Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit or loss after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income or loss, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of being realised. The future income tax benefit relating to timing differences is not carried forward as an asset unless its realisation is assured beyond reasonable doubt.

Goods and Services Tax (GST)
Revenues, expenses and assets are recognised net of the amount of GST except:
▪	where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

▪	receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statements of Financial Position.

(o)    Employee entitlements

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee entitlements expected to be settled within twelve months of the reporting date are measured based on remuneration rates which are expected to be paid when the liability is settled. All other employee entitlement liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the terms of the related liability are used.

Employee entitlement expenses arising in respect of the following:
▪	wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave entitlements; and

▪	other types of employee entitlements,

are charged against operating profits in their respective categories.

The value of the employee share option plan described in Note 10(c) is not being charged as an employee entitlement expense.

Any contributions made to the superannuation fund by the Company are charged against operations when due.

(p)    Loss per share

Basic loss per share is calculated as net loss, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares.

Diluted loss per share is calculated as net loss divided by the weighted average number of ordinary shares and dilutive potential ordinary shares.

(q)    Acquisitions

Acquisitions are accounted for using the purchase method of accounting.

F-10

PSIVIDA LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (except as otherwise noted)

	Years Ended 30 June
	2004	2003	2002
2 REVENUE FROM ORDINARY ACTIVITIES

Interest income on bank deposits	325,479	110,675	149,471
Proceeds from disposal of property, plant and equipment	-	-	765,000
Other revenue	56,200	-	2,129

Total revenue from ordinary activities	381,679	110,675	916,600

	Years Ended 30 June
	2004	2003	2002
3 EXPENSES FROM ORDINARY ACTIVITIES

Depreciation of plant and equipment (a)	331,051	296,367	118,397
Amortisation of leasehold improvements	4,157	9,733	26,337
Amortisation of other non-current assets	11,520	9,600	-

Total depreciation and amortization expense	346,728	315,700	144,734

Research and development expense	7,011,666	4,586,182	3,186,863

Office and administration costs	(1,066,981)	(318,806)	(494,709)
Foreign exchange gain/(loss) on cash held in currency other than reporting currency	1,461,368	(1,203)	(995)
Cost of property, plant and equipment disposed	-	-	(712,446)

Total other income/(expense) from ordinary activities, net	394,387	(320,009)	(1,208,150)

(a) In the consolidated statements of financial performance, depreciation of plant and equipment used in research and development activities is classified as "Research and development expense," whereas depreciation of other plant and equipment is classified as "Depreciation and amortization expense."

F-11

PSIVIDA LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (except as otherwise noted)

	Years Ended 30 June
	2004	2003	2002
4 INCOME TAX
(a) Prima facie income tax benefit calculated at 30% on the loss from ordinary activities before income tax	(2,255,693)	(1,606,899)	(1,199,107)

Permanent differences	2,245,056	1,554,117	1,128,425
Tax losses not brought to account as future income tax benefits (Note 4(b))	2,245,056	1,554,117	1,128,425

Income tax expense relating to ordinary activities	--	--	--

(b) Potential future tax benefits at 30% not brought to account attributable to tax losses for the year	2,245,056	1,554,117	1,128,425

(c) Future income tax benefit from tax losses not brought to account at the balance sheet date	5,049,704	2,892,095	1,337,978

The Company has future income tax benefits relating to tax losses not recognized as assets because recovery is not virtually certain. Such benefits will only be obtained if:

(i)	future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realized;
(ii)	the conditions for deductibility imposed by tax legislation continue to be complied with; and
(iii)	no changes in tax legislation adversely affect the Company in realizing the benefit.

The Company has no franking credits available at year end.

	30 June
	2004	2003
5 RECEIVABLES (CURRENT)
Indirect tax	340,482	102,401

Indirect tax receivables relate GST and value added tax (VAT). These amounts are non-interest bearing and have repayment terms established by the relevant Government authorities.
	30 June
	2004	2003
6 OTHER ASSETS (CURRENT)
Prepayments	38,958	26,897

F-12

PSIVIDA LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (except as otherwise noted)

	30 June
	2004	2003
7 PROPERTY, PLANT AND EQUIPMENT
Leasehold improvements
At cost	14,214	4,689
Accumulated amortisation	(5,110)	(953)
Net book value	9,104	3,736

Plant and equipment
At cost	1,360,533	769,553
Accumulated depreciation	(699,938)	(369,004)
Net book value	660,595	400,549

Total property, plant and equipment
At cost	1,374,747	774,242
Accumulated depreciation / amortisation	(705,048)	(369,957)
Net book value	669,699	404,285

(a) Reconciliations

Reconciliations of the carrying amounts of property, plant and equipment at the beginning and end of the current and previous financial year:

Leasehold improvements
Carrying amount at beginning	3,736	8,780
Additions	9,525	4,689
Amortisation	(4,157)	(9,733)
Closing balance	9,104	3,736

Plant and equipment
Carrying amount at beginning	400,549	663,056
Additions	549,880	46,824
Depreciation	(311,385)	(276,934)
Net foreign currency movements arising from self sustaining foreign operations	21,551	(32,397)
Closing balance	660,595	400,549

Aggregate depreciation and amortization allocated for the years ended 30 June 2004, 2003 and 2002 is recognised as an expense and disclosed in Note 3.

F-13

PSIVIDA LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (except as otherwise noted)

			30 June
			2004	2003
7a OTHER NON-CURRENT ASSETS
Loan facility arrangement costs	(a	)	34,559	34,559
Accumulated amortization			(21,120)	(9,600)
			13,439	24,959

Other non-current assets			58,301	58,301
Accumulated amortization			(39,099)	(19,433)
			19,202	38,868
			32,641	63,827

(a) Loan facility arrangement costs were incurred in connection with the September 2002 agreement with Global Emerging Markets ("GEM"), a New York based private equity group, for a fully underwritten $7.5 million equity line of credit facility. Such costs are being amortized on a straight-line basis over the three-year term of the facility. As part of the commitment fee, pSivida issued to GEM 2,000,000 options to acquire shares in pSivida at 20 cents each, expiring on 31 December 2004 (see Note 10(c) for further discussion).  Additionally, a commitment fee equivalent to 1.67% of the total value of the facility is payable by the Company to GEM on the proceeds of any drawdowns.  Drawdowns are at the option of the Company and to date, none have been made.

	30 June
8 INTANGIBLE ASSETS	2004	2003

Intellectual property - at cost	7,934,622	5,397,798
Accumulated amortization	-	-
	7,934,622	5,397,798

The intellectual property comprises the licence to develop applications for BioSilicon™ and the related patents. As described in Note 1(h), amortization of this asset will commence on commercial production of related products, which had not commenced at 30 June 2004.

	30 June
	2004	2003
9 PAYABLES (CURRENT)
Trade creditors	1,162,281	540,294
Accruals	738,690	304,347
Amounts payable to director-related entity	29,910	21,444
Amounts payable to other related parties	7,234	9,738

	1,938,115	875,823

F-14

PSIVIDA LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (except as otherwise noted)

	30 June
10 CONTRIBUTED EQUITY	2004	2003	2002

(a) Contributed equity
Ordinary shares fully paid	49,957,982	15,602,184	14,649,616

(b)	Movements in shares on issue

	Years ended 30 June
	2004		2003		2002
	Number of Shares	$	Number of Shares	$	Number of Shares	$
Beginning of the year	103,916,213	15,602,184	95,846,982	14,649,616	82,548,482	12,107,849

Movement during the year	50,021,572	34,355,798	8,069,231	952,568	13,298,500	2,541,767

End of the year	153,937,785	49,957,982	103,916,213	15,602,184	95,846,982	14,649,616

Details of share issuances are as follows:

Date	Details	Number	Issue Price	$

21 Nov 2001	Private placement, net of $127,590 issue costs	12,300,000	$0.20	2,332,410
9 May 2002	Share purchase plan, net of $10,313 issue costs	998,500	$0.22	209,357

Year ended 30 June 2002		13,298,500		2,541,767

14 Oct 2002	Private placement, net of $47,432 issue costs	7,000,000	$0.12	792,568
25 Nov 2002	Issue of shares in consideration for services provided by director, Mr. G. Rezos, based on the directors' valuation of services rendered	769,231	$0.13	100,000
18 Jun 2003	Exercise of options	300,000	$0.20	60,000

Year ended 30 June 2003		8,069,231		952,568

4 Aug 2003	Share purchase plan, net of $1,679 issue costs	3,891,572	$0.24	932,298
20 Aug 2003	Exercise of options	650,000	$0.20	130,000
27 Aug 2003	Exercise of options	650,000	$0.20	130,000
28 Aug 2003	Exercise of options	1,725,000	$0.20	345,000
8 Sep 2003	Exercise of options	1,000,000	$0.20	200,000
3 Oct 2003	Exercise of options	1,000,000	$0.20	200,000
6 Oct 2003	Private placement, net of $338,400 issue costs	13,000,000	$0.50	6,161,600
24 Dec 2003	Exercise of options	30,000	$0.20	6,000
6 Jan 2004	Exercise of options	475,000	$0.20	95,000
4 Feb 2004	Exercise of options	2,000,000	$0.20	400,000
20 Apr 2004	Private placement, net of $1,523,865 issue costs	19,375,000	US$0.80	19,413,109
23 Apr 2004	Private placement, net of $286,875 issue costs	5,625,000	US$0.85	6,222,791
3 May 2004	Exercise of options	300,000	$0.20	60,000
19 May 2004	Exercise of options	300,000	$0.20	60,000

Year ended 30 June 2004		50,021,572		34,355,798

F-15

PSIVIDA LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (except as otherwise noted)

(c)	Movements in share options

	Years ended 30 June
	2004		2003		2002
	Number of Options	Comp. Expense	Number of Options	Comp. Expense	Number of Options	Comp. Expense
Beginning of the year	23,700,000	-	21,500,000	-	19,300,000	-
Issued during the year	4,395,000	-	2,520,000	-	2,200,000	-
Forfeited during the year	-	-	(20,000)	-	-	-
Exercised during the year (Note 10(b))	(8,130,000)	-	(300,000)	-	-	-
End of the year	19,965,000	-	23,700,000	-	21,500,000	-

On 11 September 2002 as part of the commitment fee for the $7.5 million equity line of credit facility (see Note 7a), the Company issued to GEM 2,000,000 unquoted options in pSivida at an exercise price of $0.20. Such options vest immediately upon issuance and expire on 31 December 2004.

Employee Share Option Plan
On 1 November 2001 the shareholders of pSivida approved an employee share option plan ("ESOP"), established to allow the Company to grant non-transferable unquoted options over the ordinary shares of pSivida to directors, executives and employees of the Company and consultants. All options issued by the Company subsequent to this date have been in accordance with terms of the ESOP plan.

The ESOP is designed to reward directors, executives and employees of the Company and consultants for their contributions to the Company. It is also proposed as a method of retaining personnel that are key to the growth and development of the Company's intellectual property rights.

Information with respect to the number of options granted under the ESOP is as follows:

	Years Ended 30 June
	2004		2003		2002
	Number of Options	Exercise Price	Number of Options	Exercise Price	Number of Options	Exercise Price
Beginning of the year	2,700,000		2,200,000		-
Issued during the year	4,395,000	0.61	520,000	0.20	2,200,000	0.40
Forfeitures during the year	-		(20,000)	0.20	-
Exercised during the year	-		-		-
End of the financial year	7,095,000		2,700,000		2,200,000

Year ended 30 June 2004
The Company granted 3,895,000 unquoted options to directors, executives and employees and 500,000 unquoted options to consultants of the Company under the ESOP in lieu of cash bonuses and/or increased fees and as a method of providing an incentive to maximise shareholder value. The options were issued for no consideration with an exercise price of $0.61, which was representative of a 25% premium to the 60 day volume weighted average price up to the date of the meeting of shareholders approving the grant. The various tranches of the options granted have different vesting dates; however, all the options expire on 31 December 2007.

F-16

PSIVIDA LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (except as otherwise noted)

Year ended 30 June 2003
The Company granted a total of 520,000 unquoted options to employees under the ESOP.  These options were granted on 1 November 2002 and are exercisable between the period 1 November 2003 and 31 December 2004 subject to non-financial performance criteria and continuing employment.  The options were issued for no consideration with an exercise price of $0.20.  20,000 of these options were subsequently forfeited as a result of employment termination.

Year ended 30 June 2002
The Company granted a total of 2,200,000 unquoted options under the ESOP to directors, executives and employees.  These options were issued for no consideration and are exercisable at $0.40 between the period 31 December 2001 and 31 December 2004 subject to pSivida's share price being at least $0.45 for 30 consecutive days from the date of the grant to the end of the vesting period.

(d)    Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company. Option holders do not have the right to receive dividends and are not entitled to vote at a meeting of the Company.

(e)    Shares and options issued after report date

Details of share issuances are as follows:

The Company issued 49,804,381 ordinary shares at a price of $1.09 in part consideration for the purchase of the remaining outside interest in pSiMedica (893,214 pSiMedica shares)).

Details of option grants are as follows:

The Company granted 2,050,000 options at an exercise price of $1.09 to placement agents in partial payment for their fees payable in respect of the placements which took place on 20 April 2004 and 23 April 2004.

The Company granted 3,889,537 options to various employees and directors of pSiMedica to further facilitate the Company's 100% ownership of pSiMedica and to further incentivise staff towards the unified goals of the Company. The options were issued for no consideration with an exercise price of $1.18, available to be exercised over a period of five years. The options were issued under the Company's ESOP.

The Company granted 5,325,000 options to employees and directors of the Company in recognition of the performance and contributions made in reaching agreement for the acquisition of 100% of pSiMedica and the continued success and growth of the Company. The options were issued for no consideration with an exercise price of $1.18, available to be exercised over a period of five years. The options were issued under the Company's ESOP.

F-17

PSIVIDA LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (except as otherwise noted)

			Years Ended 30 June
			2004	2003	2002
11 RESERVE AND ACCUMULATED DEFICIT
Foreign currency translation reserve	(a	)	78,220	235	32,000
Accumulated deficit	(b	)	(13,190,459)	(9,507,254)	(6,742,101)

(a) Foreign currency translation reserve
Balance at beginning of year			235	32,000	29,300
Movement in reserve			77,985	(31,765)	2,700

Balance at end of year			78,220	235	32,000

The foreign currency translation reserve represents exchange differences arising from the translation of the financial statements of self-sustaining foreign operations.
	Years Ended 30 June
	2004	2003	2002
(b) Accumulated deficit
Balance at beginning of year	(9,507,254)	(6,742,101)	(4,551,682)
Net loss for the year	(3,683,205)	(2,765,153)	(2,190,419)

Balance at end of year	(13,190,459)	(9,507,254)	(6,742,101)

		Years Ended 30 June
	Notes	2004	2003	2002
12 STATEMENTS OF CASH FLOWS

(a) Reconciliation of net loss to net cash flows from operations
Net loss before outside equity interest		(7,518,976)	(5,356,328)	(3,997,024)

Non-cash items
Depreciation and amortisation		346,728	315,700	144,734
Non-cash issue of shares in consideration of services rendered by director Mr. G. Rezos	10(b)	-	100,000	-
Profit on disposal of property, plant and equipment		-	-	(52,554)
Exchange rate adjustments on the balance of cash held in foreign currencies		(1,461,368)	-	-

Changes in assets and liabilities
Increase in payables		1,062,292	402,981	286,344
(Increase)/decrease in receivables		(238,081)	37,364	(27,508)
Increase in prepayments		(12,061)	(6,172)	(8,069)
Increase in deferred assets		-	(34,559)	-
Decrease in withholding tax receivables		-	-	7,399
(Increase)/decrease in GST / VAT receivable		-	(13,853)	45,883

Net cash flows used in operating activities		(7,821,466)	(4,554,867)	(3,600,795)

F-18

PSIVIDA LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (except as otherwise noted)

	30 June
	2004	2003	2002
(b) Reconciliation of cash
Cash balance comprises:
- cash assets	31,350,656	1,180,134	5,051,509

Closing cash balance	31,350,656	1,180,134	5,051,509

(c)	Non-cash financing and investing activities

Year ended 30 June 2003
Acquisition of controlled entity: In July 2002, pSiMedica subscribed for 90% of the issued share capital of pSiOncology Pte Ltd. ("pSiOncology")"), for consideration of £235,000.

The net assets of pSiOncology as of 30 July 2002 were comprised as follows:
Cash		623,664
Other non-current assets		63,615
Net assets acquired		687,279
Less minority interests	-	(64,623)	-
Net assets acquired		622,656
Goodwill arising		-
Net cash effect: Cash consideration paid		(622,656)
Cash included in net assets acquired		623,664
Net cash received on purchase of subsidiary		1,008

On 24 May 2004, pSiMedica issued 56,954 ordinary shares to acquire the remaining minority interest in pSiOncology.

During the years ended 30 June 2004, 2003 and 2002, the Company issued shares and options in consideration for services rendered. See Notes 10(b) and 10(c).

During the year ended 30 June 2002 the Company sold property and equipment for $765,000, of which $62,446 was received by way of settlement of a creditor balance. During the year ended 30 June 2004, the Company purchased property and equipment for $559,405, of which $32,237 was financed with trade creditors and therefore was not reflected in the consolidated statements of cash flows.

	30 June
	2004	2003	2002
13 EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS

(a) Employee entitlements

The aggregate employee entitlement liability is comprised of:
Accrued wages, salaries and on costs	56,011	43,735	65,545

Number of employees: 20 (2003: 14 employees, 2002: 12 employees)

F-19

PSIVIDA LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (except as otherwise noted)

	Years Ended 30 June
	2004	2003	2002
14 LOSS PER SHARE
The following reflects the net loss and share information used in the calculation of basic and diluted loss per share:
Net loss	(7,518,976)	(5,356,328)	(3,997,024)
Adjustments:
Net loss attributable to outside equity interest	3,835,771	2,591,175	1,806,605
Loss used in calculating basic and diluted loss per share	(3,683,205)	(2,765,153)	(2,190,419)

	Number of ordinary shares	Number of ordinary shares	Number of ordinary shares
Weighted average number of ordinary shares used in calculating basis loss per share:	126,990,066	101,281,292	89,834,844
Effect of dilutive securities:
Share options	-	-	-
Adjusted weighted average number of ordinary shares used in calculating basic and diluted loss per share	126,990,066	101,281,292	89,834,844

(a)

Conversions, subscription or issues after 30 June 2004

Since the end of the financial year 1,050,000 options have been exercised and converted into 1,050,000 ordinary shares. In addition, 49,804,381 ordinary shares were issued in part consideration for the acquisition of the remaining outside equity interest of pSiMedica (see Note 10(e) for further discussion).

(b)

Share options

Share options are anti-dilutive.

F-20

PSIVIDA LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (except as otherwise noted)

15 REMUNERATION OF DIRECTORS AND EXECUTIVES

The directors of pSivida during the year ended 30 June 2004 were:

•	Dr. R. Brimblecombe - Non-Executive Chairman
•	Dr. R. Aston - Director, Research and Commercialisation
•	Mr. G. Rezos - Managing Director
•	Mrs. N. Donovan - Finance Director / Company Secretary

The executives of pSivida during the year ended 30 June 2004 were:

•	Prof Leigh Canham - Chief Scientific Officer
•	Dr. A. Kluczewska - Product Development
•	Dr. J. Ogden - Commercialisation Director
•	Mr. S. Connor - Operations Director
•	Dr. R. Saffie-Siebert - Research Director

Year ended 30 June 2004	Primary			Post Employment			Equity	Other Benefit	Total
	Salary and fees	Bonus	Non-monetary	Super-annuation	Prescribed benefits	Other	Options
Directors
Dr. R. Brimblecombe	152,992	-	-	-	-	-	145,200	-	298,192
Dr. R. Aston	302,822	40,000	-	40,711	-	-	181,500	-	565,033
Mr. G. Rezos	363,881	250,000	-	27,320	-	-	435,600	-	1,076,801
Mrs. N. Donovan	90,325	-	-	2,250	-	-	127,050	-	219,625
Total	910,020	290,000	-	70,281			889,350		2,159,651

Executives
Prof L. Canham	180,537	-	-	35,410	-	-	-	3,832	219,779
Dr. A. Kluczewska	143,600	25,000	-	-	-	-	295,572	-	464,172
Dr. J. Ogden	102,873	-	-	11,581	-	-	-	3,072	117,526
Mr. S. Connor	176,773	-	-	23,683	-	-	-	6,941	207,397
Dr. R. Saffie-Siebert	130,742	-	-	15,441	-	-	-	2,307	148,490
Total	734,525	25,000	-	86,115	-	-	295,572	16,152	1,157,364

F-21

PSIVIDA LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (except as otherwise noted)

Year ended 30 June 2003	Primary			Post Employment			Equity	Other Benefits	Total
	Salary and fees	Bonus	Non-monetary	Super-annuation	Prescribed benefits	Other	Options
Directors
Dr. R. Brimblecombe	73,377	-	-	-	-	-	-	-	73,377
Dr. R. Aston	242,467	-	-	29,654	-	-	-	2,186	274,307
Mr. G. Rezos	173,333	-	100,000 (1)	-	-	-	-	-	273,333
Mrs. N. Donovan	90,000	-	-	-	-	-	-	-	90,000
Total	579,177	-	100,000	29,654	-	-	-	2,186	711,017

Executives
Prof L. Canham	176,692	-	-	22,087	-	-	-	2,118	200,897
Dr. A. Kluczewska	2,000	-	-	-	-	-	-	-	2,000
Mrs. J. Ogden	-	-	-	-	-	-	-	-	-
Mr. S. Connor	176,692	-	-	22,087	-	-	-	2,216	200,995
Dr. R. Saffie-Siebert	98,040	-	-	12,232	-	-	-	851	111,123
Total	453,424	-	-	56,406	-	-	-	5,185	515,015

(1) - The $100,000 fees payable to Mr. G. Rezos were settled by the issue of 769,231 ordinary shares.

Year ended 30 June 2002	Primary			Post Employment			Equity	Other Benefits	Total
	Salary and Fees $	Bonus $	Non-monetary $	Super-annuation $	Prescribed benefits $	Other $	Options $
Directors
Dr. R. Aston	39,016	-	-	-	-	-	-	-	39,016
Dr. R. Aston	169,517	-	-	-	-	-	-	-	169,517
Mr. G. Rezos	169,517	40,000	-	-	-	-	-	41,400	250,917
Total	378,050	40,000	-	-	-	-	-	41,400	459,450

Executives
Prof L. Canham	166,452	-	-	22,541	-	-	-	180	189,173
Dr. A. Kluczewska	-	-	-	-	-	-	-	-	-
Mrs. J. Ogden	-	-	-	-	-	-	-	-	-
Mr. S. Connor	120,216	-	-	16,401	-	-	-	180	136,797
Dr. R. Saffie-Siebert	83,226	-	-	11,247	-	-	-	46	94,519
Total	369,894	-	-	50,189	-	-	-	406	420,489

F-22

PSIVIDA LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (except as otherwise noted)

	Years ended 30 June
	2004	2003	2002
16 AUDITORS' REMUNERATION

Amounts received or due and receivable for:
- an audit or review of the statutory financial report of the Company	16,500	16,000	15,000
- other services in relation to the Company	6,000	4,628	3,583
	22,500	20,628	18,583

Amounts received or due and receivable by the auditors other than the statutory auditors of pSivida for:

- An audit or review of the financial statements of subsidiary entities	30,393	38,600	14,961

17	RELATED PARTY DISCLOSURES

(a)	The Directors of pSivida during the financial period were:
Dr. R Brimblecombe
Dr. R Aston
Mr. G Rezos
Mrs. N Donovan

(b)	pSivida is the ultimate controlling entity.

(c)	All transactions with related parties are made on normal commercial terms and conditions except where indicated. The following related party transactions occurred during the financial year:

i)	Consultancy fees and other payments of $341,362 (2003:$173,333, 2002: $250,917) were paid to Aymon Pacific Pty Ltd, a company controlled by Mr. G Rezos; such fees and other payments have been included as part of remuneration of directors (Note 15).

ii)	Consultancy fees and other payments of $44,000 (2003:$Nil, 2002: $Nil) were paid to Newtonmore Pty Ltd, a company controlled by Dr. R Aston; such fees and other payments have been included as part of remuneration of directors (Note 15).

iii)	Consultancy fees of $71,858 (2003: $45,000, 2002: $Nil) were paid to Blackwood Pty Ltd, a company controlled by Mrs. N Donovan; such fees have been included as part of remuneration of directors (Note 15).

iv)	An amount of £186,682 ($457,567) (2003 £207,492 ($564,033), 2002: £148,777 ($404,694)) was paid or payable to QinetiQ Limited, a shareholder of pSiMedica, for the use of laboratory facilities and for patent filing and administration.

v)	An amount of $78,068 (2003: $22,622, 2002: $25,238) was paid to Blake Dawson Waldron (BDW) for various routine arms-length legal services. BDW is a national Australian firm with over 180 partners. One of those 180 partners is a relative of a pSivida director.

vi)	An amount of $12,637 (2003: $52,187, 2002: $Nil) was paid to Viaticus Capital Ltd, a company controlled by Mr. G. Rezos, for sublease of BGC Centre office space.

vii)	An amount of $149,489 (2003: $Nil, 2002: $Nil) was paid to Albion Capital Partners, of which Mr. G. Rezos is a partner, for sublease of BGC Centre office space

viii)	Amounts owing to directors, director related parties and other related parties as of 30 June 2004 were $37,145 (2003: $31,182).

F-23

PSIVIDA LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (except as otherwise noted)

(d)	Equity instruments of directors

Interests in the shares and options of pSivida held by directors of the reporting entity and their director-related entities as of 30 June 2004 are as follows:

Fully paid ordinary shares issued by pSivida
	Balance at 1 July 2003	Granted as remuneration	Received on exercise of options	Net other change	Balance at 30 June 2004	Balance held nominally
	No.	No.	No.	No.	No.	No.
Directors
Dr. R. Brimblecombe	300,000	-	-	20,833	320,833
Mr. G. Rezos	10,874,824	-	-	20,833	10,895,657
Dr. R. Aston	3,070,000	-	-	20,833	3,090,833
Mrs. N. Donovan	33,500	-	-	20,833	54,333
Executives
Prof L. Canham	-	-	-	-	-	-
Dr. A. Kluczewska	-	-	-	-	-	-
Dr. J. Ogden	-	-	-	-	-	-
Mr. S. Connor	-	-	-	-	-	-
Dr. R. Saffie-Siebert	-	-	-	-	-	-

Share options issued by pSivida

	Balance at 1 July 2003	Granted as remuneration	Exercised	Other change	Balance at 30 June 2004	Balance vested at 30 June 2004	Vested but not exercisable	Vested and exercisable	Options vested during year
	No.	No.	No.	No.	No.	No.	No.	No.	No.
Directors
Dr. R. Brimblecombe	600,000	400,000	-	-	1,000,000	1,000,000	-	1,000,000	400,000
Mr. G. Rezos	4,250,000	1,200,000	-	-	5,450,000	5,450,000	-	5,450,000	1,200,000
Dr. R. Aston	4,000,000	500,000	-	-	4,500,000	4,500,000	-	4,500,000	500,000
Mrs. N. Donovan	500,000	350,000	-	-	850,000	850,000	-	850,000	600,000
Executives
Prof L. Canham	-	-	-	-	-	-	-	-	-
Dr. A. Kluczewska	-	1,200,000	-	-	1,200,000	400,000	-	400,000	400,000
Dr. J. Ogden	-	-	-	-	-	-	-	-	-
Mr. S. Connor	-	-	-	-	-	-	-	-	-
Dr. R. Saffie-Siebert	-	-	-	-	-	-	-	-	-

F-24

PSIVIDA LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (except as otherwise noted)

Interests in the shares and options of pSiMedica held by directors of pSivida and their director-related entities as of 30 June 2004 are as follows:

Fully paid ordinary shares issued by pSiMedica

	Balance at 1 July 2003	Granted as remuneration	Received on exercise of options	Net other change	Balance at 30 June 2004	Balance held nominally
	No.	No.	No.	No.	No.	No.
Directors
Dr. R. Brimblecombe	-	-	-	-	-	-
Mr. G. Rezos	6,750	-	-	-	6,750	-
Dr. R. Aston	70,000	-	-	-	70,000	-
Mrs. N. Donovan	-	-	-	-	-	-
Executives
Prof L. Canham	70,000	-	-	-	70,000	-
Dr. A. Kluczewska	-	-	-	-	-	-
Dr. J. Ogden	-	-	-	-	-	-
Mr. S. Connor	-	-	-	-	-	-
Dr. R. Saffie-Siebert	-	-	-	-	-	-

Share options issued by pSiMedica

	Bal at 1 July 2003	Granted as remuneration	Exercised	Other change	Balance at 30 June 2004	Balance vested at 30 June 2004	Vested but not exercisable	Vested and exercisable	Options vested during year
	No.	No.	No.	No.	No.	No.	No.	No.	No.
Directors
Dr. R Brimblecombe	10,000	5,000	-	-	15,000	15,000	-	-	5,000
Mr. G. Rezos	1,500	1,500	-	-	3,000	3,000	-	-	1,500
Dr. R. Aston	7,500	5,000	-	-	12,500	12,500	-	-	5,000
Mrs. N. Donovan	-	-	-	-	-	-	-	-	-
Executives
Prof L. Canham	8,000	4,000	-	-	12,000	12,000	-	-	4,000
Dr. A. Kluczewska	-	-	-	-	-	-	-	-	-
Dr. J. Ogden	-	10,000	-	-	10,000	10,000	-	-	10,000
Mr. S. Connor	7,000	2,000	-	-	9,000	9,000	-	-	2,000
Dr. R. Saffie-Siebert	3,600	5,400	-	-	9,000	9,000	-	-	5,400

pSiMedica has a total of 1,424,600 ordinary shares on issue.

F-25

PSIVIDA LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (except as otherwise noted)

Movements in directors' equity holdings (direct and indirect)
In aggregate the following transactions concerning shares or share options with directors or director-related entities have occurred:
	Dr. R. Brimblecombe	Mr. G. Rezos	Dr. R. Aston	Mrs. N. Donovan
	Number	Number	Number	Number

– Purchase of ordinary shares	20,833	20,833	20,833	20,833
– Issue of options under the ESOP	400,000	1,200,000	500,000	350,000

All equity dealings with directors have been entered into with terms and conditions no more favourable than those that the entity would have adopted if dealing at arm's length. No other benefits have been received or are receivable by directors, other than already disclosed in the notes to the financial statements.

18	SEGMENT INFORMATION

a) Business segment - Primary segment

The Company operates in only one business segment being the biotechnology sector.

b) Geographic segment - Secondary segment

	Australia		United Kingdom		Singapore		Eliminations		Consolidated
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Segment revenue	251,314	25,065	887,395	72,729	10,922	12,881	(767,952)	-	381,679	110,675
Segment assets	43,390,853	9,429,090	5,910,728	1,361,649	1,412,920	384,098	(10,347,443)	(3,999,495)	40,367,058	7,175,342
Other segment information:
Acquisition of property, plant and equipment, intangible assets and other non-current assets	4,901,489	71,429	3,696,463	596,250	-	58,302	(5,501,723)	(581,606)	3,096,229	144,375

19   FINANCIAL INSTRUMENTS

(a)   Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 1.

(b)   Interest rate risk

Deposits or withdrawals from term deposits may be made at any time without prior notice or penalty. Receivables and payables are non-interest bearing.

F-26

PSIVIDA LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (except as otherwise noted)

The Company's exposure to interest rates and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

			Fixed interest rate maturity
2004	Average interest rate %	Variable interest rate $	Less than 1 year $	1 to 5 years $	More than 5 years $	Non- interest bearing $	Total $
Financial assets
Cash assets	4.4	31,350,656	-	-	-	-	31,350,656
Receivables	N/A	-	-	-	-	340,482	340,482
		31,350,656	-	-	-	340,482	31,691,138
Financial Liabilities
Payables	N/A	-	-	-	-	1,938,115	1,938,115
		-	-	-	-	1,938,115	1,938,115

Fixed interest rate maturity
2003	Average interest rate %	Variable interest rate $	Less than 1 year $	1 to 5 years $	More than 5 years $	Non- interest bearing $	Total $

Financial assets
Cash assets	4.4	1,180,134	-	-	-	-	1,180,134
Receivables	N/A	-	-	-	-	102,401	102,401
		1,180,134	-	-	-	102,401	1,282,535
Financial Liabilities
Trade payables	N/A	-	-	-	-	875,823	875,823
		-	-	-	-	875,823	875,823
(c)   Fair values

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective fair values, determined in accordance with the accounting policies disclosed in Note 1.

(d)   Credit Risk

Financial assets, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and receivables. The Company's cash assets are placed with high credit quality financial institutions and receivables are presented net of any allowances for estimated doubtful receivables. Accordingly, the directors believe the Company has no significant concentration of credit risk.

20   ADDITIONAL COMPANY INFORMATION

pSivida is a listed public company, incorporated and operating in Australia.

Level 12, BGC Centre
28 The Esplanade
Perth WA 6000
Australia
Tel: +61 (08) 9226 5099

21   INTERNATIONAL FINANCIAL REPORTING STANDARDS

In accordance with the Financial Reporting Council's strategic directive, pSivida will be required to prepare financial statements that comply with Australian equivalents to International Financial Reporting Standards ("A-IFRS") for annual reporting periods beginning on or after 1 January 2005. Accordingly, pSivida's first half-year report prepared under A-IFRS will be for the half-year reporting period ending 31 December 2005, and its first annual financial report prepared under A-IFRS will be for the year ending 30 June 2006.

F-27

PSIVIDA LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (except as otherwise noted)

The Company has recently commenced its review of accounting policies and financial reporting from current Australian Standards to A-IFRS. Priority has been given to considering the preparation of an opening balance sheet in accordance with A-IFRS as of 1 July 2004. This will form the basis of accounting for A-IFRS in the future. At the date of this report, the directors of pSivida have not yet finalised a high-level assessment of the impact of A-IFRS on the Company, and consequently have not yet determined how they are going to manage the transition to A-IFRS. However, the directors are monitoring the developments in A-IFRS and the potential impact it will have on the Company, and expect to complete an impact study and commence a plan to prepare the Company to be A-IFRS compliant shortly.

While no decision has yet been made as to the policy alternatives to be applied or the extent to which it will affect the Company, the directors of pSivida have identified the following as being the key accounting policy differences expected to arise on transitioning to A-IFRSs. This does not represent an exhaustive list of the differences that will arise, and further analysis may change the Company's assessment of the importance or otherwise of the various differences:

•	First time adoption - On first-time adoption of A-IFRS, the Company will be required to restate its comparative balance sheet such that the comparative balances presented comply with the requirements specified in the A-IFRS. That is, the balances that will be presented in the financial report for the year ended 30 June 2005 may not be the balances that will be presented as comparative numbers in the financial report for the following year, as a result of the requirement to retrospectively apply the A-IFRS. In addition, certain assets and liabilities may not qualify for recognition under A-IFRS, and will need to be derecognised. As any adjustments on first-time adoption are to be made against opening retained earnings, the amount of retained earnings at 30 June 2004 presented in the 2005 financial report and the 2006 financial report available to be paid out as dividends may differ significantly.

Various voluntary and mandatory exemptions are available to the Company on first-time adoption, which will not be available on an ongoing basis. The exemptions provide relief from retrospectively accounting for certain balances, instruments and transactions in accordance with A-IFRS, and includes relief from having to restate past business combinations, expense share-based payments granted before 7 November 2002, and the identification of a 'deemed cost' for property, plant and equipment.

The impact on the Company of the changes in accounting policies on first-time adoption of A-IFRS will be affected by the choices made. The Company is evaluating the effect of the options available on first-time adoption in order to determine the best possible outcome for the Company.

•	Business combinations -Historically, the acquisition of an entity or operation has been accounted for under the purchase method of accounting by the legal acquirer. Where consolidated financial statements are prepared, the assets and liabilities purchased are initially recognised at their fair values

Under A-IFRS, the purchase method of accounting must be applied where there is a business combination, however, not all acquisitions will qualify as a business combination, and as such the purchase method of accounting for certain acquisitions will no longer be appropriate. In addition, the legal acquirer may not be the 'acquirer' per A-IFRS, and the consolidated financial statements may consequently reflect the fair values of the legal acquirer's assets and liabilities rather than the fair value of the assets and liabilities of the entity legally acquired.

Furthermore, there are a number of recognition and measurement differences that result in relation to assets and liabilities acquired in a business combination, particularly in relation to intangible assets and restructuring provisions. Acquired contingent liabilities must also be recognised at their fair values where acquired in a business combination.

The impact of these changes in accounting policy on first-time adoption will depend on whether the Company will elect to adopt the exemption available to it to not reopen past acquisitions and retrospectively account for them appropriately. Under AASB 3 "Business Combinations", the Company has chosen to utilise the exemption under AASB 1 "Australian Adoption of International Financial Reporting Standards" for all past business combinations. On an ongoing basis, this change in policy may significantly affect the profit and loss and balance sheet, as the accounting going forward may significantly differ from the manner in which such transactions are treated under A-GAAP.

F-28

PSIVIDA LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (except as otherwise noted)

•	Intangibles - Under the AASB 136 "Impairment of Assets", the Company is required to assess impairment of intangible assets using discounted expected net cash flows at a risk-adjusted rate. The Company's existing impairment policy under A-GAAP is to determine the recoverable amount of its intellectual property based on undiscounted cash flows. The Company does not, however, expect that an adjustment will arise as a result of the anticipated change to this accounting policy under A-IFRS.

•	Income tax - The Company currently recognises deferred taxes by accounting for the differences between accounting profits and taxable income, which give rise to 'permanent' and 'timing' differences. Under A-IFRS, deferred taxes are measured by reference to the 'temporary differences' determined as the difference between the carrying amount and the tax base of assets and liabilities recognised in the balance sheet.

Because A-IFRS has a wider scope than the entity's current accounting policies, it is likely that the amount of deferred taxes recognised in the balance sheet will increase. In particular, significant increases in deferred tax liabilities are anticipated in relation to deferred taxes associated with fair value adjustments and intangibles arising in relation to pre-transition business combinations.

The Company also has carried forward tax losses which have not been recognised as deferred tax assets as they do not satisfy the 'virtually certain' criteria under A-GAAP. Under A-IFRS, it may be easier to recognise these tax losses as deferred tax assets as they are recognised based on a 'probable' recognition criteria. The impact of this difference may be to increase deferred tax assets and opening retained earnings, and result in a higher level of recognised deferred tax assets on a go-forward basis.

Adjustments to the recognised amounts of deferred taxes may also result as a consequence of adjustments to the carrying amounts of assets and liabilities resulting from the adoption of other A-IFRS. The likely impact of these changes on deferred tax balances has not currently been determined.

•	Foreign Currency - Under AASB 121 "The Effects of Changes in Foreign Exchange Rates", the Company will be required to consider the currency of the primary economic environment in which pSivida and each of its subsidiaries operates. It is unlikely the adoption of this standard will result in a material impact to the Company's opening balance sheet.

•	Share based payments - Share-based compensation forms part of the remuneration of employees of the Company (including executives) as disclosed in the notes to the financial statements. The Company does not recognise an expense for any share-based compensation granted. Under A-IFRS, the Company will be required to recognise an expense for such share-based compensation measured at the fair value of the share options determined at grant date and recognised over the expected vesting period of the options. A reversal of the expense will be permitted to the extent non-market based vesting conditions (e.g. service conditions) are not met. The Company will not retrospectively recognise share-based payments vested before 1 January 2005 as permitted under A-IFRS first time adoption.

Similar impacts will also occur in future periods, however, quantification of the impact on equity and in the income statement of the existing share options granted as remuneration has not been completed at the reporting date.

22	SUBSEQUENT EVENTS

On 4 August 2004 the Company completed the acquisition of the remaining minority interest in pSiMedica (893,214 shares) and pSiMedica became a wholly owned subsidiary of the Company.  In consideration for the acquisition, the Company issued 49,804,381 ordinary fully paid shares issued at $1.09, paid $4,323,622 in cash, and granted 678,537 options in relation to 52,700 pSiMedica options previously granted to directors and employees of pSiMedica.

Immediately following the acquisition, QinetiQ held 35,699,629 ordinary shares of the Company, which constitutes approximately 17.5% of the issued shares.

F-29

PSIVIDA LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (except as otherwise noted)

Refer to Note 10(e) above for shares and options issued post balance date.

On 24 August 2004, the Company incorporated AION Diagnostics Limited, an Australian resident wholly-owned subsidiary of pSivida, to focus on developing the diagnostic applications of BioSilicon™.

23	RECONCILIATION TO US GAAP

The financial statements have been prepared in accordance with A-GAAP, which differ in certain respects from accounting principles generally accepted in the United States of America ("US GAAP"). The following is a summary of the adjustments to net loss and total equity required when reconciling such amounts recorded in the financial statements to the corresponding amounts in accordance with US GAAP, considering the differences between A-GAAP and US GAAP.

Reconciliation of net loss

The following is a reconciliation of net loss as reported in the consolidated statements of financial performance under A-GAAP to net loss as adjusted for the effects of the application of US GAAP for the years ended 30 June 2004 and 2003:

			Years ended 30 June
			2004	2003
Net loss in accordance with A-GAAP			(3,683,205)	(2,765,153)
US GAAP adjustments:
Share-based compensation expense	(a	)
Options issued to consultants			(250,933)	(54,951)
Options issued to directors, executives and employees			(448,920)	(10,000)
Intangible assets
Fair value of shares issued as consideration -amortisation expense	(b	)	(18,198)	(18,198)
Direct acquisition costs - amortisation expense	(c	)	(9,357)	(9,357)
Amortisation of intangible assets	(d	)	(650,140)	(451,606)
Sales of stock by subsidiaries - amortisation expense	(e	)	15,840	20,847
In-process research and development	(f	)	(1,035,018)	-
Deferred tax effect of US GAAP adjustments	(g	)	-	-
Outside equity interest - US GAAP adjustments	(h	)	20,920	-
Net loss in accordance with US GAAP			(6,059,011)	(3,288,418)

Loss per share in accordance with US GAAP:
Basic and diluted			(0.05)	(0.03)
Weighted average shares - basic and diluted			126,990,066	101,281,292

F-30

PSIVIDA LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (except as otherwise noted)

Reconciliation of total equity

The following is a reconciliation of total equity as reported in the consolidated statements of financial position under A- GAAP to total equity as adjusted for the effects of the application of US GAAP as of 30 June 2004 and 2003:

			30 June
			2004	2003
Total equity in accordance with A-GAAP			38,428,943	6,299,519
US GAAP adjustments:
Intangible assets
Fair value of shares issued as consideration	(b	)	160,744	178,942
Direct acquisition costs	(c	)	82,648	92,005
Amortisation of intangible assets	(d	)	(1,607,137)	(956,997)
Sales of stock by subsidiaries	(e	)	351,568	(204,999)
In-process research and development	(f	)	(1,035,018)	-
Deferred tax effect of US GAAP adjustments	(g	)	-	-
Outside equity interest	(h	)
Consolidated statement of financial position classification US GAAP adjustments			(1,583,200) 20,920	(204,354) -
Total equity in accordance with US GAAP			34,819,468	5,204,116

Rollforward analysis of stockholders' equity under US GAAP

			Years ended 30 June
			2004	2003
Balance in accordance with US GAAP, beginning of year			5,204,116	7,506,780
Issuance of shares in connection with private placements, net of issue costs			31,797,500	792,568
Issuance of shares in connection with share purchase plan, net of issue costs			932,298	-
Issuance of shares in connection with exercise of options			1,626,000	60,000
Issuance of shares to director in consideration for services rendered			-	100,000
Compensation expense attributable to issuance of options to consultants for services rendered	(a	)	250,933	54,951
Compensation expense attributable to issuance of options to directors, executives and employees	(a	)	448,920	10,000
Gain on sales of stock by subsidiaries	(e	)	540,727	-
Foreign currency translation adjustment			77,985	(31,765)
Net loss in accordance with US GAAP			(6,059,011)	(3,288,418)
Balance in accordance with US GAAP, end of year			34,819,468	5,204,116

F-31

PSIVIDA LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (except as otherwise noted)

(a)	Share-based compensation

Options issued to consultants

As disclosed in Note 10(c), the Company issued 500,000 share options to an outside consultant during the year ended 30 June 2004 as an incentive for future performance. Additionally, during the year ended 30 June 2003, the Company issued 2,000,000 share options to GEM pursuant to an agreement for a fully underwritten $7.5 million equity line of credit. Under A-GAAP, the Company did not recognize any compensation expense in connection with the issuance of the options. Under US GAAP, such options are accounted for under Statements of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF 96-18"). Accordingly, the Company has calculated compensation cost based on the estimated fair value of the options measured on the date the services were completed by the respective consultants, using the Black-Scholes model with the following weighted average assumptions:

•	risk-free interest rate of 5.55% for fiscal 2004 and 5.31% for fiscal 2003;
•	no dividends;
•	expected volatility of 70%; and
•	expected life of two years.

The resulting compensation cost is charged to earnings ratably over the vesting period.

Options issued to directors, executives and employees

Under US GAAP, the Company has elected to account for the issuance of share options to the directors, executives and employees in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. Under APB 25, compensation cost is recognised to the extent that the fair value of the stock exceeds the exercise price of the options at the measurement date, and is charged to earnings ratably over the vesting period. Following is a summary of the share options accounted for under APB 25:

pSivida

•	As disclosed in Note 10(c), the Company issued 3,895,000 share options under the ESOP to directors, executives and employees during the year ended 30 June 2004. No compensation cost was recognized for such options because the exercise price exceeded the quoted market price on the date of grant.

•	As disclosed in Note 10(c), the Company issued 520,000 share options under the ESOP to employees during the year ended 30 June 2003. The share options vest one year from the date of grant subject to the option holders having satisfied defined performance criteria. Under US GAAP, these options are considered variable plan options as the number of shares the individuals are entitled to receive are not known at the date of grant. Compensation cost is computed on the date of grant based on management’s estimate of the number of shares that will eventually be issued upon the achievement of the specific performance criteria and adjusted at each statement of financial position date (up to the vesting date) for changes in the estimate of the number of the shares and the quoted market price of the shares. 500,000 of the share options vested during the year ended 30 June 2004.

•	As disclosed in Note 10(c), the Company issued 2,200,000 share options under the ESOP to directors, executives and employees during the year ended 30 June 2002. The vesting of these share options is conditional upon a share performance measure. Under US GAAP, these options are considered variable plan options as the number of shares the individuals are entitled to receive are not known at the date of grant. As the share performance measure is beyond the control of the Company, any resulting compensation expense is recognised under APB 25 when the target is achieved. During the year ended 30 June 2004, all options vested as the share performance target was met, and accordingly, the Company recognised compensation expense under APB 25 based on the excess of the quoted market price on the vesting date over the exercise price of the share options.

F-32

PSIVIDA LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (except as otherwise noted)

pSiMedica

•	pSiMedica issued 30,300 and 12,000 share options to directors, executives and employees of pSiMedica during the years ended 30 June 2004 and 2003, respectively. The Company recognized compensation expense for 3,375 options issued during the year ended 30 June 2004 based on the excess of the estimated fair value of stock over the exercise price on the date of grant. No compensation cost was recognized for the remaining 26,925 options issued during the year ended 30 June 2004 and all 12,000 options issued during the year ended 30 June 2003 because the exercise price exceeded the estimated fair value on the date of grant for these options.

•	pSiMedica issued 29,900 and 26,600 share options to directors, executives and employees of pSiMedica during the years ended 30 June 2004 and 2003, respectively. The share options vest three years from the date of grant subject to the option holders having satisfied defined performance criteria. Under US GAAP, these options are considered variable plan options as the number of shares the individuals are entitled to receive are not known at the date of grant. Compensation cost is computed on the date of grant based on management’s estimate of the number of shares that will eventually be issued upon the achievement of the specific performance criteria and adjusted at each statement of financial position date (up to the vesting date) for changes in the estimate of the number of the shares and the estimated fair value of the shares.

(b)   Fair value of shares issued as consideration

On 10 May 2001, the Company acquired the controlling economic interest in pSiMedica and issued shares for a portion of the consideration. Under A-GAAP, the fair value of the share consideration was calculated based on the price in the shareholder’s agreement (which was derived from an independent valuation report). Under US GAAP, the fair value of the shares issued to affect the acquisition is the average quoted market price for a period of two days period before and two days after the date the terms of the acquisition is agreed to and announced. Accordingly, for US GAAP purposes, the Company has recorded an increase to the value of identifiable intangible assets equal to the difference. Such difference is amortised over the estimated useful life of 12 years.

(c) Direct acquisition costs

Under A-GAAP, the Company expenses the direct costs of the acquisition as incurred. Under US GAAP, the direct acquisition costs are capitalized as part of the purchase price. Accordingly, for US GAAP purposes, the Company has recorded an increase to the value of identifiable intangible assets equal to the amount of the direct acquisition costs. Such difference is amortised over the estimated useful life of 12 years.

(d) Amortisation of intangible assets

In connection with the acquisition of pSiMedica (acquired in steps from 18 December 2000 to 4 August 2004), the Company acquired intangible assets classified as core intellectual property under A-GAAP. Under A-GAAP, the core intellectual property is currently not amortised. Rather, amortisation will commence on commercial production of related products over the remaining estimated useful life. Under US GAAP, the intangible assets are classified as licenses and amortised from the date of acquisition on a straight-line basis over the estimated useful life of 12 years.

(e) Sales of stock by subsidiaries

During the years ended 30 June 2004 and 2002, pSiMedica and pSiOncology issued additional shares which resulted in a change in pSivida’s proportionate interest in the respective subsidiaries. Details are as follows:

▪	On 7 March 2002, pSiMedica issued a total of 400,000 ordinary shares (as adjusted for a 100 to 1 share split) to pSivida and another shareholder at £5 (A$13.61) per share, resulting in a total of £2,000,000 (A$5,443,658) cash consideration. This issuance increased pSivida’s direct ownership interest in pSiMedica from 40.05% to 42.85%.

F-33

PSIVIDA LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (except as otherwise noted)

▪	On 13 October 2003, pSiMedica issued a total of 237,342 preference shares to pSivida and another shareholder at £12.64 (A$30.47) per share, resulting in a total of £3,000,000 (A$7,232,401) cash consideration. This issuance increased pSivida’s direct ownership interest in pSiMedica from 42.85% to 46.25%.

▪	On 1 March 2004, pSiOncology issued a total of 2,769 shares to pSiMedica and other minority shareholders at SGD$1,000 (A$761.61) per share, resulting in a total of SGD$2,769,000 (A$2,108,911). This issuance increased pSivida’s direct ownership interest in pSiOncology from 38.56% to 42.26%.

▪	On 24 May 2004, pSiMedica issued 56,954 ordinary shares to the minority shareholders of pSiOncology at £12.64 (A$32.29) per share in consideration for the minority interest in pSiOncology, resulting in a total of £719,899 (A$1,838,822) non-cash consideration. This issuance decreased pSivida’s direct ownership interest in pSiMedica from 46.25% to 44.72%.

Under A-GAAP, the change in pSivida’s proportionate interest in the respective subsidiaries due to the above share issuances is eliminated on consolidation and therefore is not recognised in the consolidated financial statements. Under US GAAP, the issuance of ordinary shares by a subsidiary is accounted for in accordance with Staff Accounting Bulletin No. 51, “Accounting For Sales Of Stock By A Subsidiary” (“SAB 51”) which requires the difference between the carrying amount of the parent's investment in a subsidiary and the underlying net book value of the subsidiary after issuance of ordinary shares by the subsidiary be reflected as either a gain or loss in the statement of operations or reflected as an equity transaction. The Company has elected to account for SAB 51 gains and losses resulting from the sale of a subsidiary's ordinary shares as equity transactions. Accordingly, for US GAAP purposes, the Company has recorded an adjustment to the value of identifiable intangible assets and additional paid-in capital for the resulting SAB 51 gains and losses. Such difference is amortised over the estimated useful life of 12 years.

(f) In-process research and development

In connection with the acquisition of the remaining minority interest in pSiOncology during the year ended 30 June 2004, the Company acquired intangible assets classified as core intellectual property under A-GAAP. Under A-GAAP, the core intellectual property is currently not amortised. Rather, amortisation will commence on commercial production of related products. For US GAAP purposes, the directors considered the guidance contained in the AICPA Practice Aid “Assets Acquired in a Business Combination to be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries” and determined that the acquired intangible assets were in-process research and development (“IPR&D”) in nature and did not have an alternative future use. Therefore, under US GAAP, the IPR&D is written off to earnings at the date of acquisition.

(g) Deferred tax effect of US GAAP adjustments

The deferred tax effect of US GAAP adjustments is nil because it is more likely than not that the net deferred tax asset will not be realized, and accordingly, the Company has recorded a 100% valuation allowance against the net deferred tax asset.

(h) Outside equity interest

Consolidated statement of financial position classification

Under A-GAAP, the outside equity interest in controlled entities is classified as a component of total equity. Under US GAAP, the outside equity interest (also referred to as “minority interest”) is classified between liabilities and stockholders’ equity in the consolidated statements of financial position.

US GAAP adjustments

Certain of the A-GAAP to US GAAP adjustments relate to subsidiaries in which there exists an outside equity interest. Such adjustments are attributed to the outside equity interest accordingly.

(i) Consolidated statement of financial performance classification differences

F-34

PSIVIDA LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (except as otherwise noted)

Under A-GAAP, interest income is reported as a component of revenue from ordinary activities. Under US GAAP, interest income is reported as a component of non-operating income/(loss).

Under A-GAAP, proceeds from the disposal of property, plant and equipment is reported as a component of revenue from ordinary activities. Under US GAAP, only the net gain/(loss) is reported in operating income/(loss).

Under A-GAAP, interest expense is reported as a component of loss from ordinary activities. Under US GAAP, interest expense is reported as a component of non-operating income/(loss).

(j) Consolidated statement of comprehensive loss

Set out below is an analysis of comprehensive income/(loss) under A-GAAP for the years ended 30 June 2004 and 2003:

	Years ended 30 June
	2004	2003
Net loss in accordance with A-GAAP	(3,683,205)	(2,765,153)
Other comprehensive income/(loss):
Foreign currency translation adjustment	77,985	(31,765)
Comprehensive loss in accordance with A- GAAP	(3,605,220)	(2,769,918)

F-35

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

Effective August 4, 2004, pSivida Limited (the “Company”) acquired the minority interest of pSiMedica Limited (“pSiMedica”). The acquisition of the minority interest will be accounted for under the purchase method of accounting. As the Company has held a majority voting interest and control of pSiMedica since May 10, 2001, the financial position and results of operations of pSiMedica have already been reflected in the Company’s historical consolidated financial statements.

The unaudited pro forma consolidated financial statements are presented in accordance with accounting principles generally accepted in Australia (“A-GAAP”) and are derived from the historical consolidated financial statements of the Company included elsewhere in this registration statement, as if the acquisition of the minority interest of pSiMedica had occurred on July 1, 2003 for the consolidated statement of financial performance and June 30, 2004 for the consolidated statement of financial position. A reconciliation of unaudited pro forma net loss and unaudited pro forma total equity to accounting principles generally accepted in the United States of America (“U.S. GAAP”) is provided in Note 5 to the unaudited pro forma consolidated financial statements.

The adjustments necessary to fairly present the unaudited pro forma consolidated financial statements have been made based on available information and assumptions that management believes are reasonable. The unaudited pro forma consolidated financial statements are for informational purposes only and do not purport to present what our results would actually have been had these transactions actually occurred on the dates presented or to project our results of operations or financial position for any future period. The unaudited pro forma consolidated financial statements reflect preliminary estimates of the allocation of the purchase price for the acquisition of the minority interest that may be adjusted.

The unaudited pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company included elsewhere in this registration statement.

P-1

PSIVIDA LIMITED AND SUBSIDIARIES

Unaudited Pro Forma Consolidated Statement of Financial Position
As of June 30, 2004
(in Australian dollars)

	Company	Pro Forma			Pro Forma
	Historical	Adjustments			A-GAAP
	A-GAAP
Current assets
Cash assets	31,350,656	(4,644,964)	(a	)	26,705,692
Receivables	340,482				340,482
Other	38,958				38,958

Total current assets	31,730,096	(4,644,964)			27,085,132

Non-current assets
Property, plant and equipment, net	669,699				669,699
Intangible assets	7,934,622	48,052,500	(b	)	55,987,122
Goodwill	-	9,562,151	(c	)	9,562,151
Other, net	32,641				32,641

Total non-current assets	8,636,962	57,614,651			66,251,613

Total assets	40,367,058	52,969,687			93,336,745

Current liabilities
Payables	1,938,115				1,938,115

Total current liabilities	1,938,115				1,938,115

Total liabilities	1,938,115				1,938,115

Net assets	38,428,943	52,969,687			91,398,630

Equity
Parent equity interest
Contributed equity	49,957,982	54,286,775	(d	)	104,244,757
Reserve	78,220	587,454	(e	)	665,674
Accumulated deficit	(13,190,459)	(321,342)	(f	)	(13,511,801)

Total parent entity interest in equity	36,845,743	54,552,887			91,398,630

Total outside equity interest	1,583,200	(1,583,200)	(g	)	-

Total equity	38,428,943	52,969,687			91,398,630

See accompanying notes to the unaudited pro forma consolidated financial statements.

P-2

PSIVIDA LIMITED AND SUBSIDIARIES
Unaudited Pro Forma Consolidated Statement of Financial Performance
Year Ended June 30, 2004
(in Australian dollars except number of shares)

	Company	Pro Forma			Pro Forma
	Historical	Adjustments			A-GAAP
	A-GAAP
Revenue from ordinary activities	381,679				381,679

Depreciation and amortization expense	(39,360)	(1,062,461)	(h	)	(1,101,821)
Research and development expense	(7,011,666)				(7,011,666)
Interest expense	(5,635)				(5,635)
Employee benefits expense	(1,238,381)				(1,238,381)
Other income/(expense) from ordinary activities, net	394,387				394,387

Loss from ordinary activities before income tax expense	(7,518,976)	(1,062,461)			(8,581,437)

Income tax expense relating to ordinary activities	-				-

Net loss before outside equity interest	(7,518,976)	(1,062,461)			(8,581,437)

Net loss attributable to outside equity interest	3,835,771	(3,835,771)	(i	)	-

Net loss	(3,683,205)	(4,898,232)			(8,581,437)

Loss per share (basic and diluted)	(0.03)	(0.02)			(0.05)
Weighted average number of shares (basic and diluted)	126,990,066				176,794,447

See accompanying notes to the unaudited pro forma consolidated financial statements.

P-3

PSIVIDA LIMITED AND SUBSIDIARIES Notes to Unaudited Pro Forma Consolidated Financial Statements (in Australian dollars)

1.	Basis of Presentation

The unaudited pro forma consolidated financial statements have been prepared in accordance with A-GAAP and are presented in Australian dollars. A-GAAP differs in certain significant respects from U.S. GAAP. These differences, and the effects of the adjustments necessary to present unaudited pro forma net loss and unaudited pro forma total equity in accordance with U.S. GAAP, are detailed in Note 5 below.

2.	Purchase Price Allocation

The A-GAAP purchase price of $59,197,851 consisted of $4,323,622 cash, 49,804,381 ordinary full paid shares of the Company with an estimated fair value of $54,286,775 ($1.09 per share) and 638,537 share options in the Company with an estimated fair value of $587,454. A final determination of required purchase accounting adjustments, including the allocation of the purchase price, has not yet been made. Accordingly, the purchase accounting adjustments made in connection with these unaudited pro forma consolidated financial statements are preliminary and have been made solely for the purposes of developing such pro forma consolidated financial statements.

Following is a preliminary estimate of the components and allocation of the A-GAAP purchase price:
	Total fair value	Acquired interest
	(in Australian dollars)
Intangible assets:
License	64,400,000	34,615,000
Patents	25,000,000	13,437,500

Total		48,052,500

Purchase price		59,197,851

Excess purchase consideration		11,145,351

Less: Outside equity interest		1,583,200

Goodwill on consolidation		9,562,151

There are no fair value adjustments relating to other assets and liabilities of pSiMedica as the fair value approximates book value due to their short-term nature.

3.	Goodwill and Intangible Assets

The identifiable intangible assets, being the license and patents, are currently not amortized. Amortization will commence on commercial production of related products over the remaining estimated useful life of 12 years from the initial acquisition of the intangibles.

Goodwill represents the excess of the purchase consideration over the fair value of identified net assets acquired at the time of acquisition. The goodwill is amortized on a straight line basis from the date of acquisition over the estimated useful life of nine years.

P-4

PSIVIDA LIMITED AND SUBSIDIARIES Notes to Unaudited Pro Forma Consolidated Financial Statements (in Australian dollars)

4.	Pro Forma Adjustments

The following adjustments were applied to pSivida’s historical financial statements to arrive at the pro forma consolidated financial information.

(a)	To record the payment of $4,323,622 cash as partial consideration for the acquisition plus the payment of $321,342 of direct acquisition costs.

(b)	To record the fair value of identifiable intangible assets acquired. See Note 2.

(c)	To record goodwill attributable to the acquisition. See Note 2.

(d)	To record the fair value of ordinary shares issued by the Company as partial consideration for the acquisition.

(e)	To record the fair value of options issued by the Company as partial consideration for the acquisition.

(f)	To record the effect on accumulated deficit for the direct acquisition costs expensed as incurred. (Note: The direct acquisition costs are not reflected as an adjustment to the pro forma statement of financial performance because the expense does not have a continuing impact on the results of operations of the Company).

(g)	To eliminate the outside equity interest as a result of the acquisition of the minority interest

(h)	To record the amortization of goodwill arising on acquisition.

(i)	To eliminate the net loss attributable to the outside equity interest as a result of the acquisition of the minority interest.

5.	U.S. GAAP Reconciliation

The unaudited pro forma consolidated financial statements have been prepared in accordance with A-GAAP. A-GAAP differs in certain significant respects from U.S. GAAP, These differences, and the effects of the adjustments necessary to present unaudited pro forma net loss and unaudited pro forma total equity in accordance with U.S. GAAP, are detailed below.

P-5

PSIVIDA LIMITED AND SUBSIDIARIES Notes to Unaudited Pro Forma Consolidated Financial Statements (in Australian dollars)

			Year ended June 30, 2004
			(in Australian dollars)
Pro forma net loss in accordance with A-GAAP			(8,581,437)
U.S. GAAP adjustments
Share-based compensation expense	(a	)	(699,853)
Intangible assets
Fair value of shares issued as consideration -
amortization expense	(a	)	(18,198)
Direct acquisition costs - amortization expense	(a	)	(9,357)
Amortization of intangible assets	(b	)	(5,989,307)
Sales of stock by subsidiaries - amortisation expense	(a	)	15,840
In-process research and development	(a	)	(1,035,018)
Reversal of goodwill amortization	(c	)	1,062,461
Deferred tax effect of U.S. GAAP adjustments	(a	)	-

Pro forma net loss in accordance with U.S. GAAP			(15,254,869)

Pro forma loss per share in accordance with U.S. GAAP:
Basic and diluted loss per share			(0.09)
Weighted average number of shares - basic and diluted			176,794,447

			June 30, 2004
			(in Australian dollars)
Pro forma total equity in accordance with A-GAAP			91,398,630
U.S. GAAP adjustments
Intangible assets
Fair value of shares issued as consideration	(a	)	160,744
Direct acquisition costs	(a	)	403,990
Amortization of intangible assets	(a	)	(7,596,444)
Sales of stock by subsidiaries	(a	)	351,568
In-process research and development	(a	)	(1,035,018)
Goodwill
Reversal of goodwill amortization	(c	)	1,062,461
Fair value of shares issued as consideration	(d	)	8,267,526
Deferred tax effect of U.S. GAAP adjustments			-

Pro forma total equity in accordance with U.S. GAAP			93,013,457

(a) Refer to Note 23 to the Company’s audited consolidated financial statements included elsewhere in this registration statement for a description of the reconciling item.

(b) As discussed in Note 23 to the Company’s audited consolidated financial statements, the acquired intangible assets are currently not amortized under A-GAAP. Rather, amortization will commence on commercial production of related products over the remaining estimated useful life. Under U.S. GAAP, the intangible assets are amortized from the date of acquisition on a straight-line basis over the estimated useful life of 12 years. Accordingly, the U.S. GAAP reconciling item of A$(5,989,307) is computed as follows:

P-6

(in Australian dollars)
Amortization of A-GAAP license attributable to step acquisition of majority interest in pSiMedica from 18 December 2000 to 13 October 2003	(650,140)
Amortization of A-GAAP license attributable to acquisition of minority interest in pSiMedica on 4 August 2004	(3,846,111)
Amortization of A-GAAP patents attributable to acquisition of minority interest in pSiMedica on 4 August 2004	(1,493,056)
Amortization of intangible assets	(5,989,307)

(c)	In accordance with A-GAAP, goodwill is amortized on a straight-line basis over the estimated useful life, not to exceed 20 years. Under U.S. GAAP, goodwill is not amortized but rather assessed for impairment on an annual basis and when impairment indicators arise. As such, the goodwill amortization expense has been reversed for purposes of the U.S. GAAP reconciliation.

(d)	Under A-GAAP, the fair value of the shares issued to affect the acquisition of the minority interest in pSiMedica was calculated based on the quoted market price on the date the shares were issued. Under U.S. GAAP, the fair value of the share consideration is the average quoted market price for a period of two days period before and two days after the date the terms of the acquisition is agreed to and announced. Accordingly, for U.S. GAAP purposes, the Company has recorded an increase to the value of goodwill equal to the difference.

P-7

EXHIBIT INDEX

Exhibit No.	Exhibit Title
1.1	Constitution of pSivida Limited*
2.1	Deposit Agreement, by and among pSivida Limited, Citibank, N.A. and the Holders and Beneficial Owners of American Depositary Shares Evidenced by American Depositary Receipts Issued Thereunder**
3.1	Deed Poll, dated October 26, 2004, executed by QinetiQ*
4.1	Rules of the pSivida Limited Employee Share Option Plan*
4.2	Collaboration Agreement among pSiOncology Pte. Ltd., Singapore General Hospital Pte. Ltd. and SGH Technology Ventures Pte. Ltd., dated July 24, 2002*++
4.3	Process Development and Manufacturing Agreement between pSiMedica Limited and AEA Technology QSA GmbH, dated March 4, 2004*++
8.1	List of subsidiaries*
15.1	Consent of Deloitte Touche Tohmatsu, Chartered Accountants*

* Filed herewith.
** Incorporated by reference to the registrant's filing on Form F-6 (Commission file number 333-____________) filed on January 19, 2005.
++Confidential treatment has been requested for portions of this exhibit.